082-34825

08003122

CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED
CONSOLIDATED FINANCIAL STATEMENTS
AND REVIEW REPORT ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b OF SECTION THREE

AKBANK T.A.Ş.

PUBLICLY ANNOUNCED
CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REVIEW REPORT
AT 31 MARCH 2008

dw 6/10

PRICEWATERHOUSECOOPERS

Başaran Nas Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION OF THE INDEPENDENT AUDITOR'S REVIEW REPORT ORIGINALLY PREPARED AND ISSUED IN TURKISH

To the Board of Directors of Akbank T.A.Ş.

We have reviewed the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank") and its consolidated subsidiaries at 31 March 2008 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Law No. 5411. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. and its consolidated subsidiaries at 31 March 2008 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles and standards set out by regulations in conformity with Articles 37 and 38 of Banking Law No. 5411 and other regulations, interpretations and circulars published by the Banking Regulation and Supervision Agency on accounting and financial reporting principles.

PRICEWATERHOUSECOOPERS

Additional paragraph for convenience translation:

As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with Articles 37 and 38 of Banking Law No. 5411, accounting principles generally accepted in countries in which the accompanying consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Bağımsız Denetim ve
Serbest Muhasebeci Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers

Cansen Başaran Symes, SMMM
Partner

Istanbul, 9 May 2008

CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED CONSOLIDATED FINANCIAL STATEMENTS
ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b IN SECTION THREE

THE CONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 31 MARCH 2008

Address : Sabancı Center 34330, 4. Levent / Istanbul
Telephone : (0 212) 385 55 55
Fax : (0 212) 269 73 83
Website : www.akbank.com
E-mail : hizmet@akbank.com

The consolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" as sanctioned by the Banking Regulation and Supervision Agency.

- **Section One** - GENERAL INFORMATION ABOUT THE GROUP
- **Section Two** - CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP
- **Section Three** - EXPLANATIONS ON ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP
- **Section Five** - EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON AUDITOR'S REVIEW REPORT

Investments in associates, joint ventures, direct and indirect subsidiaries whose financial statements have been consolidated in this reporting package are as follows:

	Subsidiaries	Investments in Associates	Joint Ventures
1.	Ak Finansal Kiralama A.Ş.	-	-
2.	Ak Yatırım Menkul Değerler A.Ş.	-	-
3.	Akbank N.V.	-	-
4.	Akbank AG	-	-

Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank but over which the Bank has 100% controlling power, have been included in the consolidation due to the reason that these companies are "Special Purpose Entities".

The accompanying reviewed consolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish Lira (YTL), have been prepared based on the accounting books of the Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, relating appendices and interpretations on these, and have been reviewed.

9 May 2008

Suzan SABANCI DİNÇER	Akın KOZANOĞLU	Özen GÖKSEL	Zafer KURTUL	K. Atıl ÖZUS	Emine T. ÇEPPİOĞLU
Chairman of the Board of Directors	Head of the Audit Committee	Member of the Audit Committee	President	Executive Vice President	Manager

Contact information of the personnel in charge of addressing questions regarding this financial report.

Name-Surname / Title : Emine T. ÇEPPİOĞLU / Manager
Phone No : (0 212) 385 55 55
Fax No : (0 212) 325 12 31

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION ONE
GENERAL INFORMATION ABOUT THE GROUP

I. PARENT BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Parent Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No.3/6710 and is authorized to perform all economic, financial and commercial activities which are allowed by the laws of the Turkish Republic ("T.C."). The status of the Bank has not changed since its foundation.

II. EXPLANATION ABOUT THE PARENT BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE PARENT BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE PARENT BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipts ("ADRs"). As of 31 March 2008, approximately 25% of the shares are publicly traded, including the ADRs (31 December 2007: 25%).

The major shareholder of the Parent Bank, directly or indirectly, is Sabancı Group.

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE PARENT BANK THEY POSSESS:

Title	Name	Responsibility	Education
Chairman:	Suzan SABANCI DİNÇER	Chairman and Managing Director	Graduate
Honorary Chairman:	Erol SABANCI	Honorary Chairman, Member, Advisor	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive Director	Graduate
	Bülent ADANIR	Managing Director	Graduate
	Özen GÖKSEL	Member	Undergraduate
	M. Hikmet BAYAR	Member	Undergraduate
	Aydın GÜNTER	Member	Undergraduate
	Yaman TÖRÜNER	Member	Undergraduate
	William J. MILLS	Member	Undergraduate
	Zafer KURTUL	Member and CEO	Graduate
President and CEO:	Zafer KURTUL	CEO	Graduate

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE PARENT BANK THEY POSSESS (CONTINUED):

Director of Internal Audit:	Eyüp ENGİN	Head of Internal Audit	Undergraduate
Executive Vice Presidents:	Hayri ÇULHACI	Strategy and Corporate Communication	Graduate
	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans Follow Up	Undergraduate
	Reşit TOYGAR	Treasury	Graduate
	M. Fikret ÖNDER	Private Banking	Graduate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
	Esra BOZKURT	Human Resources	Undergraduate
	Alpaslan ÖZLÜ	Information Technology	Graduate
	Ferda BESLİ	Commercial Banking	Undergraduate
	Ahmet Fuat AYLA	Corporate and Commercial Loans	Undergraduate
	Halit Haydar YILDIZ	Retail Loans	Graduate
	Hülya KEFELİ	International Banking	Undergraduate
	K. Atıl ÖZUS	Financial Coordination	Undergraduate
	A. Galip TÖZGE	Retail Branch Administration	Graduate
	Cem MENGİ (*)	Corporate Banking	Undergraduate
Internal Audit Committee:	Akın KOZANOĞLU	Head of the Audit Committee	Graduate
	Özen GÖKSEL	Member of the Audit Committee	Undergraduate
Auditors:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

(*) In accordance with the decision of the Board of Directors dated 1 April 2008, Cem Mengi has been appointed as an executive vise president responsible for Corporate Banking, substituting Ziya Akkurt.

The shares of the above individuals are insignificant in the Bank.

IV. INFORMATION ON SHAREHOLDERS HAVING CONTROL SHARES:

Name/Commercial Title	Share Amounts (Nominal)	Share Percentages	Paid-in Capital (Nominal)	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	941.384	31,38%	941.384	-
Citibank Overseas Investment Corporation	600.000	20,00%	600.000	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATION ON THE PARENT BANK'S SERVICE TYPES AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and AvivaSA Emeklilik ve Hayat A.Ş. As of 31 March 2008, the Bank has 727 branches dispersed throughout the country and 1 branch operating abroad (31 December 2007: 715 branches and 1 branch operating abroad). As of 31 March 2008, the Bank employed 13.748 people (31 December 2007: 13.513).

The Parent Bank and its direct and indirect subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Akbank AG, Ak Finansal Kiralama A.Ş. and together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over which the Bank has 100% controlling power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries is referred to as the "Group" in these consolidated financial statements.

As of 31 March 2008, the Group employed 14.062 people (31 December 2007: 13.820).

AKBANK T.A.Ş.
I. CONSOLIDATED BALANCE SHEETS AS OF 31 MARCH 2008 AND 31 DECEMBER 2007
(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	ASSETS	Note (Section Five)	CURRENT PERIOD (31/03/2008)			PRIOR PERIOD (31/12/2007)		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH BALANCES WITH CENTRAL BANK**	(I-a)	**716.459**	**2.610.750**	**3.327.209**	**402.714**	**2.359.742**	**2.762.456**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS) (Net)**	(I-b)	**105.338**	**5.399.145**	**5.504.483**	**86.253**	**4.808.880**	**4.895.133**
2.1	Trading Financial Assets		68.945	5.276.787	5.345.732	51.853	4.761.998	4.813.851
2.1.1	Government Debt Securities		62.406	5.276.787	5.339.193	45.965	4.761.998	4.807.963
2.1.2	Share Certificates		4.954	-	4.954	4.637	-	4.637
2.1.3	Other Marketable Securities		1.585	-	1.585	1.251	-	1.251
2.2	Financial Assets Designated at Fair Value through Profit or (Loss)		-	-	-	-	-	-
2.2.1	Government Debt Securities		-	-	-	-	-	-
2.2.2	Share Certificates		-	-	-	-	-	-
2.2.3	Other Marketable Securities		-	-	-	-	-	-
2.3	Trading Derivative Financial Assets		36.393	122.358	158.751	34.400	46.882	81.282
III.	**BANKS**	(I-c)	**464**	**2.510.421**	**2.510.885**	**26.470**	**1.543.695**	**1.570.165**
IV.	**MONEY MARKETS**		**734**	**188.727**	**189.461**	**2.547**	-	**2.547**
4.1	Interbank Money Market Placements		-	188.727	188.727	-	-	-
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		734	-	734	2.547	-	2.547
V.	**AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net)**	(I-d)	**18.387.211**	**4.719.542**	**23.106.753**	**16.765.191**	**4.217.440**	**20.982.631**
5.1	Share Certificates		6.721	110	6.831	6.721	110	6.831
5.2	Government Debt Securities		18.380.490	4.518.264	22.898.754	16.758.470	4.131.310	20.889.780
5.3	Other Marketable Securities		-	201.168	201.168	-	86.020	86.020
VI.	**LOANS**	(I-e)	**26.344.242**	**17.944.562**	**44.288.804**	**25.764.399**	**14.117.729**	**39.882.128**
6.1	Loans		26.344.242	17.944.562	44.288.804	25.764.399	14.117.729	39.882.128
6.1.1	Loans to Bank's Risk Group		122.522	778.361	900.883	267.057	668.453	935.510
6.1.2	Other		26.221.720	17.166.201	43.387.921	25.497.342	13.449.276	38.946.618
6.2	Loans under Follow-up		775.165	26.103	801.268	961.981	45.647	1.007.628
6.3	Specific Provisions (-)		775.165	26.103	801.268	961.981	45.647	1.007.628
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**HELD-TO-MATURITY SECURITIES (Net)**	(I-f)	-	-	-	-	-	-
8.1	Government Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(I-g)	-	-	-	-	-	-
9.1	Consolidated Based on Equity Method		-	-	-	-	-	-
9.2	Unconsolidated		-	-	-	-	-	-
9.2.1	Financial Investments in Associates		-	-	-	-	-	-
9.2.2	Non-Financial Investments in Associates		-	-	-	-	-	-
X.	**SUBSIDIARIES (Net)**	(I-h)	**17.748**	**36**	**17.784**	**22.762**	**36**	**22.798**
10.1	Unconsolidated Financial Subsidiaries		17.748	36	17.784	22.762	36	22.798
10.2	Unconsolidated Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**JOINT VENTURES (Net)**		-	-	-	-	-	-
11.1	Consolidated Based on Equity Method		-	-	-	-	-	-
11.2	Unconsolidated		-	-	-	-	-	-
11.2.1	Financial Joint Ventures		-	-	-	-	-	-
11.2.2	Non-Financial Joint Ventures		-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	(I-i)	**189.840**	**513.599**	**703.439**	**209.186**	**440.310**	**649.496**
12.1	Financial Lease Receivables		240.026	581.518	821.544	267.601	500.480	768.081
12.2	Operating Lease Receivables		-	-	-	-	-	-
12.3	Other		-	-	-	-	-	-
12.4	Unearned Income (-)		50.186	67.919	118.105	58.415	60.170	118.585
XIII.	**HEDGING DERIVATIVE FINANCIAL ASSETS**	(I-j)	-	-	-	-	-	-
13.1	Fair Value Hedge		-	-	-	-	-	-
13.2	Cash Flow Hedge		-	-	-	-	-	-
13.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XIV.	**PROPERTY AND EQUIPMENT (Net)**		**723.422**	**6.588**	**730.010**	**724.543**	**5.970**	**730.513**
XV.	**INTANGIBLE ASSETS (Net)**		**29.556**	**207**	**29.763**	**31.790**	**181**	**31.971**
15.1	Goodwill		-	-	-	-	-	-
15.2	Other		29.556	207	29.763	31.790	181	31.971
XVI.	**INVESTMENT PROPERTY (Net)**	(I-k)	-	-	-	-	-	-
XVII.	**TAX ASSET**		**17.164**	**1.712**	**18.876**	**16.339**	**1.519**	**17.858**
17.1	Current Tax Asset		-	-	-	-	-	-
17.2	Deferred Tax Asset	(I-l)	17.164	1.712	18.876	16.339	1.519	17.858
XVIII.	**PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS (Net)**	(I-m)	**3.623**	-	**3.623**	**3.650**	-	**3.650**
18.1	Held for Sale Purpose		3.623	-	3.623	3.650	-	3.650
18.2	Related to Discontinued Operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	(I-n)	**562.939**	**124.775**	**687.714**	**487.667**	**64.022**	**551.689**
	TOTAL ASSETS		**47.098.740**	**34.020.064**	**81.118.804**	**44.543.511**	**27.559.524**	**72.103.035**

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.
I. CONSOLIDATED BALANCE SHEETS AS OF 31 MARCH 2008 AND 31 DECEMBER 2007
(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	LIABILITIES	Note	CURRENT PERIOD (31/03/2008)			PRIOR PERIOD (31/12/2007)		
		(Section Five)	YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	(II-a)	**27.206.956**	**22.410.502**	**49.617.458**	**25.318.894**	**18.315.727**	**43.634.621**
1.1	Deposits of Bank's Risk Group		965.319	1.172.078	2.137.397	534.308	698.227	1.232.535
1.2	Other		26.241.637	21.238.424	47.480.061	24.784.586	17.617.500	42.402.086
II.	**TRADING DERIVATIVE FINANCIAL LIABILITIES**	(II-b)	**18.455**	**63.959**	**82.414**	**56.840**	**48.751**	**105.591**
III.	**BORROWINGS**	(II-c)	**153.426**	**11.599.018**	**11.752.444**	**174.727**	**9.316.394**	**9.491.121**
IV.	**MONEY MARKETS**		**5.364.054**	**506.071**	**5.870.125**	**4.439.577**	**498.125**	**4.937.702**
4.1	Funds from Interbank Money Market		27.111	-	27.111	25.012	129.011	154.023
4.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements		5.336.943	506.071	5.843.014	4.414.565	369.114	4.783.679
V.	**MARKETABLE SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset Backed Securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower Funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**1.192.232**	**33.016**	**1.225.248**	**935.032**	**21.044**	**956.076**
VIII.	**OTHER LIABILITIES**	(II-d)	**919.991**	**184.947**	**1.104.938**	**1.373.297**	**114.020**	**1.487.317**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	(II-e)	-	-	-	-	-	-
10.1	Financial Lease Payables		-	-	-	-	-	-
10.2	Operational Lease Payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)		-	-	-	-	-	-
XI.	**HEDGING DERIVATIVE FINANCIAL LIABILITIES**	(II-f)	-	-	-	-	-	-
11.1	Fair Value Hedge		-	-	-	-	-	-
11.2	Cash Flow Hedge		-	-	-	-	-	-
11.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XII.	**PROVISIONS**	(II-g)	**427.662**	**170.224**	**597.886**	**409.213**	**115.208**	**524.421**
12.1	General Loan Loss Provision		209.591	162.203	371.794	187.190	106.435	293.625
12.2	Restructuring Provisions		-	-	-	-	-	-
12.3	Reserve for Employee Rights		65.792	-	65.792	63.383	-	63.383
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		152.279	8.021	160.300	158.640	8.773	167.413
XIII.	**TAX LIABILITY**	(II-h)	**293.251**	**59.131**	**352.382**	**285.134**	**48.598**	**333.732**
13.1	Current Tax Liability		293.251	4.055	297.306	285.134	8.854	293.988
13.2	Deferred Tax Liability		-	55.076	55.076	-	39.744	39.744
XIV.	**LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS (Net)**		-	-	-	-	-	-
14.1	Held for Sale Purpose		-	-	-	-	-	-
14.2	Related to Discontinued Operations		-	-	-	-	-	-
XV.	**SUBORDINATED LOANS**		-	-	-	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	(II-i)	**10.528.707**	**(12.798)**	**10.515.909**	**10.658.724**	**(26.270)**	**10.632.454**
16.1	Paid-in capital		3.000.000	-	3.000.000	3.000.000	-	3.000.000
16.2	Capital Reserves		3.571.232	(12.798)	3.558.434	3.813.171	(26.270)	3.786.901
16.2.1	Share Premium		1.700.000	-	1.700.000	1.700.000	-	1.700.000
16.2.2	Share Cancellation Profits		-	-	-	-	-	-
16.2.3	Marketable Securities Valuation Differences	(II-j)	46.223	(12.798)	33.425	207.279	(26.270)	181.009
16.2.4	Property and Equipment Revaluation Differences		8.025	-	8.025	-	-	-
16.2.5	Intangible Fixed Assets Revaluation Differences		-	-	-	-	-	-
16.2.6	Revaluation Differences of Investment Properties		-	-	-	-	-	-
16.2.7	Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-
16.2.8	Hedging Funds (Effective portion)		(88.908)	-	(88.908)	-	-	-
16.2.9	Value Increase of Assets Held for Resale		-	-	-	-	-	-
16.2.10	Other Capital Reserves		1.905.892	-	1.905.892	1.905.892	-	1.905.892
16.3	Profit Reserves		3.222.706	-	3.222.706	1.821.178	-	1.821.178
16.3.1	Legal Reserves		685.762	-	685.762	526.433	-	526.433
16.3.2	Status Reserves		-	-	-	-	-	-
16.3.3	Extraordinary Reserves		2.432.640	-	2.432.640	1.310.787	-	1.310.787
16.3.4	Other Profit Reserves		104.304	-	104.304	(16.042)	-	(16.042)
16.4	Income or (Loss)		734.560	-	734.560	2.024.136	-	2.024.136
16.4.1	Prior Years' Income or (Loss)		14.418	-	14.418	(16.524)	-	(16.524)
16.4.2	Current Year Income or (Loss)		720.142	-	720.142	2.040.660	-	2.040.660
16.5	Minority Interest		209	-	209	239	-	239
			-	-	-	-	-	-
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**46.104.734**	**35.014.070**	**81.118.804**	**43.651.438**	**28.451.597**	**72.103.035**

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.
II. CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 31 MARCH 2008 AND 31 MARCH 2007
(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	INCOME AND EXPENSE ITEMS	Note (Section Five)	CURRENT PERIOD (01/01-31/03/2008)	PRIOR PERIOD (01/01-31/03/2007)
I.	**INTEREST INCOME**	(III-a)	**2.339.400**	**1.969.351**
1.1	Interest on loans	(III-a-1)	1.428.019	1.214.986
1.2	Interest Received from Reserve Requirements		6.787	6.863
1.3	Interest Received from Banks	(III-a-2)	65.601	78.952
1.4	Interest Received from Money Market Transactions		2.304	13.576
1.5	Interest Received from Marketable Securities Portfolio	(III-a-3)	803.675	631.740
1.5.1	Trading Financial Assets		53.129	115.701
1.5.2	Financial Assets at Fair Value Through Profit or (loss)		-	-
1.5.3	Available-for-sale Financial Assets		750.546	516.039
1.5.4	Held to maturity Investments		-	-
1.6	Financial Lease Income		20.681	17.776
1.7	Other Interest Income		12.333	5.458
II.	**INTEREST EXPENSE**	(III-b)	**1.400.066**	**1.217.926**
2.1	Interest on Deposits	(III-b-3)	1.048.984	908.983
2.2	Interest on Funds Borrowed	(III-b-1)	128.769	141.400
2.3	Interest Expense on Money Market Transactions		214.991	162.985
2.4	Interest on Securities Issued		-	-
2.5	Other Interest Expenses		7.322	4.558
III.	**NET INTEREST INCOME (I - II)**		**939.334**	**751.425**
IV.	**NET FEES AND COMMISSIONS INCOME**		**243.510**	**222.721**
4.1	Fees and Commissions Received		299.270	271.543
4.1.1	Non-cash Loans		11.395	11.648
4.1.2	Other		287.875	259.895
4.2	Fees and Commissions Paid		55.760	48.822
4.2.1	Non-cash Loans		54	62
4.2.2	Other		55.706	48.760
V.	**DIVIDEND INCOME**		**3.509**	-
VI.	**TRADING INCOME/(LOSS) (Net)**	(III-c)	**78.447**	**28.333**
6.1	Trading Gains / (Losses) on Securities		(22.355)	3.374
6.2	Foreign Exchange Gains / (Losses)		100.802	24.959
VII.	**OTHER OPERATING INCOME**	(III-d)	**414.276**	**94.634**
VIII.	**TOTAL OPERATING INCOME (III+IV+V+VI+VII)**		**1.679.076**	**1.097.113**
IX.	**PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)**	(III-e)	**301.933**	**160.777**
X.	**OTHER OPERATING EXPENSES (-)**	(III-f)	**514.618**	**373.280**
XI.	**NET OPERATING INCOME/(LOSS) (VIII-IX-X)**		**862.525**	**563.056**
XII.	**EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER**		-	-
XIII.	**INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES CONSOLIDATED BASED ON EQUITY METHOD**		-	-
XIV.	**INCOME/(LOSS) ON NET MONETARY POSITION**		-	-
XV.	**PROFIT/LOSS BEFORE TAX FROM CONTINUED OPERATIONS (XI+...+XIV)**		**862.525**	**563.056**
XVI.	**TAX PROVISION FOR CONTINUED OPERATIONS (±)**	(III-h)	**142.377**	**114.974**
16.1	Current Tax Provision		137.595	126.306
16.2	Deferred Tax Provision		4.782	(11.332)
XVII.	**CURRENT YEAR PROFIT/LOSS FROM CONTINUED OPERATIONS (XV±XVI)**		**720.148**	**448.082**
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-
18.1	Income from Non-current Assets Held for Resale		-	-
18.2	Profit from Sales of Associates, Subsidiaries and Joint Ventures		-	-
18.3	Income from Other Discontinued Operations		-	-
XIX.	**EXPENSES FOR DISCONTINUED OPERATIONS (-)**		-	-
19.1	Expenses for Non-current Assets Held for Resale		-	-
19.2	Loss from Sales of Associates, Subsidiaries and Joint Ventures		-	-
19.3	Expenses for Other Discontinued Operations		-	-
XX.	**PROFIT/LOSS BEFORE TAX FROM DISCONTINUED OPERATIONS (XVIII-XIX)**		-	-
XXI.	**TAX PROVISION FOR DISCONTINUED OPERATIONS (±)**		-	-
21.1	Current Tax Provision		-	-
21.2	Deferred Tax Provision		-	-
XXII.	**CURRENT YEAR PROFIT/LOSS FROM DISCONTINUED OPERATIONS (XX±XXI)**		-	-
XXIII.	**NET INCOME/(LOSS) (XVII+XXII)**		**720.148**	**448.082**
23.1	**Income/(Loss) from the Group**		720.142	447.722
23.2	Income/(Loss) from Minority Interest	(III-g)	6	360
	Earnings/(Loss) per share (in YTL full)		**0,00240**	**0,00149**

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

III. CONSOLIDATED OFF-BALANCE SHEET COMMITMENTS AT 31 MARCH 2008 AND 31 DECEMBER 2007

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

		Note	CURRENT PERIOD (31/03/2008)			PRIOR PERIOD (31/12/2007)		
		(Section Five)	YTL	FC	Total	YTL	FC	Total
A.	**OFF-BALANCE SHEET COMMITMENTS (I+II+III)**		**19.209.396**	**23.317.080**	**42.526.476**	**18.008.552**	**16.182.268**	**34.190.820**
I.	**GUARANTEES AND WARRANTIES**	(IV-2, 3)	**2.730.095**	**3.050.281**	**5.780.376**	**2.672.045**	**2.507.839**	**5.179.884**
1.1	Letters of Guarantee		2.586.965	1.506.885	4.093.850	2.516.552	1.262.181	3.778.733
1.1.1	Guarantees Subject to State Tender Law		212.182	369.375	581.557	230.606	316.102	546.708
1.1.2	Guarantees Given for Foreign Trade Operations		-	234.917	234.917	-	235.298	235.298
1.1.3	Other Letters of Guarantee		2.374.783	902.593	3.277.376	2.285.946	710.781	2.996.727
1.2	Bank Acceptances		15	57.309	57.324	15	46.842	46.857
1.2.1	Import Letter of Acceptance		15	57.309	57.324	15	46.842	46.857
1.2.2	Other Bank Acceptances		-	-	-	-	-	-
1.3	Letters of Credit		16	1.461.152	1.461.168	16	1.176.916	1.176.932
1.3.1	Documentary Letters of Credit		16	1.351.257	1.351.273	16	1.097.186	1.097.202
1.3.2	Other Letters of Credit		-	109.895	109.895	-	79.730	79.730
1.4	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5	Endorsements		-	-	-	-	-	-
1.5.1	Endorsements to the Central Bank of the Republic of Turkey		-	-	-	-	-	-
1.5.2	Other Endorsements		-	-	-	-	-	-
1.6	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7	Factoring Guarantees		-	-	-	-	-	-
1.8	Other Guarantees		25.730	9.307	35.037	22.825	9.796	32.621
1.9	Other Collaterals		117.369	15.628	132.997	132.637	12.104	144.741
II.	**COMMITMENTS**	(IV-1)	**11.256.186**	**3.622.822**	**14.879.008**	**10.664.659**	**3.361.079**	**14.025.738**
2.1	Irrevocable Commitments		11.256.186	3.622.822	14.879.008	10.664.659	3.361.079	14.025.738
2.1.1	Asset Purchase Commitments		172.999	680.425	853.424	56.594	400.913	457.507
2.1.2	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4	Loan Granting Commitments		2.913.105	2.899.149	5.812.254	2.780.673	2.921.787	5.702.460
2.1.5	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7	Commitments for Cheques		1.820.482	-	1.820.482	1.737.614	-	1.737.614
2.1.8	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9	Commitments for Credit Card Limits		6.262.531	-	6.262.531	6.001.065	-	6.001.065
2.1.10	Promotion Commitments for Credit Cards and Banking Services		32.750	-	32.750	34.405	-	34.405
2.1.11	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.13	Other Irrevocable Commitments		54.319	43.248	97.567	54.308	38.379	92.687
2.2	Revocable Commitments		-	-	-	-	-	-
2.2.1	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**		**5.223.115**	**16.643.977**	**21.867.092**	**4.671.848**	**10.313.350**	**14.985.198**
3.1	Hedging Derivative Financial Instruments		-	-	-	-	-	-
3.1.1	Transactions for Fair Value Hedge		-	-	-	-	-	-
3.1.2	Transactions for Cash Flow Hedge		-	-	-	-	-	-
3.1.3	Transactions for Foreign Net Investment Hedge		-	-	-	-	-	-
3.2	Trading Transactions		5.223.115	16.643.977	21.867.092	4.671.848	10.313.350	14.985.198
3.2.1	Forward Foreign Currency Buy/Sell Transactions		216.388	422.292	638.680	158.599	347.609	506.208
3.2.1.1	Forward Foreign Currency Transactions-Buy		86.060	243.573	329.633	75.766	185.434	261.200
3.2.1.2	Forward Foreign Currency Transactions-Sell		130.328	178.719	309.047	82.833	162.175	245.008
3.2.2	Swap Transactions Related to Foreign Currency and Interest Rates		4.125.138	15.205.142	19.330.280	4.077.834	9.484.969	13.562.803
3.2.2.1	Foreign Currency Swap-Buy		55.264	4.917.731	4.972.995	72.669	2.421.573	2.494.242
3.2.2.2	Foreign Currency Swap-Sell		39.874	4.752.865	4.792.739	75.165	2.414.260	2.489.425
3.2.2.3	Interest Rate Swap-Buy		2.015.000	2.767.273	4.782.273	1.965.000	2.324.568	4.289.568
3.2.2.4	Interest Rate Swap-Sell		2.015.000	2.767.273	4.782.273	1.965.000	2.324.568	4.289.568
3.2.3	Foreign Currency, Interest rate and Securities Options		819.636	883.747	1.703.383	388.433	448.861	837.294
3.2.3.1	Foreign Currency Options-Buy		411.460	439.868	851.328	190.849	227.402	418.251
3.2.3.2	Foreign Currency Options-Sell		408.176	443.879	852.055	197.584	221.459	419.043
3.2.3.3	Interest Rate Options-Buy		-	-	-	-	-	-
3.2.3.4	Interest Rate Options-Sell		-	-	-	-	-	-
3.2.3.5	Securities Options-Buy		-	-	-	-	-	-
3.2.3.6	Securities Options-Sell		-	-	-	-	-	-
3.2.4	Foreign Currency Futures		42.588	43.674	86.262	27.578	26.103	53.681
3.2.4.1	Foreign Currency Futures-Buy		35.845	6.745	42.590	27.574	3	27.577
3.2.4.2	Foreign Currency Futures-Sell		6.743	36.929	43.672	4	26.100	26.104
3.2.5	Interest Rate Futures		-	-	-	-	-	-
3.2.5.1	Interest Rate Futures-Buy		-	-	-	-	-	-
3.2.5.2	Interest Rate Futures-Sell		-	-	-	-	-	-
3.2.6	Other		19.365	89.122	108.487	19.404	5.808	25.212
B.	**CUSTODY AND PLEDGES RECEIVED (IV+V+VI)**		**54.740.932**	**10.549.722**	**65.290.654**	**52.449.723**	**7.928.625**	**60.378.348**
IV.	**ITEMS HELD IN CUSTODY**		**18.811.848**	**2.025.452**	**20.837.300**	**18.218.572**	**1.659.130**	**19.877.702**
4.1	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2	Investment Securities Held in Custody		15.554.216	568.011	16.122.227	15.029.013	625.272	15.654.285
4.3	Cheques Received for Collection		2.018.437	25.291	2.043.728	1.944.996	21.412	1.966.408
4.4	Commercial Notes Received for Collection		1.048.589	528.333	1.576.922	1.011.845	423.149	1.434.994
4.5	Other Assets Received for Collection		-	-	-	-	197	197
4.6	Assets Received for Public Offering		-	-	-	-	-	-
4.7	Other Items Under Custody		190.606	902.922	1.093.528	232.718	588.357	821.075
4.8	Custodians		-	895	895	-	743	743
V.	**PLEDGES RECEIVED**		**33.730.842**	**8.460.297**	**42.191.139**	**32.011.296**	**6.215.542**	**38.226.838**
5.1	Marketable Securities		2.701.546	518.493	3.220.039	1.904.661	155.821	2.060.482
5.2	Guarantee Notes		860.013	111.909	971.922	987.443	103.327	1.090.770
5.3	Commodity		60	42.020	42.080	79	45.718	45.797
5.4	Warranty		-	-	-	-	-	-
5.5	Immovable		17.209.713	5.251.611	22.461.324	16.526.555	4.340.986	20.867.541
5.6	Other Pledged Items		12.959.510	2.536.264	15.495.774	12.592.558	1.569.690	14.162.248
5.7	Pledged Items-Depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES**		**2.198.242**	**63.973**	**2.262.215**	**2.219.855**	**53.953**	**2.273.808**
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		**73.950.328**	**33.866.802**	**107.817.130**	**70.458.275**	**24.110.893**	**94.569.168**

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.
IV. STATEMENT OF INCOME AND EXPENSES ACCOUNTED UNDER CONSOLIDATED SHAREHOLDERS' EQUITY AT 31 MARCH 2008 AND 31 MARCH 2007
(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	INCOME AND EXPENSES ACCOUNTED UNDER SHAREHOLDERS' EQUITY	Note	CURRENT PERIOD (31/03/2008)	PRIOR PERIOD (31/03/2007)
I.	ADDITIONS TO MARKETABLE SECURITIES VALUATION DIFFERENCES FROM AVAILABLE FOR SALE FINANCIAL ASSETS		(149.694)	112.795
II.	PROPERTY AND EQUIPMENT REVALUATION DIFFERENCES		-	-
III.	INTANGIBLE FIXED ASSETS REVALUATION DIFFERENCES		-	-
IV.	FOREIGN EXCHANGE DIFFERENCES FROM FOREIGN CURRENCY TRANSACTIONS		120.346	(10.217)
V.	PROFIT/LOSS FROM CASH FLOW HEDGE DERIVATIVE FINANCIAL ASSETS (Effective Part of Fair Value Changes)		-	-
VI.	PROFIT/LOSS FROM FOREIGN INVESTMENT HEDGE DERIVATIVE FINANCIAL ASSETS (Effective Part of Fair Value Changes) (*)		(111.135)	-
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICY AND ADJUSTMENT OF ERRORS		-	-
VIII.	OTHER INCOME/EXPENSE ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS		-	-
IX.	TAX RELATED TO VALUATION DIFFERENCES		52.166	(22.559)
X.	NET INCOME/EXPENSE DIRECTLY ACCOUNTED UNDER SHAREHOLDERS' EQUITY (I+II+...+IX)		(88.317)	80.019
XI.	CURRENT YEAR INCOME / LOSS		27.829	4.762
1.1	Net Change in Fair Value of Marketable Securities (Transfer to Profit/Loss)		27.829	4.762
1.2	Part of Cash Flow Hedge Derivative Financial Assets Reclassified and Presented on the Income Statement		-	-
1.3	Part of Foreign Investment Hedge Derivative Financial Assets Reclassified and Presented on the Income Statement		-	-
1.4	Other		-	-
XII.	TOTAL ACCOUNTED INCOME / LOSS RELATED TO CURRENT PERIOD (X±XI)		(116.146)	75.257

(*) Figure represents the effective part of the foreign exchange differences of the financial liabilities hedging the net investment risk of foreign investments as explained in Note II of Section Three.

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

V. CONSOLIDATED STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 31 MARCH 2008 AND 31 MARCH 2007

(Amounts are expressed in thousands of New Turkish Lira (YTL))

		Note (Section Five)	Paid-in Capital	Adjustment to Share Capital(*)	Share Premiums	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Income (Loss)	Prior Period Net Income (Loss)	Marketable Securities Value Increase Fund	Revaluation Fund	Bonus Shares from Invest. in Ass., Subs. and J.V.	Hedging Transactions	Val. Chan. in Prop. and Eq. HFS Purp./ Disc. Opr.	Total Equity Except from Minority Interest	Minority Interest	Total Shareholders' Equity
	PRIOR PERIOD (31/03/2007)																			
I.	Period Opening Balance		2.200.000	2.201.895	-	-	382.801	-	816.263	24.457	1.580.145	5.979	(129.008)	-	-	-	-	7.082.532	102.070	7.184.603
II.	Changes in Accounting Policies according to TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1	Effects of Errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effects of the Changes in Accounting Policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	New Balance (I+II)		2.200.000	2.301.895	-	-	382.801	-	816.263	24.457	1.580.145	5.979	(129.008)	-	-	-	-	7.082.532	102.070	7.184.602
	Changes in the period																			
IV.	Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Marketable Securities Valuation Differences		-	-	-	-	-	-	-	-	-	-	85.474	-	-	-	-	85.474	-	85.474
VI.	Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Property and Equipment Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Intangible Fixed Assets Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Foreign Exchange Differences		-	-	-	-	-	-	-	(10.217)	-	-	-	-	-	-	-	(10.217)	(2.034)	(12.251)
XI.	Changes due to the Disposal of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Changes due to the Reclassification of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Effects of Changes in Equity of Investments in Associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Capital Increase		200.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200.000	-	200.000
14.1	Cash Increase		200.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200.000	-	200.000
14.2	Internal Resources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Share Premium		-	-	1.700.000	-	-	-	-	-	-	-	-	-	-	-	-	1.700.000	-	1.700.000
XVI.	Share Cancellation Profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	Paid-in Capital Inflation Adjustment Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII.	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIX.	Current Year Income or (Loss)		-	-	-	-	-	-	-	-	447.722	-	-	-	-	-	-	447.722	360	448.082
XX.	Profit distribution		-	-	-	-	141.176	-	790.526	-	(1.580.145)	(20.047)	-	7.995	-	-	-	(660.495)	(2.430)	(662.925)
20.1	Dividends paid		-	-	-	-	-	-	-	-	(660.495)	-	-	-	-	-	-	(660.495)	(2.430)	(662.925)
20.2	Transfers to Reserves		-	-	-	-	141.176	-	790.526	-	(919.650)	(20.047)	-	7.995	-	-	-	-	-	-
20.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (III+IV+V+......+XVIII+XIX+XX)		**2.400.000**	**2.301.895**	**1.700.000**	-	**523.977**	-	**1.606.789**	**14.240**	**447.722**	**(14.068)**	**(43.534)**	**7.995**	-	-	-	**8.845.016**	**97.966**	**8.942.982**
	CURRENT PERIOD (31/03/2008)																			
I.	Prior Period End Balance		3.000.000	1.905.892	1.700.000	-	526.433	-	1.310.787	(16.042)	2.040.660	(16.524)	181.009	-	-	-	-	10.632.215	239	10.632.454
	Changes in the period																			
II.	Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Marketable Securities Valuation Differences	(II-j)	-	-	-	-	-	-	-	-	-	-	(147.584)	-	-	-	-	(147.584)	-	(147.584)
IV.	Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	(88.908)	-	(88.908)	-	(88.908)
4.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(88.908)	-	(88.908)	-	(88.908)
V.	Property and Equipment Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Intangible Fixed Assets Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Foreign Exchange Differences		-	-	-	-	-	-	-	120.346	-	-	-	-	-	-	-	120.346	-	120.346
IX.	Changes due to the Disposal of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Changes due to the Reclassification of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Effects of Changes in Equity of Investments in Associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Capital Increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1	Cash Increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.2	Internal Resources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Share Premium		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Share Cancellation Profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Paid-in Capital Inflation Adjustment Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	Current Year Income or (Loss)		-	-	-	-	-	-	-	-	720.142	-	-	-	-	-	-	720.142	6	720.148
XVIII.	Profit distribution		-	-	-	-	159.329	-	1.121.853	-	(2.040.660)	30.942	-	8.025	-	-	-	(720.511)	(36)	(720.547)
18.1	Dividends paid		-	-	-	-	-	-	-	-	(720.511)	-	-	-	-	-	-	(720.511)	(36)	(720.547)
18.2	Transfers to Reserves		-	-	-	-	159.329	-	1.121.853	-	(1.320.149)	30.942	-	8.025	-	-	-	-	-	-
18.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (I+II+III+…+XVI+XVII+XVIII)		**3.000.000**	**1.905.892**	**1.700.000**	-	**685.762**	-	**2.432.640**	**104.304**	**720.142**	**14.418**	**33.425**	**8.025**	-	**(88.908)**	-	**10.515.700**	**209**	**10.515.909**

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

VI. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED 31 MARCH 2008 AND 31 MARCH 2007

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

		Note (Section Five)	CURRENT PERIOD (31/03/2008)	PRIOR PERIOD (31/03/2007)
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	Operating Profit before changes in operating assets and liabilities		1.058.926	893.345
1.1.1	Interest received		2.213.729	2.127.446
1.1.2	Interest paid		(1.329.358)	(1.258.117)
1.1.3	Dividend received		3.509	-
1.1.4	Fees and commissions received		299.270	290.133
1.1.5	Other income		(22.355)	3.374
1.1.6	Collections from previously written-off loans and other receivables		106.122	71.998
1.1.7	Payments to personnel and service suppliers		(209.997)	(149.653)
1.1.8	Taxes paid		(145.412)	(17.892)
1.1.9	Other		143.418	(173.944)
1.2	Changes in operating assets and liabilities		3.604.630	(108.079)
1.2.1	Net decrease in trading securities		(184.364)	(33.201)
1.2.2	Net (increase) / decrease in fair value through profit/(loss) financial assets		-	52.877
1.2.3	Net increase / (decrease) in due from banks and other financial institutions		(475.452)	(59.430)
1.2.4	Net (increase) / decrease in loans		(4.547.812)	(2.480.890)
1.2.5	Net (increase) / decrease in other assets		(192.832)	(161.440)
1.2.6	Net increase / (decrease) in bank deposits		804.286	96.253
1.2.7	Net increase / (decrease) in other deposits		5.128.557	2.632.739
1.2.8	Net increase / (decrease) in funds borrowed		3.171.534	(577.392)
1.2.9	Net increase / (decrease) in payables		-	-
1.2.10	Net increase / (decrease) in other liabilities		(99.287)	422.405
I.	Net cash provided from banking operations		4.663.556	785.266
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	Net cash provided from investing activities		(2.442.879)	(3.661.257)
2.1	Cash paid for acquisition of investments, associates and subsidiaries		(16)	(764)
2.2	Cash obtained from disposal of investments, associates and subsidiaries		-	-
2.3	Purchases of property and equipment		(24.634)	(5.802)
2.4	Disposals of property and equipments		373	1.240
2.5	Cash paid for purchase of investments available-for-sale		(2.418.602)	(3.655.931)
2.6	Cash obtained from sale of investments available-for-sale		-	-
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities		-	-
2.9	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	Net cash provided from financing activities		(720.511)	1.239.505
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Issued capital instruments		-	-
3.4	Dividends paid		(720.511)	(660.495)
3.5	Payments for finance leases		-	-
3.6	Other		-	1.900.000
IV.	Effect of change in foreign exchange rate on cash and cash equivalents		-	-
V.	Net increase in cash and cash equivalents (I+II+III+IV)	(V)	1.500.166	(1.636.486)
VI.	Cash and cash equivalents at beginning of the year	(V)	2.521.696	4.622.695
VII.	Cash and cash equivalents at end of the year		4.021.862	2.986.209

The accompanying explanations and notes form an integral part of these financial statements.

SECTION THREE
ACCOUNTING POLICIES

I. EXPLANATIONS ON BASIS OF PRESENTATION:

a. The preparation of the consolidated financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:

The consolidated financial statements have been prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No.26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles (all "Turkish Accounting Standards" or "TAS") published by the Banking Regulation and Supervision Agency ("BRSA"). The Bank maintains its books in New Turkish Lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The consolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of consolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

b. Explanation for convenience translation into English:

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these consolidated financial statements. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

c. Accounting policies and valuation principles applied in the presentation of consolidated financial statements:

The accounting policies and valuation principles applied in the preparation of consolidated financial statements are determined and applied in accordance with TAS. These accounting policies and valuation principles are explained in Notes II to XXVIII below.

d. Items subject to different accounting policies in the preparation of consolidated financial statements:

There are no items subject to different accounting policies in the preparation of these consolidated financial statements.

II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS IN FOREIGN CURRENCY TRANSACTIONS:

The Group's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. The Group performs financial leasing transactions through Ak Finansal Kiralama A.Ş.. By nature, the Group's activities are principally related to the use of financial instruments. As the main funding source, the Group accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Group's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Group follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Group's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Group's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Senior Risk Committee ("SRC").

For covering foreign currency exposures arising from the foreign currency transactions, the Group uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of "Net foreign exchange income/expense". Assets and liabilities of foreign subsidiaries are translated into Turkish lira using the foreign exchange rates prevailing at the balance sheet date, income and expenses of foreign subsidiaries are translated into Turkish lira at the average exchange rates and all resulting exchange differences are accounted in the shareholders' equity under "Other profit reserves". The Group hedges the net investment risk of foreign investments with the foreign exchange differences of the foreign currency denominated financial liabilities. The effective part of the foreign exchange differences of the foreign currency denominated financial liabilities in this extent has been accounted in the "Hedge Funds" account under shareholders' equity.

As of 31 March 2008, foreign currency denominated balances are translated into Turkish lira using the exchange rates of YTL1,3064, YTL2,0644 and YTL1,3132 for USD, EUR and Yen, respectively.

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

Consolidated financial statements are prepared in accordance with the "Turkish Accounting Standard for Consolidated and Separate Financial Statements" ("TAS 27").

Consolidation principles for subsidiaries:

Subsidiaries are entities controlled directly or indirectly by the Bank.

Subsidiaries are consolidated using the full consolidation method on the grounds of materiality principle considering their operations, asset and equity sizes. Financial statements of related subsidiaries are consolidated from the date when the control is transferred to the Bank.

Control means, directly or indirectly, holding the majority of the capital of an enterprise or although not having this majority, by holding privileged shares; or based on agreements made with other shareholders, holding the majority of the voting power or somehow having the power of dismissal or appointment of the majority of the members of the board of directors.

In the full consolidation method, 100% of subsidiaries' assets, liabilities, income, expense and off-balance sheet items are combined with the Parent Bank's assets, liabilities, income, expense and off-balance sheet items. The carrying amount of the Group's investment in each subsidiary and the Group's portion of the cost value of the capital of each subsidiary are eliminated. Intragroup balances and intragroup transactions and resulting unrealized profits and losses are eliminated. Minority interests in the net income of consolidated subsidiaries are identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Group. Minority interests are presented in the consolidated balance sheet, in the shareholder's equity. Minority interests are presented separately in the Group's income.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Consolidation principles for investments in associates:

Associates are entities in which the Parent Bank has equity investments, and has a significant influence even without the power to govern the financial and operating policies. Associates are consolidated with the equity method on the grounds of the materiality principle.

Significant influence represents the power to participate in the financial and operating policies of the investee. Unless the opposite is demonstrated, if the Parent Bank holds 10% or more of the voting power of the investee, it is presumed that the Parent Bank has a significant influence on this investee.

The equity method is a method of accounting whereby the investment is recorded at cost and adjusted thereafter for the post acquisition change in the investor's share of net assets of the investee. The income statement reflects the investor's share of the results of operations of the investee.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES (CONTINUED):

The Parent Bank and its direct and indirect subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Akbank AG, Ak Finansal Kiralama A.Ş., together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over the Bank has 100% control power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries is referred to as the "Group" in these consolidated financial statements.

Ak Yatırım Menkul Değerler A.Ş. was established on 11 December 1996 to trade in capital markets in accordance with Capital Market Law. This company is delivering intermediary services in capital markets, discretionary portfolio management, derivative transactions, repurchase and reverse repurchase agreements with authorizations given by the Capital Markets Board for each transaction.

Ak Finansal Kiralama A.Ş. was established in 1988 for leasing operations and all kinds of agreements and transactions related to these operations.

Akbank N.V. was established in 2000 for banking operations in the Netherlands.

The Bank's Frankfurt Branch was established on 5 April 1998 for banking operations abroad. As of 1 September 2006, the Frankfurt Branch has been converted to a 100% subsidiary of the Bank. As of 31 May 2007, shares of Akbank AG were transferred to Akbank N.V resident in the Netherlands, which is 100% subsidiary of the Parent Bank, through capital in kind.

Ak Receivables Corporation and A.R.T.S Ltd. are "Special Purpose Entities" established in July 1998 and November 1999, respectively, in connection with raising long-term financing.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Group are currency and interest rate swaps, currency options and currency forwards.

The Group classifies its derivative instruments as "Held-for-hedging" or "Held-for-trading" in accordance with "Turkish Accounting Standard for Financial Instruments: Recognition and Measurement" ("TAS 39"). Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, are treated as derivatives "Held-for-trading".

Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS (CONTINUED):

Derivative instruments are remeasured at fair value after initial recognition. If the fair value of a derivative financial instrument is positive, it is disclosed under the main account "Financial assets at fair value through profit or loss" in "Trading derivative financial instruments" and if the fair value difference is negative, it is disclosed under "Trading derivative financial liabilities". Differences in the fair value of trading derivative instruments are accounted under "trading income/loss" in the income statement. The fair values of the derivative financial instruments are calculated using quoted market prices or by using discounted cash flow models.

Embedded derivatives are separated from the host contract and accounted for as a derivative under TAS 39 if, and only if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

V. EXPLANATIONS ON INTEREST INCOME AND EXPENSE:

Interest income and expenses are recognized in the income statement on an accrual basis. The Group ceases accruing interest income on non-performing loans and any interest income accruals from such loans are reversed and no income is accounted until the collection is made according to the related regulation.

VI. EXPLANATIONS ON FEE AND COMMISSION INCOME AND EXPENSES:

All fees and commission income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Borrowing fees and commission expenses paid to other financial institutions are recognized as operational costs and recorded using the "Effective interest method". Contract based fees or fees received in return for services such as the purchase and sale of assets on behalf of a third party or legal person are recognized as income at the time of collection.

VII. EXPLANATIONS ON FINANCIAL ASSETS:

The Group categorizes its financial assets as "Fair value through profit/loss", "Available-for-sale", "Loans and receivables" or "Held-to-maturity". Sale and purchase transactions of the financial assets mentioned above are recognized at the "Settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Group management, taking into consideration the purpose of the investment.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

a. Financial assets at the fair value through profit or loss:

This category has two sub categories: "Trading financial assets" and "Financial assets designated at fair value through profit/loss at initial recognition."

Trading financial assets are financial assets which were either acquired for generating a profit from short-term fluctuations in prices or dealers' margin, or are financial assets included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading financial assets are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading financial assets are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. All gains and losses arising from these valuations are reflected in the income statement. Interest earned while holding trading financial assets is reported as interest income and dividends received are included separately in dividend income.

Derivative financial assets are classified as trading purpose financial assets unless they are used for hedging purposes. The accounting of derivative financial assets is explained in Note IV of Section Three.

The Group has no financial assets designated as financial assets at fair value through profit or loss.

b. Financial assets available-for-sale:

Financial assets available-for-sale consists of financial assets other than "Loan and receivables", "Held-to-maturity" and "Financial assets at fair value through profit or loss".

Debt securities classified as available-for-sale financial assets are subsequently remeasured at fair value. "Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Available-for-sale equity securities that have a quoted market price in an active market and whose fair values can be reliably measured are carried at fair value. Available-for-sale equity securities that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at cost, less provision for impairment.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

c. Loan and receivables:

Financial assets that are originated by the Group by providing money, services or goods to borrowers are categorized as loans and receivables. Loans and receivables originated by the Group are carried initially at cost and subsequently recognized at the amortized cost value calculated using the "Effective yield method". The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectability of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Group provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No.26333. Provision expenses are deducted from the net income of the period. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other operating income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

d. Held-to-maturity financial assets:

Held-to-maturity financial assets are assets that are not classified under "Loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at "Amortized cost" using the "Effective yield method"; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets is reflected in the income statement.

There are no financial assets previously classified as held-to-maturity but which cannot be subject to this classification for two years due to the contradiction of classification principles.

VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "Effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Group has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay the related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("Repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Group to which they belong. Funds obtained under repurchase agreements are accounted under "Funds provided under repurchase agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "Effective yield method."

Funds given against securities purchased under agreements to resell ("Reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "Effective yield method". The Group has no securities lending transactions.

XI. EXPLANATIONS ON PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS:

The Group has no discontinued operations.

Property and equipment held-for-resale purpose consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No.26333.

XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 31 March 2008 and 31 December 2007, the Group has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment is carried at cost less accumulated depreciation and provision for value decrease.

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remain in property and equipment.

Where the carrying amount of an asset is greater than its estimated "Recoverable amount", it is written down immediately to its "Recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

XIV. EXPLANATIONS ON LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "Lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "Provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance lease payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

The Group performs financial leasing operations as a "Lessor" through Ak Finansal Kiralama A.Ş. which is a consolidated subsidiary. The asset subject to the financial leasing is presented in the balance sheet as receivable equal to the net leasing amount. Interest income is recognized over the term of the lease using the net investment method which reflects a constant periodic rate of return and the unearned portion is followed under unearned interest income account.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets" ("TAS 37").

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Group, it is considered that a "Contingent" liability exists and it is disclosed in the related notes to the financial statements.

XVI. EXPLANATIONS ON CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

a. Employment termination benefits and vacation rights:

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under the "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labor Law, the Group is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labor Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Group arising from this liability.

b. Retirement rights:

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Fund") established in accordance with the Social Security Law numbered 506, article No.20. The financial statements of the Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

Temporary 23rd article paragraph 1 ("the paragraph") of the Banking Law No 5411 published in the Official Gazette No 25983 dated 1 November 2005 required that the Banks would transfer their funds to the Social Security Institution ("SSI") within three years following the publication date of the Banking Law, and regulated the principles of this transfer. The first paragraph of the related article was rescinded as from the 31 March 2007, the publication date of the decision of the Constitutional Court dated 22 March 2007. The reasoned decree regarding the rescission of the mentioned paragraph was published in the Official Gazette numbered 26731, dated 15 December 2007.

Following the publication of the reasoned decree of the Constitutional Court, Grand National Assembly commenced to work on a new law regarding the transfer of the members of funds to the Social Security Institution; the related articles of the Social Security Law ("New Law") numbered 5754 regarding the transfer of the funds, were ratified by the Grand National Assembly on 17 April 2008 and came into effect following the publication in the Official Gazette numbered 26870, dated 8 May 2008.

The new law requires that present value of post-employment benefits at the balance sheet date regarding the members of the fund to be transferred shall be calculated by a commission consisting of the representatives of SSI, Ministry of Finance, Undersecretariat of Tresury, Undersecretariat of State Planning Organization, BRSA, SDIF and banks and funds, by using technical discount rate of 9,8 percent taking into consideration the transferrable contributions and payments of the funds including any monthly payment differences paid by the funds above the limits within the framework of SSI regulations.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS (CONTINUED):

According to the new law, following the transfer of the members of the fund, the funds and institutions will continue to provide the non-transferrable social benefits and payments which are included in the settlement deed of the fund.

In this extent, according to the technical balance sheet report dated 31 December 2007 prepared considering the said articles of the new law regarding the transferrable benefit obligations and in accordance with TAS 19 for the non-transferrable social benefits and payments which are included in the settlement deed and audited within the framework stated in the first paragraph above; the fund has no technical or actual deficit which requires a provision.

Additionally, the Bank management is of the opinion that the possible obligation amount to arise during and after the transfer to be made within the framework described above will be at a reasonable level that can be met by the Fund's assets and will not bring any additional burden for the Bank.

XVIII. EXPLANATIONS ON TAXATION:

a. Current tax:

Turkish Tax Legislation does not permit a parent bank and its subsidiaries to file a consolidated tax return. Therefore, a provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

On 21 June 2006, "Corporate Tax Law" No.5520 ("New Tax Law") was published in the Official Gazette, No.26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to the New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006. Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 14th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

XVIII. EXPLANATIONS ON TAXATION (CONTINUED):

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special fund account under liability for five years.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following fourth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

b. Deferred tax:

The Group calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

According to TAS 12, deferred taxes and liabilities resulting from different subsidiaries subject to consolidation are not presented as net; rather they are presented separately as assets and liabilities in the financial statements.

XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

In 2008, there is no share certificates issued.

XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 31 March 2008 and 31 December 2007, there is no government grant for the Group.

XXIII. EXPLANATIONS ON SEGMENT REPORTING:

Field of activity is a distinguishable part involved with a single product or service or interrelated products or services activity that are subject to risks and returns that are different from those of other fields of activity. Reporting according to the field of activity is presented in Note IX of Section Four.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XXIV. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Group is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and cannot be used for other purposes unless they exceed 50% of paid-in capital.

The Ordinary General Assembly Meeting of the Parent Bank was held on 28 March 2008. In the Ordinary General Assembly, it was resolved to distribute an YTL720.511 cash dividend over the YTL1.994.294 net income from 2007 operations to the Bank's shareholders, Chairman and Members of the Board of Directors. It was also resolved in the General Assembly to transfer YTL8.025 to capital reserves, to allocate YTL156.765 as legal reserve and YTL1.108.993 as extraordinary reserves.

XXV. EARNINGS PER SHARE:

Earnings per share disclosed in the income statement are calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

	Current Period 31 March 2008	Prior Period 31 March 2007
Distributable Net Profit to Common Shares	720.142	447.722
Average Number of Issued Common Shares (Thousand)	300.000.000	300.000.000
Earnings Per Share (Amounts presented as full YTL)	0,00240	0,00149

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

In 2008, there is no bonus shares issued (2007: 60.000.000.000).

XXVI. RELATED PARTIES

Parties defined in the subsection 2, article 49 of the Banking Law No.5411, Bank's senior management, and board members are deemed as related parties. Transactions regarding related parties are presented in Note VI of Section Five.

XXVII. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of the cash flow statement, cash includes cash effectives, cash in transit, purchased cheques and demand deposits including balances with the Central Bank; and cash equivalents include interbank money market placements and time deposits at banks with original maturity periods of less than three months.

XXVIII. RECLASSIFICATIONS

Comparative figures of 31 December 2007 and 31 March 2007 have been reclassified to conform to changes in presentation in the current period.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FOUR

INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:

a. The Group's and Parent Bank's capital adequacy ratios are 16,97% (31 December 2007: 18,02%) and 17,91% (31 December 2007: 18,91%) respectively. These rates are considerably above the minimum rate specified by the related regulation.

b. For the calculation of the capital adequacy ratio, the Group classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighted assets" which is the sum of "Market risk on securities" and the "Group's currency risk". The following tables present the classifications of "Risk weighted assets of the Group and the Parent Bank" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

c. **Information related to consolidated capital adequacy ratio:**

	Risk Weights					
	Consolidated					
	0 %	20 %	50 %	100 %	150 %	200 %
Amount Subject to Credit Risk						
Balance Sheet Items (Net)	32.889.271	2.688.029	-	45.132.370	234.939	3.026
Cash	489.886	203	-	-	-	-
Matured Marketable Securities	-	-	-	-	-	-
The Central Bank of the Republic of Turkey	660.374	-	-	-	-	-
Domestic, Foreign Banks, Foreign Head Offices and Branches	-	2.104.699	-	400.097	-	-
Interbank Money Market Placements	188.727	-	-	-	-	-
Receivables from Reverse Repurchase Transactions	734	-	-	-	-	-
Reserve Requirements with the Central Bank of the Republic of Turkey	2.128.190	-	-	-	-	-
Loans	1.082.065	451.457	-	41.809.353	234.939	3.026
Non-Performing Receivables (Net)	-	-	-	-	-	-
Lease Receivables	-	-	-	697.295	-	-
Available-for-sale Financial Assets	21.561.172	-	-	204.390	-	-
Held-to-maturity Investments	-	-	-	-	-	-
Receivables From the Disposal of Assets	-	-	-	492	-	-
Miscellaneous Receivables	-	-	-	69.053	-	-
Interest and Income Accruals	1.532.367	131.670	-	717.278	-	-
Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) (Net)	-	-	-	-	-	-
Fixed Assets	-	-	-	733.633	-	-
Other Assets	5.245.756	-	-	500.779	-	-
Off Balance Sheet Items	104.763	188.101	-	6.640.542	-	-
Non-cash Loans and Commitments	104.763	6.738	-	6.577.113	-	-
Derivative Financial Instruments	-	181.363	-	63.429	-	-
Non-risk Weighted Accounts	-	-	-	-	-	-
Total Risk Weighted Assets	**32.994.034**	**2.876.130**	-	**51.772.912**	**234.939**	**3.026**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

	Risk Weights					
	Parent Bank					
	0 %	20 %	50 %	100 %	150 %	200 %
Amount Subject to Credit Risk						
Balance Sheet Items (Net)	31.824.609	2.304.023	-	41.078.748	234.939	3.026
Cash	489.859	203	-	-	-	-
Matured Marketable Securities	-	-	-	-	-	-
The Central Bank of the Republic of Turkey	660.374	-	-	-	-	-
Domestic, Foreign Banks, Foreign Head Offices and Branches	-	1.797.573	-	399.989	-	-
Interbank Money Market Placements	-	-	-	-	-	-
Receivables from Reverse Repurchase Transactions	-	-	-	-	-	-
Reserve Requirements with the Central Bank of the Republic of Turkey	2.128.190	-	-	-	-	-
Loans	1.082.065	451.457	-	38.092.334	234.939	3.026
Non-Performing Receivables (Net)	-	-	-	-	-	-
Lease Receivables	-	-	-	-	-	-
Available-for-sale Financial Assets	20.724.891	-	-	5.778	-	-
Held-to-maturity Investments	-	-	-	-	-	-
Receivables From the Disposal of Assets	-	-	-	492	-	-
Miscellaneous Receivables	-	-	-	42.251	-	-
Interest and Income Accruals	1.504.709	54.790	-	672.488	-	-
Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) (Net)	-	-	-	746.351	-	-
Fixed Assets	-	-	-	718.202	-	-
Other Assets	5.234.521	-	-	400.863	-	-
Off Balance Sheet Items	104.763	157.188	-	6.949.045	-	-
Non-cash Loans and Commitments	104.763	6.738	-	6.885.616	-	-
Derivative Financial Instruments	-	150.450	-	63.429	-	-
Non-risk Weighted Accounts	-	-	-	-	-	-
Total Risk Weighted Assets	**31.929.372**	**2.461.211**	-	**48.027.793**	**234.939**	**3.026**

d. Summary information related to consolidated capital adequacy ratio:

	Parent Bank		Consolidated	
	Current Period 31 March 2008	Prior Period 31 December 2007	Current Period 31 March 2008	Prior Period 31 December 2007
Amount Subject to Credit Risk ("ASCR")	48.878.496	47.014.071	52.706.599	49.719.012
Amount Subject to Market Risk ("ASMR")	2.417.700	2.408.788	2.605.938	2.589.763
Amount Subject to Operational Risk ("ASOR")	7.450.782	6.737.514	7.672.195	6.884.540
Shareholders' Equity	10.524.487	10.618.305	10.691.070	10.666.755
Shareholders' Equity/(ASCR+ASMR+ASOR) *100	17,91	18,91	16,97	18,02

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

e. Information about consolidated shareholders' equity items:

	Current Period 31 March 2008	Prior Period 31 December 2007
CORE CAPITAL		
Paid-in capital	3.000.000	3.000.000
Nominal Capital	3.000.000	3.000.000
Capital Commitments (-)	-	-
Inflation Adjustment to Share Capital	1.905.892	1.905.892
Share Premium	1.700.000	1.700.000
Share Cancellation Profits	-	-
Legal Reserves	685.762	526.433
First Legal Reserve (Turkish Commercial Code 466/1)	423.547	321.269
Second Legal Reserve (Turkish Commercial Code 466/2)	262.215	205.164
Other Legal Reserves per Special Legislation	-	-
Status Reserves	-	-
Extraordinary Reserves	2.448.036	1.294.745
Reserves Allocated by the General Assembly	2.432.640	1.310.787
Retained Earnings	-	-
Accumulated Loss	-	-
Foreign Currency Share Capital Exchange Difference (*)	15.396	(16.042)
Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves	-	-
Profit	734.560	2.024.136
Net Income for the Period	720.142	2.040.660
Prior Period Profit	14.418	(16.524)
Provisions for Possible Risks up to 25% of Core Capital	-	-
Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital	8.025	-
Primary Subordinated Loans up to 15% of Core Capital.	-	-
Minority Rights	209	239
Uncovered Portion of Loss with Reserves (-)	-	-
Net Current Period Loss	-	-
Prior Period Loss	-	-
Leasehold Improvements (-)	-	15.675
Prepaid Expenses (-)	123.622	74.876
Intangible Assets (-)	29.763	31.971
Deferred Tax Asset Amount Exceeding 10% of Core Capital (-)	-	-
Limit Exceeding Amount Regarding the Third Clause of the Article 56 of the Law (-)	-	-
Consolidation Goodwill (net)	-	-
Total Core Capital	**10.482.484**	**10.451.445**

(*) The effective part of the foreign exchange differences of the financial liabilities hedging the net investment risk of foreign investments explained in Note II of Section Three has been included.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

SUPPLEMENTARY CAPITAL		
General Provisions	371.794	293.625
45% of the Movables Revaluation Fund	-	-
45% of the Immovables Revaluation Fund	-	-
Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures	-	-
Primary Subordinated Loans That are not Considered in the Calculation of Core Capital	-	-
Secondary Subordinated Loans	-	-
45% Of Marketable Securities Valuation Fund	7.961	67.005
From Investments in Associates And Subsidiaries	(75)	2.230
From Available-for-Sale Financial Assets	8.036	64.775
Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves)	-	-
Minority Rights	-	-
Total Supplementary Capital	**379.755**	**360.630**
TIER III CAPITAL (Minority Rights included, if exists)	-	-
CAPITAL	**10.862.239**	**10.812.075**
DEDUCTIONS FROM THE CAPITAL	**171.169**	**145.320**
Shares in Unconsolidated Banks and Financial Institutions	17.784	22.798
The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them	-	-
Shares of Banks and Financial Institutions that Equity Method Applied but Assets and Liabilities are not Consolidated	-	-
Loans Extended as Contradictory to the Articles 50 And 51 of The Law	-	-
Excess of 50% of the Bank's Immovables' Total Net Book Value and Net Book Value of Immovables Obtained Against Bank's Receivables that Must be Disposed According to Article 57 of the Banking Law which Could not be Disposed Although Five Years Have Passed Since the Acquisition Date	-	-
Other	-	-
Total Shareholders' Equity	**10.691.070**	**10.666.755**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK :

a. Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

b. The Group's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Group as an active participant in the national and international banking market is not exposed to a significant credit risk. As seen in the Group's balance sheet, the ratio of loans under follow-up to total loans is as low as 1,8% (31 December 2007: 2,5%) and a 100% provision has been provided.

c. The Group provided a general provision amounting to YTL371.794 (31 December 2007: YTL293.625).

III. EXPLANATIONS ON MARKET RISK:

Companies are exposed to market risk, due to the movements in exchange rates, interest rates and market prices of stocks. The Bank believes that exchange risk and interest rate risk are the two most important components constituting the market risk. Market risk is measured using two separate methods, which are the "inherent model" and "standard method".

According to the "inherent model", market risk is measured with the Value at Risk (VaR) approach. In VaR calculations, variance, covariance, historical comparison and Monte Carlo simulation methods are used. The software used can perform calculations with an advanced yield curve and volatility models. The VaR model is based on the assumptions of a 99% confidence interval and 10 days retention period. VaR analyses are reported to senior management, and they are also used as risk parameters for the bond portfolio, and as a limit management instrument. Limits are revised steadily according to the market conditions and the application of specified limits is subjected to authority restrictions, thereby increasing the control efficiency. VaR analyses are supported with scenario analyses and stress tests, and take into consideration the effects of low-probability events which have a significant impact and market fluctuations. Retrospective tests of the model outputs are performed regularly.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON MARKET RISK: (CONTINUED)

According to the "standard method", market risk is measured on securities portfolio basis in a way that includes the Group's exchange risk daily and weekly according to the standard method, and reported to the senior management. The table below indicates the details of the calculation of market risk as of 31 March 2008 according to "Market Risk Measurement Standard Method", pursuant to part 3 related to the "Calculation of the Amount basis to Market Risk", of the "Communiqué on the Measurement and Assessment of Capital Adequacy of the Banks", published in the Official Gazette dated 1 November 2006 No. 26333.

a. Information on Market Risk:

	Balance
(I)Capital to be Employed for General Market Risk - Standard Method	184.094
(II) Capital to be Employed for Specific Risk - Standard Method	2.856
(III) Capital to be Employed for Currency Risk - Standard Method	21.525
(IV) Capital to be Employed for Commodity Risk - Standard Method	-
(V) Capital to be Employed for Exchange Risk - Standard Method	-
(VI) Capital to be Employed for Market Risk Due to Options - Standard Method	-
(VII) Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model	-
(VIII) Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI)	208.475(*)
(IX) Amount Subject to Market Risk (12,5xVIII) or (12,5xVII)	2.605.938(*)

(*) Of the "Amount subject to market risk", only YTL208.475 (8% of YTL2.605.938) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note I of Section Four. YTL208.475 is the minimum amount of capital that can mitigate the mentioned risk.

IV. EXPLANATIONS ON OPERATIONAL RISK:

The "Basic indicator method" is used in the operational risk calculation of the Group. The amount subject to the operational risk is calculated through the use of the gross income of the Group in 2007, 2006, and 2005 in accordance to the "Calculation of the Operational Risk" applicable from 1 June 2007, which is the 4th part of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio" published in the Official Gazette No.26333 dated 1 November 2006. In the scope of "Capital adequacy ratio" stated in Note I of this section, amount subjected to operational risk is YTL7.672.195; capital liability of operational risk is YTL613.776.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK:

The difference between the Group's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO. Those limits are individually determined and followed for both the net overall foreign currency position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

The Parent Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,3064	YTL2,0644	YTL1,3132
1. Day bid rate	YTL1,2350	YTL1,9540	YTL1,2371
2. Day bid rate	YTL1,2350	YTL1,9496	YTL1,2457
3. Day bid rate	YTL1,2250	YTL1,9106	YTL1,2226
4. Day bid rate	YTL1,2150	YTL1,8891	YTL1,2116
5. Day bid rate	YTL1,2150	YTL1,8681	YTL1,2157

The simple arithmetic average of the Parent Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,1999
Euro : YTL1,8394
Yen : YTL1,1710

As of 31 December 2007;

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,1593	YTL1,7059	YTL1,0350

Information related to Group's Currency Risk: (Thousand YTL)

The table below summarizes the Group's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currencies indexed assets, classified as Turkish lira assets according to the Uniform Chart of Accounts are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Group's real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK (CONTINUED):

	Euro	USD	Yen	Other FC(*)	Total
Current Period - 31 March 2008					
Assets					
Cash Equivalents and Central Bank	132.030	2.468.211	228	10.281	**2.610.750**
Banks	1.960.084	499.379	5.105	45.853	**2.510.421**
Financial Assets at Fair Value through Profit or Loss (Net)	998.735	4.400.410	-	-	**5.399.145**
Interbank Money Market Placements	180.945	-	-	7.782	**188.727**
Available-for-sale Financial Assets (Net)	1.760.910	2.958.632	-	-	**4.719.542**
Loans	6.822.107	11.852.063	17.684	99.251	**18.791.105**
Investments in Associates, Subsidiaries and Joint Ventures	34	-	-	2	**36**
Held-to-maturity Investments (Net)	-	-	-	-	**-**
Hedging Derivative Financial Assets	-	-	-	-	**-**
Tangible Assets (Net)	3.673	2.750	-	165	**6.588**
Intangible Assets (Net)	207	-	-	-	**207**
Other Assets	368.260	186.899	12.841	62.922	**630.922**
Total Assets	**12.226.985**	**22.368.344**	**35.858**	**226.256**	**34.857.443**
Liabilities					
Bank Deposits	84.914	747.051	3	43.099	**875.067**
Foreign Currency Deposits	10.417.852	10.294.390	11.077	812.116	**21.535.435**
Funds from Interbank Money Market	506.071	-	-	-	**506.071**
Borrowings	4.809.187	6.776.553	602	12.676	**11.599.018**
Issued Marketable Securities (Net)	-	-	-	-	**-**
Miscellaneous Payables	18.161	12.259	2	2.594	**33.016**
Hedging Derivative Financial Liabilities	-	-	-	-	**-**
Other Liabilities	76.161	164.093	12.854	7.874	**260.982**
Total Liabilities	**15.912.346**	**17.994.346**	**24.538**	**878.359**	**34.809.589**
Net on Balance Sheet Position	**(3.685.361)**	**4.373.998**	**11.320**	**(652.103)**	**47.854**
Net off-Balance Sheet Position (**)	**3.872.997**	**(4.336.447)**	**(8.087)**	**727.311**	**255.774**
Financial Derivative Assets	5.668.963	2.261.068	33.346	762.269	**8.725.646**
Financial Derivative Liabilities	1.795.966	6.597.515	41.433	34.958	**8.469.872**
Non-cash Loans	1.225.617	1.566.461	185.689	72.514	**3.050.281**
Prior Period - 31 December 2007					
Total Assets	11.072.392	17.091.425	31.434	111.358	**28.306.609**
Total Liabilities	11.916.111	15.657.716	16.309	741.552	**28.331.688**
Net on-Balance Sheet Position	(843.719)	1.433.709	15.125	(630.194)	**(25.079)**
Net off-Balance Sheet Position (**)	839.754	(1.443.589)	(12.287)	618.322	**2.200**
Financial Derivative Assets	2.899.572	1.722.740	61.945	647.955	**5.332.212**
Financial Derivative Liabilities	2.059.818	3.166.329	74.232	29.633	**5.330.012**
Non-cash Loans	1.003.276	1.313.407	140.092	51.064	**2.507.839**

(*) Of the "Other FC" total assets amounting to YTL226.256 (31 December 2007: YTL111.358), YTL151.798 is in English Pounds (31 December 2007: YTL58.232), and YTL43.621 in Swiss Francs (31 December 2007: YTL23.159). Of the total liabilities amounting to YTL878.359 (31 December 2007: YTL741.552) YTL691.784 is in English Pounds (31 December 2007: YTL574.035) and YTL54.291 is in Swiss Francs (31 December 2007:YTL46.054).

(**) Presents the net balance of receivables and payables from derivative transactions. Foreign Exchange spot dealings shown under "Asset purchase commitments" in the financial statements are included in the net off-balance sheet position.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK:

"Interest rate risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Group. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In the case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Group manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, or varying the rates for the short- or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

Current Period – 31 March 2008	Up to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	5 Years and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	2.176.746	-	-	-	-	1.150.463	**3.327.209**
Banks	1.820.534	117.451	-	-	-	572.900	**2.510.885**
Financial Assets at Fair Value Through Profit or Loss (Net)	110.539	3.014.121	2.147.474	160.636	65.174	6.539	**5.504.483**
Interbank Money Market Placements	189.461	-	-	-	-	-	**189.461**
Available-for-sale Financial Assets (Net)	2.535.391	130.759	10.697.359	8.298.398	1.438.015	6.831	**23.106.753**
Loans	16.145.825	7.402.383	12.825.205	7.074.772	840.619	-	**44.288.804**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	43.443	100.149	291.484	321.064	-	1.435.069	**2.191.209**
Total Assets	**23.021.939**	**10.764.863**	**25.961.522**	**15.854.870**	**2.343.808**	**3.171.802**	**81.118.804**
Liabilities							
Bank Deposits	2.362.399	268.555	2.451	-	-	114.541	**2.747.946**
Other Deposits	27.470.203	8.317.048	2.975.345	319.561	37.595	7.749.760	**46.869.512**
Funds from Interbank Money Market	5.271.992	280.244	235.139	-	82.750	-	**5.870.125**
Miscellaneous Payables	11.722	-	-	-	-	1.213.526	**1.225.248**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	5.696.855	3.928.292	1.725.021	402.276	-	-	**11.752.444**
Other Liabilities (*)	111.864	29.714	122.425	73.561	40.325	12.275.640	**12.653.529**
Total Liabilities	**40.925.035**	**12.823.853**	**5.060.381**	**795.398**	**160.670**	**21.353.467**	**81.118.804**
Balance Sheet Long Position	-	-	20.901.141	15.059.472	2.183.138	-	**38.143.751**
Balance Sheet Short Position	(17.903.096)	(2.058.990)	-	-	-	(18.181.665)	**(38.143.751)**
Off-balance Sheet Long Position	1.054.220	1.258.200	2.339.583	-	-	-	**4.652.003**
Off-balance Sheet Short Position	-	-	-	(4.114.891)	(261.489)	-	**(4.376.380)**
Total Position	**(16.848.876)**	**(800.790)**	**23.240.724**	**10.944.581**	**1.921.649**	**(18.181.665)**	**275.623**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2007	Up to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	5 Years and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	1.667.268	-	-	-	-	1.095.188	**2.762.456**
Banks	744.669	126.450	734	-	-	698.312	**1.570.165**
Financial Assets at Fair Value through Profit or Loss (Net)	21.332	1.899.791	2.652.812	162.688	152.622	5.888	**4.895.133**
Interbank Money Market Placements	2.547	-	-	-	-	-	**2.547**
Available-for-sale Financial Assets (Net)	1.143.165	5.409.772	8.773.361	4.334.281	1.315.221	6.831	**20.982.631**
Loans	14.502.942	6.016.140	12.557.176	6.102.460	703.410	-	**39.882.128**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	106.785	71.416	205.511	371.214	-	1.253.049	**2.007.975**
Total Assets	**18.188.708**	**13.523.569**	**24.189.594**	**10.970.643**	**2.171.253**	**3.059.268**	**72.103.035**
Liabilities							
Bank Deposits	1.565.993	220.719	-	-	-	153.252	**1.939.964**
Other Deposits	23.814.786	8.432.099	2.156.868	216.163	41.380	7.033.361	**41.694.657**
Funds from Interbank Money Market	4.535.304	136.276	197.766	-	68.356	-	**4.937.702**
Miscellaneous Payables	20.700	-	-	-	-	935.376	**956.076**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	3.257.792	4.611.177	1.366.840	255.312	-	-	**9.491.121**
Other Liabilities (*)	88.737	29.651	127.169	71.138	17.409	12.749.411	**13.083.515**
Total Liabilities	**33.283.312**	**13.429.922**	**3.848.643**	**542.613**	**127.145**	**20.871.400**	**72.103.035**
Balance Sheet Long Position	-	93.647	20.340.951	10.428.030	2.044.108	-	**32.906.736**
Balance Sheet Short Position	(15.094.604)	-	-	-	-	(17.812.132)	**(32.906.736)**
Off-balance Sheet Long Position	1.396.954	744.439	1.785.188	-	-	-	**3.926.581**
Off-balance Sheet Short Position	-	-	-	(3.757.529)	(153.281)	-	**(3.910.810)**
Total Position	**(13.697.650)**	**838.086**	**22.126.139**	**6.670.501**	**1.890.827**	**(17.812.132)**	**15.771**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

b. Effective average interest rates for monetary financial instruments %:

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

Current Period – 31 March 2008	EURO	USD	YEN	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,88	0,95	-	11,43
Banks	3,99	2,64	-	-
Financial Assets at Fair Value through Profit or Loss (Net)	6,40	6,02	-	17,70
Interbank Money Market Placements	4,08	-	-	17,00
Available-for-sale Financial Assets (Net)	6,01	5,75	-	18,08
Loans	5,91	5,68	2,32	20,19
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	4,08	3,52	-	16,09
Other Deposits	3,48	3,01	0,02	14,13
Funds From Interbank Money Market	4,78	-	-	15,60
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,75	4,12	-	14,87

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2007	EURO	USD	YEN	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,80	1,95	-	11,81
Banks and Other Financial Institutions	3,55	4,13	-	17,48
Financial Assets at Fair Value through Profit or Loss (Net)	6,43	6,94	-	17,43
Interbank Money Market Placements	-	-	-	18,00
Available-for-sale Financial Assets (Net)	6,26	5,66	-	18,81
Loans	5,90	6,49	1,63	21,13
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	4,85	5,20	-	17,19
Other Deposits	3,32	3,84	0,01	14,33
Funds From Interbank Money Market	4,83	5,06	-	17,50
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,94	5,81	1,72	15,32

VII. EXPLANATIONS ON LIQUIDITY RISK:

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Group balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Group's asset and liability management is to ensure that sufficient liquidity is available to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Group also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In the case of high market fluctuations, daily reporting and analyses on transaction basis are made.

The most important funding resources of the Group are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and the maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS ON LIQUIDITY RISK (CONTINUED):

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	5 Years and Over	Unallocated (*)	Total
Current Period – 31 March 2008								
Assets								
Cash Equivalents and Central Bank	3.278.653	48.556	-	-	-	-	-	**3.327.209**
Due From Banks	572.900	1.820.534	117.451	-	-	-	-	**2.510.885**
Financial Assets at Fair Value through Profit or Loss (Net)	6.539	92.960	3.008.184	47.128	2.284.260	65.412	-	**5.504.483**
Interbank Money Market Placements	-	189.461	-	-	-	-	-	**189.461**
Available-for-sale Financial Assets (Net)	6.831	1.891.961	104.581	6.041.733	11.005.998	4.055.649	-	**23.106.753**
Loans	-	8.234.213	7.756.032	11.697.659	13.214.725	3.386.175	-	**44.288.804**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-	-
Other Assets	103.950	370.863	87.991	304.098	336.841	-	987.466	**2.191.209**
Total Assets	**3.968.873**	**12.648.548**	**11.074.239**	**18.090.618**	**26.841.824**	**7.507.236**	**987.466**	**81.118.804**
Liabilities								
Bank Deposits	114.541	2.362.399	268.555	2.451	-	-	-	**2.747.946**
Other Deposits	7.749.760	27.470.203	8.317.048	2.975.345	319.561	37.595	-	**46.869.512**
Borrowings	-	1.224.740	806.512	5.605.207	2.940.723	1.175.262	-	**11.752.444**
Funds from Interbank Money Market	-	5.271.992	68.664	150.135	220.440	158.894	-	**5.870.125**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-	-
Miscellaneous Payables	10.563	946.219	268.466	-	-	-	-	**1.225.248**
Other Liabilities (**)	16.580	1.055.492	363.087	74.110	552.860	75.491	10.515.909	**12.653.529**
Total Liabilities	**7.891.444**	**38.331.045**	**10.092.332**	**8.807.248**	**4.033.584**	**1.447.242**	**10.515.909**	**81.118.804**
Net Liquidity Gap	**(3.922.571)**	**(25.682.497)**	**981.907**	**9.283.370**	**22.808.240**	**6.059.994**	**(9.528.443)**	-
Prior Period - 31 December 2007								
Total Assets	3.462.289	9.214.034	7.806.031	22.805.132	21.014.698	6.938.506	862.345	**72.103.035**
Total Liabilities	7.203.307	32.946.043	9.766.304	6.654.101	3.630.419	1.270.407	10.632.454	**72.103.035**
Net Liquidity Gap	**(3.741.018)**	**(23.732.009)**	**(1.960.273)**	**16.151.031**	**17.384.279**	**5.668.099**	**(9.770.109)**	-

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

VIII. EXPLANATIONS ON THE ACTIVITIES CARRIED OUT ON BEHALF AND ACCOUNT OF OTHER PERSONS:

The Bank carries out trading, custody, management and consulting services on behalf of customers and on their account. The Bank has no trust transactions.

IX. EXPLANATIONS ON BUSINESS SEGMENTS:

The Group operates in five main business segments including retail banking, corporate and commercial banking, treasury activities, private banking and international banking.

In scope of retail banking, the Group offers a variety of retail services such as deposit accounts, consumer loans, credit cards, insurance products and wealth management services. The Group's line of retail banking products and services also includes bank cards, investment funds trading, automatic payment services, foreign currency trading, safe deposit box rentals, cheques, money transfers, investment banking, telephone and internet banking.

Corporate and commercial banking serves financial solutions and banking services to large scale corporate and commercial customers. Among the products and services offered to corporate and commercial customers are New Turkish Lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, the Group provides timely and permanent solutions for corporate customers' working capital management, delivering cash management services tailored based on customers' requests that include collection and payment services and liquidity and information management. Project finance loans are provided within the context of investment banking activities.

Treasury activities are performed by the Treasury Unit. The Treasury Unit consists of Turkish Lira Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Private Products Group. The Turkish Lira Group and Foreign Exchange Fund Group trade in Turkish Lira and foreign currency instruments on a spot and forward basis, and in treasury bills, bonds and other domestic securities together with foreign securities with AAA rating. The Marketing Group carries out marketing activities of treasury products and derivative financial products for customers.
Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

International Banking activities are managed by the International Banking Unit. The Group provides services for foreign trade financing, foreign currency and New Turkish Lira clearances, and money transfers through agent financial institutions. The international banking unit serves in fundamental areas such as providing long-term funding opportunities, creating funding facility at lower prices that fully reflect country risk, diversifying funding resources and creating a base of international investors for that purpose.

Other activities include activities provided by Ak Finansal Kiralama A.Ş. and Ak Yatırım Menkul Değerler A.Ş. which are the consolidated subsidiaries of the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IX. EXPLANATIONS ON BUSINESS SEGMENTS (CONTINUED):

Information on business segments as of 31 March 2008 is presented on the following table:

	Retail Banking	Corporate and Commercial Banking	Treasury	Private Banking	International Banking	Other	Bank's Total Activities
Current Period – 31 March 2008							
Operating Income	820.775	233.064	319.390	7.950	19.711	274.677	1.675.567
Profit from Operating Activities	291.526	116.974	229.490	4.682	17.830	198.514	859.016
Income from Subsidiaries	-	-	-	-	-	3.509	3.509
Profit before Tax	291.526	116.974	229.490	4.682	17.830	202.023	862.525
Corporate Tax	-	-	-	-	-	(142.377)	(142.377)
Minority Rights	-	-	-	-	-	(6)	(6)
Net Profit for the Period	291.526	116.974	229.490	4.682	17.830	59.640	720.142
Segment Assets	19.461.792	26.537.104	31.312.749	103.992	354.402	718.010	78.488.049
Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)	-	-	-	-	-	-	17.784
Undistributed Assets	-	-	-	-	-	-	2.612.971
Total Assets	-	-	-	-	-	-	81.118.804
Segment Liabilities	36.269.711	9.445.625	9.170.611	4.142.075	8.271.214	402.902	67.702.138
Undistributed Liabilities	-	-	-	-	-	-	2.900.757
Shareholders' Equity	-	-	-	-	-	-	10.515.909
Total Liabilities	-	-	-	-	-	-	81.118.804
Other Segment Items							
Capital Investment	9.435	255	33	530	-	1.146	11.399
Amortization	(15.537)	(1.384)	(112)	(126)	(46)	(10.335)	(27.540)
Non-cash Other Income-Expense	(120.799)	(172.996)	(3.866)	(150)	(496)	(2.646)	(300.953)
Restructuring Costs	-	-	-	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS:

a. Information related to cash equivalents and the account of the Central Bank of the Republic of Turkey (the "CBRT"):

1. Information on cash equivalents and the account of the CBRT:

	Current Period 31 March 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Cash/Foreign Currency	262.832	224.443	278.937	234.176
The CBRT	453.607	2.383.513	123.777	2.122.898
Other	20	2.794	-	2.668
Total	**716.459**	**2.610.750**	**402.714**	**2.359.742**

2. Information related to the account of the CBRT:

	Current Period 31 March 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Demand Unrestricted Account	12.176	648.198	2.162	577.245
Time Unrestricted Account	-	-	-	-
Time Restricted Account	-	-	-	-
Reserve Requirement	441.431	1.735.315	121.615	1.545.653
Total	**453.607**	**2.383.513**	**123.777**	**2.122.898**

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% for USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 31 March 2008 the corresponding interest rates are for YTL, USD and EUR reserves are 11,43%, 0,95 % and 1,88%, respectively.

b. Information on financial assets at fair value through profit or loss:

1. As of 31 March 2008, financial assets at fair value through profit or loss subject to repo transactions amount to YTL (-) (31 December 2007: YTL (-)); and those given as collateral/blocked amount to YTL1.008.298 (31 December 2007: YTL829.475).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Positive differences table related to trading derivative financial assets:

	Current Period 31 March 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Forward Transactions	16.403	-	10.498	-
Swap Transactions	1.459	112.067	3.839	42.289
Futures Transactions	17.459	496	19.889	354
Options	1.072	9.795	174	4.239
Other	-	-	-	-
Total	**36.393**	**122.358**	**34.400**	**46.882**

c. Information on banks:

1. Information on banks:

	Current Period 31 March 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Banks	464	2.510.421	26.470	1.543.695
Domestic	454	2.462	1.974	11.215
Foreign	10	2.507.959	24.496	1.532.480
Head Quarters and Branches Abroad	-	-	-	-
Total	**464**	**2.510.421**	**26.470**	**1.543.695**

d. Information on available-for-sale financial assets, net values:

1. As of 31 March 2008, available-for-sale financial assets subject to repurchase agreements amount to YTL5.804.771 (31 December 2007: YTL4.712.504); and those given as collateral/blocked amount to YTL1.539.856 (31 December 2007: YTL870.230).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Information on available-for-sale financial assets:

	Current Period 31 March 2008	Prior Period 31 December 2007
Debt Securities	23.099.922	20.975.800
Quoted to Stock Exchange	23.099.922	20.975.800
Not Quoted	-	-
Share Certificates	6.831	6.831
Quoted to Stock Exchange	-	-
Not Quoted	6.831	6.831
Impairment Provision (-)	-	-
Total	**23.106.753**	**20.982.631**

e. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 31 March 2008		Prior Period 31 December 2007	
	Cash	Non-cash Loans	Cash	Non-cash Loans
Direct Loans Granted to Shareholders	18.584	27.661	13.605	29.952
Corporate Shareholders	18.584	27.661	13.605	29.952
Real Person Shareholders	-	-	-	-
Indirect Loans Granted to Shareholders	881.204	463.408	920.827	453.741
Loans Granted to Employees	39.233	-	39.507	-
Total	**939.021**	**491.069**	**973.939**	**483.693**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

	Standard Loans and Other Receivables		Loans and Other Receivables under Close Monitoring	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Non-specialized Loans	42.331.272	-	1.957.491	41
Discount And Purchase Notes	482.266	-	303	-
Export Loans	2.764.042	-	6.693	-
Import Loans	1.462.742	-	-	-
Loans Granted to Financial Sector	2.803.862	-	-	-
Foreign Loans	419.718	-	55.033	-
Consumer Loans (Including Overdraft Loans)	8.664.071	-	589.585	-
Credit Cards	3.735.530	-	222.455	-
Precious Metal Loans	15.778	-	-	-
Other	21.983.263	-	1.083.422	41
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**42.331.272**	-	**1.957.491**	**41**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

3. Information on consumer loans, personal credit cards, personnel loans and personnel credit cards:

	Short-term	Medium and Long-term	Total
Consumer Loans-YTL	450.092	8.367.321	8.817.413
Mortgage Loans	71.756	4.051.210	4.122.966
Automotive Loans	55.035	1.223.239	1.278.274
Consumer Loans	323.301	3.092.872	3.416.173
Other	-	-	-
Consumer Loans- Indexed to FC	6.055	207.170	213.225
Mortgage Loans	4.944	187.120	192.064
Automotive Loans	362	10.902	11.264
Consumer Loans	749	9.148	9.897
Other	-	-	-
Consumer Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Consumer Credit Cards-YTL	3.837.276	40.039	3.877.315
With Installment	1.339.548	40.039	1.379.587
Without Installment	2.497.728	-	2.497.728
Consumer Credit Cards-FC	2.863	-	2.863
With Installment	-	-	-
Without Installment	2.863	-	2.863
Personnel Loans-YTL	3.568	18.018	21.586
Mortgage Loans	97	1.169	1.266
Automotive Loans	81	1.163	1.244
Consumer Loans	3.390	15.686	19.076
Other	-	-	-
Personnel Loans- Indexed to FC	-	458	458
Mortgage Loans	-	441	441
Automotive Loans	-	17	17
Consumer Loans	-	-	-
Other	-	-	-
Personnel Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Personnel Credit Cards-YTL	17.071	87	17.158
With Installment	6.604	87	6.691
Without Installment	10.467	-	10.467
Personnel Credit Cards-FC	31	-	31
With Installment	-	-	-
Without Installment	31	-	31
Credit Deposit Account-YTL (Real Person)	200.974	-	200.974
Credit Deposit Account-FC (Real Person)	-	-	-
Total Consumer Loans	**4.517.930**	**8.633.093**	**13.151.023**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

4. Information on commercial installment loans and corporate credit cards:

	Short-term	Medium and Long-term	Total
Commercial Installment Loans-YTL	977.920	3.253.449	4.231.369
Mortgage Loans	4.992	628.304	633.296
Automotive Loans	37.035	1.225.393	1.262.428
Consumer Loans	933.105	1.321.860	2.254.965
Other	2.788	77.892	80.680
FC Indexed Commercial Installment Loans	26.013	211.183	237.196
Mortgage Loans	-	51.626	51.626
Automotive Loans	1.067	109.020	110.087
Consumer Loans	17.573	39.172	56.745
Other	7.373	11.365	18.738
Commercial Installment Loans-FC	1.905	6.094	7.999
Mortgage Loans	-	-	-
Automotive loans	-	4.166	4.166
Consumer Loans	-	-	-
Other	1.905	1.928	3.833
Corporate Credit Cards-YTL	59.812	788	60.600
With Installment	159	2	161
Without Installment	59.653	786	60.439
Corporate Credit Cards-FC	18	-	18
With Installment	-	-	-
Without Installment	18	-	18
Credited Deposit Account-YTL (Legal Person)	502.117	-	502.117
Credited Deposit Account-FC (Legal person)	-	-	-
Total	**1.567.785**	**3.471.514**	**5.039.299**

5. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 31 March 2008	Prior Period 31 December 2007
Domestic Loans	43.814.053	38.980.959
Foreign Loans	474.751	901.169
Total	**44.288.804**	**39.882.128**

6. Loans granted to investments in associates and subsidiaries: None.

7. Specific provisions accounted for loans:

	Current Period 31 March 2008	Prior Period 31 December 2007
Loans and Receivables with Limited Collectibility	203.316	206.036
Loans and Receivables with Doubtful Collectibility	295.212	296.237
Uncollectible Loans and Receivables	302.740	505.355
Total	**801.268**	**1.007.628**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

8. Information on non-performing loans (Net):

8 (i). Information on non-performing loans restructured or rescheduled and other receivables:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period: 31 March 2008			
(Gross Amounts Before Specific Provisions)	-	-	41
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	41
Prior Period: 31 December 2007			
(Gross Amounts Before Specific Provisions)	-	-	41
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	41

8 (ii). Information on the movement of total non-performing loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Prior Period End Balance: 31 December 2007	206.036	296.237	505.355
Additions (+)	242.170	6.600	3.272
Transfers from Other Categories of Non-performing Loans (+)	-	200.330	145.795
Transfers to Other Categories of Non-Performing Loans (-)	200.330	145.795	-
Collections (-)	44.488	36.824	24.810
Net FC Differences from Subsidiaries Abroad	-	27	-
Write-offs (-) (*)	72	25.363	326.872
Corporate and Commercial Loans	1	22.617	163.976
Retail Loans	37	2.216	33.682
Credit Cards	34	530	129.214
Other	-	-	-
Balance at the End of the Period	203.316	295.212	302.740
Specific Provisions (-)	203.316	295.212	302.740
Net Balance on Balance Sheet Date	-	-	-

(*) The Bank disposed some part of its non-performing loan portfolio amounting to YTL339.469 at an amount of YTL48.616. The amount disposed is presented in the "Write-off" line on the table above.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

8 (iii). Information on non-performing loans granted as foreign currency loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period: 31 March 2008			
Balance at the End of the Period	1.958	7.721	16.424
Specific Provisions (-)	1.958	7.721	16.424
Net Balance on Balance Sheet	-	-	-
Prior Period: 31 December 2007			
Balance at the End of the Period	7.177	10.489	27.981
Specific Provisions (-)	7.177	10.489	27.981
Net Balance on Balance Sheet	-	-	-

8(iv). Breakdown of non-performing loans according to their gross and net values

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period (Net): 31 March 2008			
Loans granted to corporate entities and real persons (Gross)	203.316	295.212	302.740
Specific Provisions Amount(-)	203.316	295.212	302.740
Loans granted to corporate entities and real persons (Net)	-	-	-
Banks (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Banks (Net)	-	-	-
Other Loans and Advances (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Other Loans and Advances (Net)	-	-	-
Prior Period (Net): 31 December 2007			
Loans granted to corporate entities and real persons (Gross)	206.036	296.237	505.355
Specific Provisions Amount(-)	206.036	296.237	505.355
Loans granted to corporate entities and real persons (Net)	-	-	-
Banks (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Banks (Net)	-	-	-
Other Loans and Advances (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Other Loans and Advances (Net)	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

9. Information on the collection policy of non-performing loans and other receivables:
Non-performing loans and other receivables are collected through legal follow-up and liquidation of collaterals.

10. Information on the write-off policy of the Bank:
Write-off policy of the Bank for receivables under follow up is to retire the receivables from assets in case of verification of the inability of collection through the legal follow-up process.

f. Held-to-maturity investments:

The Bank has no held-to-maturity investments as at 31 March 2008.

g. Information on investments in associates (Net):

The Bank has no investments in associates as at 31 March 2008.

h. Information on subsidiaries (Net):

1. Non-consolidated subsidiaries:
 1(i). Reasons of being out of consolidation for non-consolidated associates: On grounds of the materiality principle due to their operating results, asset and shareholder equity sizes, they have been left out of the scope of consolidation.
 1(ii). Information about non-consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage (%)	Bank's Risk Group Share Percentage (%)
1	Ak Yatırım Ortaklığı A.Ş.	Istanbul/Turkey	64,99	64,99
2	Ak Portföy Yönetimi A.Ş.	Istanbul/Turkey	99,99	99,99
3	Ak Global Funding B.V.	Rotterdam/Netherlands	100,00	100,00
4	Finsbury Pavement Limited under liquidation (Previously: Sabancı Bank plc.)	London/England	65,00	100,00

Main financial figures of non-consolidated subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements dated 31 December 2007.

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	55.087	52.111	7	2.983	7.340	8.814	1.560	14.156
2	17.800	14.747	581	1.934	32	9.010	5.469	-
3	-	-	-	-	-	-	-	-
4	-	-	-	-	-	-	-	-

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.
(*) Fair values refer to the market values for the subsidiaries quoted on the stock.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Consolidated subsidiaries:

2(i). Information about consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage (%)	Other Shareholder Share Percentage (%)	Consolidation Method
1	Ak Finansal Kiralama A.Ş.	Istanbul/Turkey	99,99	0,01	Full Consolidation
2	Ak Yatırım Menkul Değerler A.Ş.	Istanbul/Turkey	99,80	0,20	Full Consolidation
3	Akbank N.V.	Rotterdam/ Netherlands	100,00	-	Full Consolidation
4	Akbank AG	Frankfurt/Germany	100,00	-	Full Consolidation

Main financial figures of consolidated subsidiaries, in the order of the above table:

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	776.134	180.032	380	23.104	-	15.719	7.713	-
2	121.031	75.090	21.385	3.952	(596)	1.837	3.466	-
3	3.860.401	678.704	3.441	39.446	9.489	3.111	3.189	-
4	2.508.880	429.589	603	26.348	1.765	6.692	4.997	-

(*) Fair values refer to the market values for the subsidiaries quoted on the stock.

Although not subsidiaries of the Bank, Ak Receivables Corporation and A.R.T.S Ltd. which were established in July 1998 and November 1999 respectively in connection with raising long-term financing, are included in the scope of consolidation as "Special Purpose Entities" due to the 100% control of these entities by the Group.

2(ii). Movement schedule for consolidated subsidiaries:

	Current Period 31 March 2008	Prior Period 31 December 2007
Balance at the Beginning of the Period	746.351	883.790
Movements During the Period		
Purchases	-	410.383
Bonus Shares and Contributions to Capital	-	-
Dividends from Current Year Income	-	-
Sales	-	(547.822)
Revaluation Increase	-	-
Revaluation/Impairment	-	-
Balance at the End of the Period	746.351	746.351
Capital Commitments	-	-
Share Percentage at the End of the Period (%)	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2(iii). Sectoral information on consolidated financial subsidiaries and the related carrying amounts:

Subsidiaries	Current Period 31 March 2008	Prior Period 31 December 2007
Banks	543.903	543.903
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	121.088	121.088
Finance Companies	-	-
Other Financial Subsidiaries	81.360	81.360

2(iv). Subsidiaries quoted on a stock exchange: None.

2(v). Consolidated subsidiaries disposed within the current period: None.

2(vi). Consolidated subsidiaries purchased within the current period: None.

i. Information on finance lease receivables (Net):

	Current Period 31 March 2008		Prior Period 31 December 2007	
	Gross	Net	Gross	Net
2008	304.878	253.399	387.831	317.641
2009	269.048	229.502	196.388	168.083
2010	148.757	132.037	115.321	102.630
2011	60.428	54.103	41.514	36.883
2012	21.038	18.972	14.282	12.908
2013	17.395	15.426	12.745	11.351
Total	**821.544**	**703.439**	**768.081**	**649.496**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

j. Information on hedging derivative financial assets: None.

k. Information on the investment properties: None.

l. Information on deferred tax asset :

The Group's deferred tax asset as of 31 March 2008 amounts to YTL18.876 (31 December 2007: YTL17.858). Provisional differences subject to deferred tax calculation result from principally the difference between the book values and tax values of fixed assets and financial assets, and provision for employee rights.

Deferred tax assets and liabilities, which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation in the Bank and in consolidated subsidiaries, are presented as net on an individual entity level. As noted in Note XVIII of Section Three, for the purposes of consolidated financial statements deferred taxes arising from different consolidated subsidiaries are presented separately in assets and liabilities. There are no carry forward tax losses that can be used as deductions for the tax calculation for the Group. An explanation on the net deferred tax liability is given in Note II.h-2 of Section Five.

m. Information on property and equipment held for sale and related to discontinued operations:

	Current Period 31 March 2008	Prior Period 31 December 2007
Cost	3.958	3.384
Accumulated Depreciation (-)	308	105
Net Book Value	**3.650**	**3.279**
Opening Balance	3.650	3.279
Additions	-	2.394
Disposals (-), net	-	1.911
Depreciation (-)	27	112
Closing Net Book Value	**3.623**	**3.650**

n. Information on other assets:

Other assets amount to YTL687.714 (31 December 2007: YTL551.689) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES:

a. Information on deposits:

1. Information on maturity structure of the deposits:

There are no seven-day notification and accumulative deposits.

1(i). Current Period - 31 March 2008:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.441.880	5.734.228	8.892.618	1.334.337	163.337	54.656	17.621.056
Foreign Currency Deposits	3.950.016	2.916.268	10.079.954	1.770.592	1.518.335	1.300.270	21.535.435
Residents in Turkey	2.528.586	2.779.529	9.730.516	992.776	773.144	628.891	17.433.442
Residents Abroad	1.421.430	136.739	349.438	777.816	745.191	671.379	4.101.993
Public Sector Deposits	245.224	776	1.890	592	626	131	249.239
Commercial Deposits	1.330.696	1.441.608	2.031.691	427.939	11.113	13.903	5.256.950
Other Institutions Deposits	781.944	555.622	776.063	71.258	18.871	3.074	2.206.832
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	114.541	770.235	1.685.588	176.533	1.049	-	2.747.946
The CBRT	-	-	-	-	-	-	-
Domestic Banks	3.768	656.370	-	-	-	-	660.138
Foreign Banks	27.898	113.865	1.685.588	176.533	1.049	-	2.004.933
Special Finance Institutions	82.875	-	-	-	-	-	82.875
Other	-	-	-	-	-	-	-
Total	**7.864.301**	**11.418.737**	**23.467.804**	**3.781.251**	**1.713.331**	**1.372.034**	**49.617.458**

1(ii). Prior Period - 31 December 2007:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.336.972	5.511.058	8.808.103	712.308	160.520	53.973	16.582.934
Foreign Currency Deposits	3.232.210	2.370.304	8.991.477	1.517.804	905.617	1.106.404	18.123.816
Residents in Turkey	2.591.385	2.215.110	8.666.438	892.289	578.436	352.118	15.295.776
Residents Abroad	640.825	155.194	325.039	625.515	327.181	754.286	2.828.040
Public Sector Deposits	33.902	885	2.810	336	162	131	38.226
Commercial Deposits	1.511.996	1.558.716	1.513.873	106.808	2.747	1.217	4.695.357
Other Institutions Deposits	918.281	321.351	918.106	74.950	18.651	2.985	2.254.324
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	153.252	903.202	872.381	10.124	1.005	-	1.939.964
The CBRT	-	-	-	-	-	-	-
Domestic Banks	6.388	751.520	1.005	-	1.005	-	759.918
Foreign Banks	38.104	151.682	871.376	10.124	-	-	1.071.286
Special Finance Institutions	108.760	-	-	-	-	-	108.760
Other	-	-	-	-	-	-	-
Total	**7.186.613**	**10.665.516**	**21.106.750**	**2.422.330**	**1.088.702**	**1.164.710**	**43.634.621**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

2. Information on saving deposits insurance:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

	Under the Guarantee of Deposit Insurance		Exceeding the Limit of Deposit Insurance	
	Current Period 31 March 2008	Prior Period 31 December 2007	Current Period 31 March 2008	Prior Period 31 December 2007
Saving Deposits	7.760.982	7.444.209	9.860.074	9.137.379
Foreign Currency Saving Deposits	6.614.661	5.607.892	9.392.308	8.155.009
Other Deposits in the Form of Saving Deposits	-	-	-	-
Foreign Branches' Deposits under Foreign Authorities' Insurance	-	-	-	-
Off-shore Banking Regions' Deposits under Foreign Authorities' Insurance	-	-	-	-

2(ii). Saving deposits of real persons which are not under the guarantee of saving deposit insurance fund:

	Current Period 31 March 2008	Prior Period 31 December 2007
Foreign Branches' Deposits and other accounts	-	-
Saving Deposits and Other Accounts of Controlling Shareholders and Deposits of their Mother, Father, Spouse, Children in care	-	-
Saving Deposits and Other Accounts of President and Members of Board of Directors, CEO and Vice Presidents and Deposits of their Mother, Father, Spouse, Children in care	627.659	590.183
Saving Deposits and Other Accounts in Scope of the Property Holdings Derived from Crime Defined in Article 282 of Turkish Criminal Law No:5237 dated 26.09.2004	-	-
Saving Deposits in Deposit Bank Which Established in Turkey in Order to Engage in Off-shore Banking Activities Solely	-	2.522

b. Information on trading derivative financial liabilities:

Table of negative differences for trading derivative financial liabilities:

	Current Period 31 March 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Forward Transactions	4.330	715	4.999	638
Swap Transactions	9.076	53.690	49.117	43.060
Futures Transactions	4.184	310	2.724	272
Options	865	9.244	-	4.781
Other	-	-	-	-
Total	**18.455**	**63.959**	**56.840**	**48.751**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

c. Information on borrowings:

1. Information on banks and other financial institutions:

	Current Period 31 March 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Borrowings from the CBRT	-	-	-	-
From Domestic Bank and Institutions	141.884	157.213	159.083	186.196
From Foreign Banks, Institutions and Funds	11.542	11.441.805	15.644	9.130.198
Total	**153.426**	**11.599.018**	**174.727**	**9.316.394**

2. Information on maturity structure of borrowings:

	Current Period 31 March 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
Short-term	136.670	4.795.507	153.591	3.673.158
Medium and Long-Term	16.756	6.803.511	21.136	5.643.236
Total	**153.426**	**11.599.018**	**174.727**	**9.316.394**

The liabilities providing the funding sources of the Group are deposits and borrowings. Deposits are the most important funding source of the Group and the diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Group.

d. Information on other foreign liabilities:

Other foreign liabilities amount to YTL1.104.938 (31 December 2007: YTL1.487.317) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

e. Information on finance lease payables (Net): None.

f. Information on hedging derivative financial liabilities: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

g. Information on provisions:

1. Information on general provisions:

	Current Period 31 March 2008	Prior Period 31 December 2007
General Provisions	**371.794**	**293.625**
Provisions for Group I. Loans and Receivables	282.189	240.718
Provisions for Group II. Loans and Receivables	33.009	12.406
Provisions for Non-Cash Loans	31.414	28.049
Other	25.182	12.452

2. Information on reserve for employment termination benefits:

Under the Turkish Labor Law, the Group is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL2.087,92 in full YTL amount (31 December 2007: YTL2.030,19) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Group arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

	Current Period 31 March 2008	Prior Period 31 December 2007
Discount Rate (%)	5,71	5,71
Rate for the Probability of Retirement (%)	0,93	0,92

The principal actuarial assumption is that the current maximum liability will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL2.087,92 (1 January 2007: YTL1.960,69) effective from 1 January 2008 has been taken into consideration in calculating the reserve for employee termination benefits.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

Movements in the reserve for employment termination benefits during the period are as follows:

	Current Period 31 March 2008	Prior Period 31 December 2007
Balance at the Beginning of the Period	38.401	37.503
Provisions Recognized During the Period	3.182	11.605
Paid During the Period	(2.020)	(10.707)
Balance at the End of the Period	39.563	38.401

As of 31 March 2008, the Group has accounted a provision for unused vacation rights amounting to YTL26.229 (31 December 2007: YTL24.982).

3. Information on provisions related with foreign currency difference of foreign indexed loans:

   As of 31 March 2008, the provision related to foreign currency difference of foreign indexed loans amounts to YTL5.855 (31 December 2007: YTL46.879).

4. Information on specific provisions for non-cash loans that are non-funded and non-transformed into cash:

   Provision for non-cash loans that are non-funded and non-transformed into cash as of 31 March 2008 is amounting to YTL38.705 (31 December 2007: YTL41.017).

5. Information on other provisions:

   5 (i). Information on general provisions for possible risks: None.

   5 (ii). Information on provisions for banking services promotion:

   The Group has provisions for credit cards and banking services promotion applications amounting to YTL91.188 (31 December 2007: YTL84.352).

h. Explanations on tax liability:

1. Explanations on current tax liability:

   Tax calculations of the Group are explained in Note XVIII of Section Three. As of 31 March 2008, the tax liability after the deduction of temporary taxes paid is YTL140.782 (31 December 2007: YTL173.093).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

1(i). Information on taxes payable:

	Current Period 31 March 2008	Prior Period 31 December 2007
Corporate Taxes Payable	140.782	173.093
Taxation on Marketable Securities	102.105	67.849
Property Tax	494	444
Banking Insurance Transaction Tax (BITT)	33.546	33.714
Foreign Exchange Transaction Tax	3.539	1.558
Value Added Tax Payable	649	1.437
Other	14.883	14.339
Total	**295.998**	**292.434**

1(ii). Information on premium payables:

	Current Period 31 March 2008	Prior Period 31 December 2007
Social Security Premiums - Employee	178	105
Social Security Premiums - Employer	248	189
Bank Social Aid Pension Fund Premium- Employee	2	7
Bank Social Aid Pension Fund Premium - Employer	160	165
Pension Fund Membership Fees and Provisions - Employee	-	-
Pension Fund Membership Fees and Provisions - Employer	-	-
Unemployment Insurance - Employee	253	375
Unemployment Insurance - Owner	467	713
Other	-	-
Total	**1.308**	**1.554**

2. Information on deferred tax liability:

As of 31 March 2008, the deferred tax liability of the Group amounts to YTL55.076 (31 December 2007: YTL39.744).

i. Information on shareholders' equity:

1. Presentation of paid-in capital:

	Current Period 31 March 2008	Prior Period 31 December 2007
Common Stock	3.000.000	3.000.000
Preferred Stock	-	-

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

Capital System	Paid-in capital	Ceiling
Registered Share Capital	3.000.000	5.000.000

3. Information on the share capital increases during the period and their sources: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

4. Information on share capital increases from capital reserves during the current period: None.

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Group's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity.

   The Group has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Group's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

j. Information on marketable securities value increase fund:

	Current Period 31 March 2008		Prior Period 31 December 2007	
	YTL	FC	YTL	FC
From Investments in Associates, Subsidiaries, and Joint Ventures	(75)	-	4.956	-
Valuation Difference	46.298	(12.798)	202.323	(26.270)
Foreign Currency Differences	-	-	-	-
Total	**46.223**	**(12.798)**	**207.279**	**(26.270)**

The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with the "Effective yield method" of government bonds classified as "Available-for-sale financial assets".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT:

a. Information on interest income:

1. Information on interest income on loans:

	Current Period 31 March 2008		Prior Period 31 March 2007	
	YTL	FC	YTL	FC
Short-term Loans	698.524	37.573	663.813	37.113
Medium and Long-term Loans	509.834	168.706	377.009	129.222
Interest on Loans Under Follow-Up	13.345	37	7.777	52
Premiums Received from the Resource Utilization Support Fund	-	-	-	-
Total(*)	**1.221.703**	**206.316**	**1.048.599**	**166.387**

(*) Fee and commission income from cash loans is included.

2. Information on interest income on banks:

	Current Period 31 March 2008		Prior Period 31 March 2007	
	YTL	FC	YTL	FC
From the CBRT	41.764	2.459	36.315	2.470
From Domestic Banks	80	84	2.088	53
From Foreign Banks	584	20.630	4	38.022
Headquarters and Branches Abroad	-	-	-	-
Total	**42.428**	**23.173**	**38.407**	**40.545**

3. Information on interest income on marketable securities:

	Current Period 31 March 2008		Prior Period 31 March 2007	
	YTL	FC	YTL	FC
From Trading Financial Assets	7.846	45.283	13.095	102.606
From Financial Assets at Fair Value through Profit or Loss	-	-	-	-
From Available-for-sale Financial Assets	691.115	59.431	446.322	69.717
From Held-to-Maturity Investments	-	-	-	-
Total	**698.961**	**104.714**	**459.417**	**172.323**

4. Information on interest income received from associates and subsidiaries: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

b. Information on interest expense:

1. Information on interest expense on borrowings:

	Current Period 31 March 2008		Prior Period 31 March 2007	
	YTL	FC	YTL	FC
Banks	10.452	118.317	9.062	132.338
The CBRT	-	-	-	-
Domestic Banks	7.216	355	9.017	478
Foreign Banks	3.236	117.383	45	131.860
Headquarters and Branches Abroad	-	579	-	-
Other Institutions	-	-	-	-
Total(*)	**10.452**	**118.317**	**9.062**	**132.338**

(*) Fee and commission expense from cash loans is included.

2. Information on interest expense given to associates and subsidiaries:

	Current Period 31 March 2008	Prior Period 31 March 2007
To Associates and Subsidiaries	655	506

3. Maturity structure of the interest expense on deposits:

There are no deposits with seven-day notification and accumulative deposits:

	Demand Deposits	Time Deposit					**Total**
		Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	1 Year and Over	
YTL							
Bank Deposits	-	26.756	34.629	650	-	-	**62.035**
Saving Deposits	-	195.966	375.510	45.030	5.839	2.096	**624.441**
Public Sector Deposits	-	25	53	11	5	3	**97**
Commercial Deposits	871	44.951	73.429	3.171	5.789	43	**128.254**
Other Deposits	-	12.150	44.182	2.639	-	789	**59.760**
Total	871	279.848	527.803	51.501	11.633	2.931	**874.587**
FC							
Foreign Currency Deposits	3.763	21.939	99.243	12.356	14.527	15.665	**167.493**
Bank Deposits	-	-	6.022	876	6	-	**6.904**
Gold Vault	-	-	-	-	-	-	-
Total	3.763	21.939	105.265	13.232	14.533	15.665	**174.397**
Grand Total	**4.634**	**301.787**	**633.068**	**64.733**	**26.166**	**18.596**	**1.048.984**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

c. Information on trading loss/income (Net):

	Current Period 31 March 2008	Prior Period 31 March 2007
Profit	**4.535.524**	**1.357.442**
Income from Capital Market Transactions	154.086	49.530
From Derivative Financial Transactions	103.072	28.430
Other	51.014	21.100
Foreign Exchange Gains	4.381.438	1.307.912
Loss (-)	**4.457.077**	**1.329.109**
Loss from Capital Market Transactions	176.441	46.156
From Derivative Financial Transactions	168.958	35.551
Other	7.483	10.605
Foreign Exchange Loss	4.280.636	1.282.953

d. Explanations on other operating income:

The Bank had filed three lawsuits, total of which amounted to YTL754.303, against the Ministry of Finance regarding the correction of corporate tax paid in 2001, 2002, and 2003 with reference to the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005.

Considering the status of legal and administrative process, the Board of Directors decided to settle with the Ministry of Finance in scope of the article 3 of the "Act on collection of some public receivables through settlement" published in the Official Gazette No.26800 dated 27 February 2008.

Accordingly, the Bank has withdrawn the lawsuits explained in the first paragraph and according to the calculations made for the purpose of the settlement, the Bank's total amount of receivables from the Ministry of Finance related to those lawsuits is confirmed as YTL494.710. The remaining amount of YTL224.709 after deducting the amount of YTL270.001, which was accepted by the Ministry of Finance to be offset against various tax debt of the Bank and recognized in the financial statements of the year 2007, is recorded as income in the year 2008 financial statements.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

e. Provision expenses related to loans and other receivables of the Bank:

	Current Period 31 March 2008	Prior Period 31 March 2007
Specific Provisions for Loans and Other Receivables	221.622	139.425
III. Group Loans and Receivables	213.348	133.046
IV. Group Loans and Receivables	5.422	3.738
V. Group Loans and Receivables	2.852	2.641
General Provision Expenses	78.169	19.975
Provision Expense for Possible Risks	-	-
Marketable Securities Impairment Expense	-	-
Financial Assets at Fair Value through Profit or Loss	-	-
Available-for-sale Financial Assets	-	-
Investments in Associates, Subsidiaries and Held-to-maturity Securities Value Decrease	-	-
Investments in Associates	-	-
Subsidiaries	-	-
Joint Ventures	-	-
Held-to-maturity Investments	-	-
Other	2.142	1.377
Total	**301.933**	**160.777**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

f. Information related to other operating expenses:

	Current Period 31 March 2008	Prior Period 31 March 2007
Personnel Expenses	209.997	149.653
Reserve for Employee Termination Benefits	1.162	1.333
Bank Social Aid Provision Fund Deficit Provision	-	-
Impairment Expenses of Fixed Assets	-	-
Depreciation Expenses of Fixed Assets	24.716	24.673
Impairment Expenses of Intangible Assets	-	-
Goodwill Impairment Expenses	-	-
Amortization Expenses of Intangible Assets	2.824	2.838
Impairment Expenses of Equity Participations for Which Equity Method is Applied	-	-
Impairment Expenses of Assets Held for Resale	-	-
Depreciation Expenses of Assets Held for Resale	-	-
Impairment Expenses of Fixed Assets Held for Sale	-	-
Other Operating Expenses	175.120	150.736
Leasing Expenses	10.192	6.940
Maintenance Expenses	5.155	3.609
Advertisement Expenses	16.759	9.855
Other Expenses	143.014	130.332
Loss on Sales of Assets	-	2
Other	100.799	44.045
Total	**514.618**	**373.280**

g. Profit/Loss of minority interest:

	Current Period 31 March 2008	Prior Period 31 March 2007
Profit/Loss of Minority Interest	6	360

h. Information on tax provision for ongoing and discontinued operations:

1. Information on calculated current tax income or expense and deferred tax income or expense:

   As of 31 March 2008, the Group has a current tax expense of YTL137.595 and deferred tax income of YTL4.782.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

   The amount of deferred tax income that occurred due to the temporary differences is YTL4.463 and deferred tax expense is YTL9.216; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL2.074 and YTL2.103 respectively. The Group has YTL4.782 net deferred tax income.

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

3. Information on recognition of temporary difference, financial loss, diminution of tax and exemptions on income statement: None.

i. Information on net profit and loss:

1. Explanation on the quality, amount and frequency of the figures of the income and expense stemming from ordinary banking operations, if necessary to understand the performance of the Group for the current period: None.

2. Explanation on the changes in the estimations regarding the figures on the financial statements, if there exists a possibility that the profit and loss for the current or the following periods will be impacted: None.

j. Other figures on profit and loss statement:

Other figures on the profit and loss statement do not exceed 10% of the total profit and loss.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS:

Explanations on off-balance sheet commitments:

1. Type and amount of irrevocable commitments:

YTL853.424 asset purchase commitments (31 December 2007: YTL457.507), YTL6.262.531 commitment for credit card limits (31 December 2007: YTL6.001.065) and YTL1.820.482 commitments for cheque books (31 December 2007: YTL1.737.614).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

The Group has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments and other letter of credits:

	Current Period 31 March 2008	Prior Period 31 December 2007
Bank Acceptance Loans	57.324	46.857
Letters of Credit	1.461.168	1.176.932
Other Commitments and Contingencies	168.034	177.362
Total	**1.686.526**	**1.401.151**

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 31 March 2008	Prior Period 31 December 2007
Revocable Letters of Guarantee	172.917	158.327
Irrevocable Letters of Guarantee	2.638.693	2.525.041
Letters of Guarantee Given in Advance	507.058	409.563
Guarantees Given to Customs	255.900	244.313
Other Letters of Guarantee	519.282	441.489
Total	**4.093.850**	**3.778.733**

3. Total amount of non-cash loans:

	Current Period 31 March 2008	Prior Period 31 December 2007
Non-cash Loans Given against Cash Loans	124.852	106.217
With Original Maturity of 1 Year or Less Than 1 Year	104.434	87.722
With Original Maturity of More Than 1 Year	20.418	18.495
Other Non-cash Loans	5.655.524	5.073.667
Total	**5.780.376**	**5.179.884**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CASH FLOWS:

Information on cash and cash equivalents:

Components of cash and cash equivalents and the accounting policy applied in their determination:

Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash equivalents".

1. Cash and cash equivalents at the beginning of the period:

	Current Period 31 March 2008	Prior Period 31 March 2007
Cash	**1.793.500**	**2.121.379**
Cash, Foreign Currency and Other	515.781	532.703
Demand Deposits in Banks	1.277.719	1.588.676
Cash Equivalents	**728.196**	**2.501.316**
Interbank Money Market Placements	2.547	9
Time Deposits in Banks	712.034	2.499.270
Marketable Securities	13.615	2.037
Total Cash and Cash Equivalents	**2.521.696**	**4.622.695**

The total amount from operations in the prior period gives the total cash and cash equivalents amount at the beginning of the current period.

2. Cash and cash equivalents at the end of period:

	Current Period 31 March 2008	Prior Period 31 March 2007
Cash	**1.723.363**	**1.300.340**
Cash, Foreign Currency and Other	490.089	383.776
Demand Deposits in Banks	1.233.274	916.564
Cash Equivalents	**2.298.499**	**1.685.869**
Interbank Money Market Placements	189.461	2.013
Time Deposits in Banks	1.816.386	1.682.325
Marketable Securities	292.652	1.531
Total Cash and Cash Equivalents	**4.021.862**	**2.986.209**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP:

Information on the volume of transactions relating to the Group's risk group, outstanding loan and deposit transactions and profit and loss of the period:

1. Current Period - 31 March 2008:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	241	934.432	483.693	1.078	3.237
Balance at the End of the Period	-	241	899.788	491.069	1.095	2.957
Interest and Commission Income Received	-	2	23.676	5.166	14	-

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411

2. Prior Period - 31 December 2007:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	-	733.456	358.675	6	3.238
Balance at the End of the Period	-	241	934.432	483.693	1.078	3.237
Interest and Commission Income Received(**)	-	-	25.006	3.577	926	1

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411
(**) Prior period amounts present 31 March 2007 figures.

3. Information on deposits of the Group's risk group:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
Deposit	Current Period 31 March 2008	Prior Period 31 December 2007	Current Period 31 March 2008	Prior Period 31 December 2007	Current Period 31 March 2008	Prior Period 31 December 2007
Balance at the Beginning of the Period	13.541	9.035	1.050.463	722.059	168.531	154.200
Balance at the End of the Period	15.631	13.541	1.934.550	1.050.463	187.216	168.531
Interest on Deposits(**)	655	506	27.115	19.077	7.002	6.270

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411
(**) Prior period amounts present 31 March 2007 figures.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP (CONTINUED):

4. Information on forward and option agreements and other similar agreements made with the Group's risk group:

Group's risk group (*)	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Current Period 31 March 2008	Prior Period 31 December 2007	Current Period 31 March 2008	Prior Period 31 December 2007	Current Period 31 March 2008	Prior Period 31 December 2007
Transactions at Fair Value Through Profit or Loss						
Beginning of the Period	-	-	151.126	224.377	-	-
Balance at the End of the Period	-	-	194.457	151.126	-	-
Total Income/Loss(**)	-	-	(600)	(73)	-	-
Transactions for Hedging Purposes						
Beginning of the Period	-	-	-	-	-	-
Balance at the End of the Period	-	-	-	-	-	-
Total Income/Loss	-	-	-	-	-	-

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411
(**) Prior period amounts present 31 March 2007 figures.

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affects the net exposure of the Group. As of 31 March 2008, the net exposure for direct and indirect shareholders of the Group is YTL (-) 3.544 (31 December 2007: YTL (-) 131).

5. Information regarding benefits provided to the Parent Bank's key management:

As of 31 March 2008, benefits provided to the Parent Bank's key management amount to YTL2.243 (31 March 2007: YTL2.006).

VII. INFORMATION AND NOTES RELATED TO SUBSEQUENT EVENTS

None.

SECTION SIX
OTHER EXPLANATIONS

I. OTHER EXPLANATIONS

None.

SECTION SEVEN
EXPLANATIONS ON AUDITOR'S REVIEW REPORT

I. EXPLANATIONS ON AUDITOR'S REVIEW REPORT

The consolidated financial statements for the period ended 31 March 2008 have been reviewed by Başaran Nas Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's review report dated 9 May 2008 is presented prior to the consolidated financial statements.

II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS

None.

082-34825

AKBANK T.A.Ş.

CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2007
TOGETHER WITH THE INDEPENDENT AUDITOR'S REPORT

PRICEWATERHOUSECOOPERS

Başaran Nas Yeminli Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Akbank T.A.Ş.

1. We have audited the accompanying consolidated financial statements of Akbank T.A.Ş. ("the Bank") and its subsidiaries (together, "the Group") which comprise the consolidated balance sheet as of 31 December 2007 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

2. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

3. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

   An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

   We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PRICEWATERHOUSECOOPERS

Opinion

4. In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2007, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Başaran Nas
Yeminli Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM

Istanbul, 30 April 2008

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2007

AKBANK T.A.Ş.

CONSOLIDATED BALANCE SHEETS
AT 31 DECEMBER
(Amounts expressed in thousands of New Turkish lira ("YTL"))

	Notes	2007	2006
ASSETS			
Cash and due from banks	6	2,667,900	4,685,166
Trading securities	7	4,813,851	6,608,461
Derivative financial instruments	8	81,282	95,823
Reserve requirements with the Central Bank of Turkey	9	1,667,268	2,692,777
Loans and advances to customers	10	40,237,999	30,606,485
Investment securities:			
-Available-for-sale	11	21,005,428	14,519,568
-Held-to-maturity	11	-	-
Property and equipment	13	730,513	720,647
Intangible assets	14	31,971	25,004
Deferred income tax assets	18	36,839	-
Other assets and pre-payments	15	555,339	170,930
Total assets		**71,828,390**	**60,124,861**
LIABILITIES			
Customer deposits	16	48,418,300	41,196,949
Interbank money market deposits	17	154,023	41,064
Derivative financial instruments	8	105,591	65,185
Funds borrowed	17	6,493,467	5,961,176
Debt securities in issue	17	2,997,654	3,977,618
Income taxes payable	18	407,144	100,845
Deferred income tax liabilities	18	-	3,216
Other liabilities and accrued expenses	19	2,522,635	1,518,098
Retirement benefit obligations	20	38,401	37,503
Total liabilities		**61,137,215**	**52,901,654**
EQUITY			
Capital and reserves attributable to the equity holders:			
-Share capital	21	3,000,000	2,200,000
-Adjustment to share capital	21	2,029,151	2,325,154
Total paid-in share capital	21	5,029,151	4,525,154
Share premium		1,709,098	9,098
Translation reserve		(25,947)	(34,981)
Other reserves		174,467	(135,550)
Retained earnings		3,804,167	2,757,416
		10,690,936	**7,121,137**
Minority interest		**239**	**102,070**
Total equity		**10,691,175**	**7,223,207**
Total liabilities and equity		**71,828,390**	**60,124,861**
Commitments, contingent liabilities and assets	28		

The consolidated financial statements as at and for the year ended 31 December 2007 have been approved for issue by the Board of Directors on 30 April 2008 and signed on its behalf by Zafer Kurtul, the Chief Executive Officer and by Atıl Özus, the Chief Financial Officer of Akbank T.A.Ş..

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in thousands of New Turkish lira ("YTL"))

	Notes	2007	2006
Interest income	23	8,731,918	6,810,395
Interest expense	23	(5,394,535)	(4,155,463)
Net interest income		**3,337,383**	**2,654,932**
Fee and commission income	24	1,301,146	1,099,835
Fee and commission expense	24	(256,113)	(236,792)
Net fee and commission income		**1,045,033**	**863,043**
Impairment losses on loans and credit related commitments, net	10	(585,165)	(305,491)
Foreign exchange gains and losses, net		166,543	(24,289)
Trading gains and losses, net	25	(15,917)	151,848
Dividend income		11,496	9,171
Gain on disposal of investments and subsidiary	11,31	-	159,551
Other operating income		75,005	76,410
Operating income		**4,034,378**	**3,585,175**
Operating expenses	26	(1,828,900)	(1,631,476)
Profit before income taxes and tax case		**2,205,478**	**1,953,699**
Income taxes	18	(464,467)	(374,797)
Gain on tax case	18	270,001	-
Profit for the year		**2,011,012**	**1,578,902**
Attributable to:			
Equity holders of the Group		2,011,243	1,574,506
Minority interest		(231)	4,396
		2,011,012	**1,578,902**
Earnings per share (expressed in YTL, full amount, per share)	2 (u)	0.0067	0.0057

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in thousands of New Turkish lira ("YTL"))

	Notes	2007	2006
Cash flows from operating activities:			
Net profit for the year		2,011,243	1,574,506
Adjustments for:			
Depreciation of property and equipment	13	97,785	91,608
Amortisation of intangible assets	14	9,177	9,380
Provision for loan losses	10	940,636	527,346
Employment termination benefits	20	11,605	13,095
Gain on sale of subsidiary		-	(91,706)
Liquidation of subsidiary		2,726	-
Minority interest		(14,791)	2,410
Add back dividend income		(11,496)	(9,171)
Add back income taxes		464,467	374,797
Add back gain on tax case	18	(270,001)	-
Remeasurement of derivative financial instruments at fair value		54,947	(85,048)
Unearned commission income		42,057	63,418
Interest income, net		(3,337,383)	(2,654,932)
Interest paid		(5,390,657)	(4,149,978)
Interest received		8,009,559	7,382,870
Other reserves		310,017	(369,731)
Translation reserve		9,034	48,382
Operating profit before changes in operating assets and liabilities		**2,938,925**	**2,727,246**
Net decrease in reserve requirements with the Central Bank of Turkey		1,030,644	1,248,213
Net increase in loans and advances to customers		(10,506,313)	(7,890,378)
Net decrease/(increase) in trading securities		1,651,184	(39,050)
Net increase in other assets and prepayments		(383,498)	(85,139)
Net increase in other liabilities and accrued expenses		1,226,504	356,974
Net increase in customer deposits		7,224,643	3,461,491
		3,182,089	**(220,643)**
Income taxes paid		(199,411)	(478,512)
Net cash from/(used in) operating activities		**2,982,678**	**(699,155)**
Cash flows from/(used in) investing activities:			
Purchase of property and equipment, net	13	(107,651)	(139,156)
Purchase of other intangible assets, net	14	(16,144)	(12,909)
Net (increase)/decrease in investment securities		(5,739,139)	909,475
Acquisition of subsidiaries, net of cash acquired	31	-	114,061
Liquidation of subsidiary, net of cash disposed		(54,256)	-
Dividends received from investment securities		11,496	9,171
Net cash from/(used in) investing activities		**(5,905,694)**	**880,642**
Cash flows from financing activities:			
Proceeds from borrowed funds and debt securities, net		(331,716)	941,047
Dividends paid		(660,495)	(540,451)
Share issue	2 (u)	1,900,000	-
Net cash from financing activities		**907,789**	**400,596**
Net (decrease)/increase in cash and cash equivalents		**(2,015,227)**	**582,083**
Cash and cash equivalents at the beginning of the year	6	**4,686,636**	**4,104,553**
Cash and cash equivalents at the end of the year	6	**2,671,409**	**4,686,636**

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED 31 DECEMBER
(Amounts expressed in thousands of New Turkish lira ("YTL"))

	Attributable to equity holders of the Group								
	Share capital								
	Share capital	Adjustment to share capital	Total paid-in share capital	Share premium	Translation reserve	Other reserves	Retained earnings	Minority interest	Total
Balance at 1 January 2006	**1,800,005**	**2,525,152**	**4,325,157**	**9,098**	**(83,363)**	**234,181**	**1,923,358**	**111,719**	**6,520,150**
Capital increase:									
- Transfer from retained earnings	399,995	(199,998)	199,997	-	-	-	(199,997)	-	-
Effect of disposal on minority interest (Note 31)	-	-	-	-	-	-	-	(12,059)	(12,059)
Available-for-sale securities' net fair value gains, net of tax	-	-	-	-	-	(369,731)	-	-	(369,731)
Translation reserve	-	-	-	-	48,382	-	-	14,042	62,424
Cash dividends	-	-	-	-	-	-	(540,451)	(16,028)	(556,479)
Net profit for the year	-	-	-	-	-	-	1,574,506	4,396	1,578,902
Balance at 31 December 2006	**2,200,000**	**2,325,154**	**4,525,154**	**9,098**	**(34,981)**	**(135,550)**	**2,757,416**	**102,070**	**7,223,207**
Balance at 1 January 2007	**2,200,000**	**2,325,154**	**4,525,154**	**9,098**	**(34,981)**	**(135,550)**	**2,757,416**	**102,070**	**7,223,207**
Capital increase:									
- Cash increase	200,000	-	200,000	1,700,000	-	-	-	-	1,900,000
- Transfer from retained earnings	600,000	(296,003)	303,997	-	-	-	(303,997)	-	-
Available-for-sale securities' net fair value loses, net of tax	-	-	-	-	-	310,017	-	-	310,017
Translation reserve	-	-	-	-	(48,270)	-	-	-	(48,270)
Cash dividends	-	-	-	-	-	-	(660,495)	(2,440)	(662,935)
Effect of liquidation of subsidiary (Note 2-c)	-	-	-	-	57,304	-	-	(99,160)	(41,856)
Net profit for the year	-	-	-	-	-	-	2,011,243	(231)	2,011,012
Balance at 31 December 2007	**3,000,000**	**2,029,151**	**5,029,151**	**1,709,098**	**(25,947)**	**174,467**	**3,804,167**	**239**	**10,691,175**

The accompanying notes form an integral part of these consolidated financial statements.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 1 - PRINCIPAL ACTIVITIES

Akbank T.A.Ş. ("the Bank" or "Akbank" or together with its subsidiaries referred to as "the Group" in these consolidated financial statements) was formed in 1948 and is a member of the Sabancı Group of companies which is incorporated and domiciled in Turkey. The Bank's head offices are located at Sabancı Center 4. Levent, Istanbul/Turkey. As of 31 December 2007, the Bank has 715 branches dispersed throughout the country and 1 branch operating outside the country (2006: 682 branches and 1 branches operating outside the country). As at 31 December 2007, the Group employed 13,513 people (2006: 12,333 people). In addition to regular banking operations, the Group also provides insurance intermediary services as an agency of Aksigorta A.Ş. and AvivaSA Emeklilik ve Hayat A.Ş.. The Group's operations are carried out substantially in one geographical segment (Turkey) and in business segments including retail banking, corporate banking, private banking, treasury activities, international banking and leasing activities through its subsidiary (Note 5).

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In April 1998, 4.03% of the outstanding share capital of the Bank, was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Index to significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of presentation of these financial statements

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") including International Accounting Standards and Interpretations issued by the International Accounting Standards Board ("IASB").

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Bank maintains its books of accounts and prepares its statutory financial statements in accordance with the Banking Law and the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No. 26333 dated 1 November 2006, which refers to Turkish Accounting Standards and Turkish Financial Reporting Standards issued by the Turkish Accounting Standards Board and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles published by the Banking Regulation and Supervision Agency ("BRSA") and other relevant rules promulgated by the Turkish Commercial Code, Capital Markets Board and Tax Regulations. The subsidiaries maintain their books of accounts based on statutory rules and regulations applicable in their jurisdictions.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, trading securities and all derivative contracts.

The consolidated financial statements are presented in the national currency of the Republic of Turkey, the New Turkish lira ("YTL").

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Amendments to published standards and interpretations effective 1 January 2007

The application of the amendments and interpretations listed below did not result in substantial changes to the Group's accounting policies:

IAS 1 Amendment - Capital Disclosures;
IFRS 7 - Financial instruments: Disclosures;
IFRIC 7 - Applying the Restatement Approach under IAS 29 (effective 1 March 2006);
IFRIC 8 - Scope of IFRS 2 (effective 1 May 2006);
IFRIC 9 - Reassessment of embedded derivative (effective 1 June 2006);
IFRIC 10 - Interim Financial Reporting and Impairment (effective 1 November 2006).

Interpretations issued but not yet effective

The Group has chosen not to early adopt the following standards and interpretations that were issued but not yet effective for accounting periods beginning on 1 January 2007:

IFRS 8 - Operating Segments (effective 1 January 2009);
IFRIC 11 - IFRS 2 - Group Treasury Share Transactions (effective 1 March 2007); and
IFRIC 12 - Service Concession Arrangements (effective 1 January 2008).
IFRIC 13 - Customer Loyalty Programmes (effective 1 July 2008).
IFRIC 14 - IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

The application of these new interpretations will not have a material impact on the Group's financial statements in the period of initial application.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Financial reporting in hyperinflationary economies

Turkish economy was considered to be hyperinflationary as defined by IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. Effective from 1 January 2005, the application of inflation accounting had been discontinued since the Group made its judgment that Turkish economy ceased to be hyperinflationary.

If it had been the case that, in accordance with IFRS pursuant to IAS 29, characteristics of the economic environment of Turkey in 2005 did not provide sufficient evidence to conclude that the decline in inflation was other than temporary, IAS 29 should have been applied during the year 2005. Had the Group applied IAS 29 for the year ended 31 December 2005, opening retained earnings and adjustment to share capital in the consolidated financial statements as at 31 December 2007 should have decreased by YTL131,331 and increased by YTL112,326, respectively.

(c) Consolidation

Subsidiary undertakings (including special purpose entities "SPEs"), over which the Group has the power to govern the financial and operating policies are generally accompanied by a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement (Note 31).

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The list of consolidated subsidiary undertakings is set out below:

Name of subsidiary	Country of incorporation	Shareholding % 2007	Shareholding % 2006
Ak Yatırım Menkul Değerler A.Ş.	Turkey	99.80	99.80
Akbank N.V.	The Netherlands	100.00	100.00
Akbank AG	Germany	100.00	100.00
Ak Finansal Kiralama A.Ş.	Turkey	99.99	99.99
A.R.T.S. Ltd.	Jersey, Channel Islands	-	-
Ak Receivable Corporation	Cayman Islands	-	-
Sabancı Bank plc (Finsbury Pavement Ltd under liquidation)	England	-	65.00

The principal activities of Ak Yatırım Menkul Değerler A.Ş. are related to brokerage, investment banking and mutual fund management.

Akbank N.V. was established on 2000 for banking operations in Netherlands.

The Bank's Frankfurt Branch was established on 5 April 1998 for banking operations abroad. As of 1 September 2006, the Frankfurt Branch has been converted to a 100% subsidiary of the Bank. As of 31 May 2007, shares of Akbank AG were transferred to Akbank N.V. resident in the Netherlands, which is 100% subsidiary of the Parent Bank.

Ak Finansal Kiralama A.Ş. is a financial leasing company incorporated in Turkey.

Ak Receivable Corporation was established in July 1998 in connection with the issue of floating-rate notes amounting to US$250 million. A.R.T.S. Ltd. was established in November 1999 in connection with raising long-term financing amounting to US$400 million. Both entities have lent the funds raised to the Group, which controls the SPEs (Note 17).

Sabancı Bank plc., based in London was established in 1983 with the purpose of engaging in banking activities abroad, and all its assets and liabilities related to banking transactions were transferred to the London Branch of Akbank N.V., the Bank's subsidiary in the Netherlands, as of 6 September 2007. The income statement of Sabancı Bank plc. has been included in the Bank's consolidated financial statements between 1 January and 6 September 2007. Following the transfer of all its assets and liabilities, Sabancı Bank plc., was renamed as Finsbury Pavement Limited. The liquidation procedures of the related institution are ongoing.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in New Turkish lira, which is the Bank's functional and presentation currency.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii) Group companies

The results and financial position of all the group entities (none of which have the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the balance sheet date;

- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- all resulting exchange differences are recognised as a separate component of equity under translation reserve.

(e) Derivative financial instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models. Fair value of over-the-counter ("OTC") forward foreign exchange contracts and foreign exchange option contracts is determined based on the comparison of the original forward rate with the forward rate calculated by reference to market interest rates of the related currency for the remaining period of the contract, discounted to 31 December 2007. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). Derivative financial instruments are classified as held for trading. Certain derivative transactions, even though they provide effective economic hedges under the Group risk management position, do not qualify for hedge accounting under the specific rules in IAS 39 and are therefore treated as derivatives held for trading with fair value gains and losses reported in the income statement.

Embedded derivatives are separated from the host contract and accounted for as a derivative in accordance with IAS 39, if and only if:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

- the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in profit or loss (i.e. a derivative that is embedded in a financial asset or financial liability at fair value through profit or loss is not separated).

If an embedded derivative is separated, the host contract shall be accounted for under IAS 39 if it is a financial instrument, and in accordance with other appropriate standards if it is not a financial instrument. IAS 39 does not address whether an embedded derivative shall be presented separately on the face of the financial statements.

(f) Investment securities

Investment securities are classified into the following two categories: held-to-maturity and available-for-sale assets. Investment securities with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase.

Investment securities are initially recognised at cost. Available-for-sale investment debt and equity securities are subsequently remeasured at fair value based on quoted bid prices, or amounts derived from cash flow models. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in the equity as "other reserves", unless there is a permanent decline in the fair values of such assets, in which case they are charged to the income statement. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When the securities are disposed of or impaired, the related accumulated fair value adjustments are transferred to the income statement.

Held-to-maturity investments are carried at amortised cost using the effective yield method, less any provision for impairment.

Interest earned whilst holding investment securities is reported as interest income. Dividends received are included in dividend income.

All purchases and sales of investment securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at the settlement date, which is the date that the asset is delivered to/from the Group.

(g) Financial assets at fair value through profit or loss

This category has two sub-categories financial assets held for trading and those designated at fair value through profit or loss at inception. Financial assets and financial liabilities are designated at fair value through profit or loss when doing so significantly reduces measurement inconsistencies that would arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with designated financial assets or financial liabilities are included in 'net income from financial instruments designated at fair value'.

A financial asset is classified as held for trading if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives are also categorised as held for trading unless they are designated as hedging instruments.

Trading assets are initially recognised and subsequently re-measured at fair value. All related realised and unrealised fair value gains and losses are included in net trading income. Interest earned whilst holding trading assets is reported as interest income.

All purchases and sales of trading assets that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at the settlement date, which is the date that the asset is delivered to/by the Group.

(h) Sale and repurchase agreements

Securities sold subject to linked repurchase agreements ("repos") are retained in the consolidated financial statements as trading or investment securities and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell ("reverse repos") are recorded as due from banks. The difference between sale and repurchase price is treated as interest and accrued evenly over the life of repo agreements using the effective yield method (Note 27).

(i) Fee and commission income and expenses

Fee and commission income and expenses are recognised on an accrual basis. Commission income and fees for certain banking services such as import and export-related services, issuance of letters of guarantee, clearing, brokerage and custody services are recorded as income at the time of effecting the transactions to which they relate.

(j) Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on an accrual basis using the effective yield method based on the actual purchase price until, in management's estimates and judgment, collection becomes doubtful. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Loans and advances to customers and provisions for loan impairment

Loans originated by the Group by providing money directly to the borrower or to a sub-participation agent at draw down are categorised as loans originated by the Group and are carried at amortised cost, less any provision for loan losses. All loans are recognised when cash is advanced to borrowers.

A credit risk provision for loan impairment is established if there is objective evidence that the Group will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and recoverable amount, being the present value of expected cash flows, including the amount recoverable from guarantees and collateral, discounted based on the interest rate at inception. An additional provision for loan impairment is established to cover losses that are judged to be present in the lending portfolio at the balance sheet date, but which have not been specifically identified as such.

The provision made during the year is charged against the profit for the year. Loans that cannot be recovered are written-off and charged against the allowance for loan losses. Such loans are written-off after all the necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Recoveries of amounts previously provided for are treated as a reduction from provision for loan losses for the year (Note 10).

(l) Financial liabilities

Financial liabilities including customer deposits, debt securities in issue and funds borrowed are recognised initially at cost net of transaction costs. Subsequently, financial liabilities are stated at amortised cost including transaction costs and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the financial liability using the effective yield method.

(m) Property and equipment

All property and equipment carried at cost less accumulated depreciation and permanent impairment if any. Depreciation is calculated using the straight-line method to write down the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings	50 years
Equipment	5 years
Leasehold improvements	7 years

Where the carrying amount of an asset is greater than its estimated recoverable amount ("higher of net realisable value and value in use"), it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Expenditure for the repair and renewal of property and equipment is charged against income. It is, however, capitalised if it results in an enlargement or substantial improvement of the respective assets.

Leasehold improvements comprise primarily of the capitalised branch refurbishment costs and are amortised on a straight-line basis over the corresponding lease terms or their estimated useful lives, whichever is shorter.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Intangible assets

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of the expected useful lives (not exceeding a period of five years).

(o) Accounting for leases

(i) A group company is the lessee

Assets acquired under finance lease agreements are capitalised at the inception of the lease at the fair value of the leased asset. Lease payments are treated as comprising capital and interest elements; the capital element is treated as reducing the capitalised obligation under the lease and the interest element is charged to income. Depreciation on the leased asset is also charged to income on a straight-line basis over the useful life of the asset.

The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

(ii) A group company is the lessor

When assets are sold under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

(p) Impairment of assets

At each reporting date, the Group evaluates whether there is any impairment indication on the asset. When an indication of impairment exists, the Group estimates the recoverable values of such assets. Impairment exists if the carrying value of an asset or a cash generating unit is greater than its recoverable amount which is the higher of value in use or fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. An impairment loss is recognised immediately in the consolidated income statement. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash flows from other assets or group of assets. An impairment loss recognised in prior periods for an asset is reversed if the subsequent increase in the asset's recoverable amount is caused by a specific event since the last impairment loss was recognised. Such a reversal amount cannot be higher than the previously recognised impairment and is recognised as income in the consolidated financial statements.

(q) Taxation on income

(i) Income taxes currently payable

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Taxes other than on income are recorded within operating expenses (Note 26).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The rates enacted, or substantively enacted, at the balance sheet date are used to determine deferred income tax.

The principal temporary differences arise from the difference between the carrying value and tax base of property and equipment, valuation difference on trading and investment securities, remeasurement of financial assets and liabilities at fair value, reversal of country risk provision, provision for loan losses and provision for employment termination benefits. Deferred income tax liabilities and assets are recognised when it is probable that the future economic benefit resulting from the reversal of temporary differences will flow to or from the Group. Deferred income tax assets resulting from temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the deferred income tax asset can be utilised (Note 18).

Deferred income tax related to fair value re-measurement of available-for-sale investments, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

(r) Retirement benefit obligations

(i) Pension and other post-employment obligations

Akbank T.A.Ş. Tekaüt Sandığı Vakfı ("the Fund") is a separate legal entity and a foundation recognised by an official decree, providing all qualified Bank employees with pension and post-retirement benefits. This scheme is funded through payments of both the employees and the employer as required by Social Security Law Numbered 506 and are as follows:

	2007 (%)
Retirement benefit contributions-employer	13
Retirement benefit contributions-employee	9
Medical benefit contributions-employer	8.5
Medical benefit contributions-employee	5

Retirement benefit contributions-employer includes 2% additional contribution provided by the Bank above the requirement of the related law.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group's obligation in respect of the Fund has been determined as the total of the following:

(1) Obligation for post-employment benefits transferrable to Social Security Institution ("SSI")

The Group's obligation regarding post-employment benefits transferrable to SSI has been determined as the value of the payment that would need to be made to SSI to settle the obligation at the balance sheet date in accordance with the related article of the "Law regarding the changes in Social Insurance and General Health Insurance Law ("New Law") and other related laws and regulations" (Note 20). The disclosures set out in Note 20 for post-employment benefits transferrable to SSI therefore reflect the actuarial parameters and results in accordance with the New Law provisions.

(2) Obligation for other benefits

The present value of the Group's obligation regarding pension benefits which are not transferrable to SSI in accordance with the New Law is calculated using the projected unit credit method (Note 20).

The obligation for pension benefits transferrable to SSI and other benefits are calculated annually by an independent actuary who is registered with the Turkish Undersecretariat of the Treasury.

The liability to be recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The Group does not have a legal right to access to the present value of any economic benefits available in the form of refunds from the Fund or reductions in future contributions to the plan, and therefore no assets are recognised in the balance sheet.

(ii) Employment termination benefits

Employment termination benefits represent the present value of the estimated total reserve for the future probable obligation of the Group arising from the retirement of the employees calculated in accordance with the Turkish Labour Law (Note 20).

(s) Provisions, contingent assets and contingent liabilities

Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

(t) Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Earnings per share

Earnings per share disclosed in the consolidated statements of income is determined by dividing the net income attributable to the equity holders of the Group by the weighted average number of ordinary shares outstanding during the period concerned.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

The number of shares issued attributable to transfers to share capital from retained earnings during 2007 is 60,000,000,000 (2006: 39,999,945,600).

The earnings attributable to ordinary shares for each year are as follows:

	2007	**2006**
Profit attributable to equity holders of the Group	2,011,243	1,574,506
Weighted average number of ordinary shares in issue (1 YKr each)	300,000,000,000	275,000,000,000
Earnings per share (expressed in YTL, full amount, per share)	**0.0067**	**0.0057**

Basic earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares in issue.

There are no diluted shares and accordingly there are no diluted earnings per share for any class of shares.

(v) Related parties

For the purpose of these consolidated financial statements, shareholders, key management personnel and board members, in each case together with their families and companies controlled by/affiliated with them, associated companies and other companies within the Sabancı Holding Group are considered and referred to as related parties. A number of banking transactions were entered into with related parties in the normal course of business. These include loans, deposits, trade finance and foreign currency transactions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w) Share capital

(i) Share issue costs

Incremental costs directly attributable to the issue of new shares or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

(ii) Share premium

When shares are issued, the excess of contributions received over the nominal value of the shares issued is recorded as share premium in equity.

(iii) Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders. Dividends for the year that are declared after the balance sheet date are dealt with in the subsequent events note.

(x) Acceptances

Acceptances comprise of undertakings by the Group to pay bills of exchange drawn on customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as commitments and contingent liabilities (Note 28).

(y) Other credit-related commitments

In the normal course of business, the Group enters into other credit-related commitments including loan commitments, letters of credit and guarantees. These are reported as off-balance sheet items at their notional amounts and are assessed using the same criteria as loans and receivables. Specific provisions are therefore established when losses are considered probable and recorded as other liabilities (Note 28).

(z) Reporting of cash flows

For the purposes of cash flow statement, cash and cash equivalents include cash, due from banks, trading securities and investment securities with original maturity periods of less than three months (Note 6).

(aa) Cash and cash equivalents

The cash and cash equivalents comprise balances with less than 90 days' maturity including cash and balances with the central banks excluding reserve requirements and amounts loans and advances to banks (Note 6).

(ab) Segment reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments (Note 5).

(ac) Comparatives

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS

Index to use of financial instruments

(a) Strategy in using financial instruments

By nature, the Group's activities are principally related to the use of financial instruments including derivatives. The Group accepts deposits from customers for various periods and seeks to earn above-average interest margins by investing these funds in high quality assets. The Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates whilst maintaining sufficient liquidity to meet all claims that might fall due.

The Group also seeks to raise its interest margins by obtaining above-average margins, net of provisions, through lending to borrowers with a range of credit standing. Such exposures involve not only on-balance sheet loans and advances but also entering into guarantees and other commitments such as letters of credit. The Group also trades in financial instruments where it takes positions to take advantage of short-term market movements in the bond markets and in currency and interest rates.

The Group's risk management is under the responsibility of the "Senior Risk Committee ("the SRC")" which reports to the Board of Directors. The SRC is comprised of the Chairman and Managing Director, Vice Chairman and Executive Director, Managing Director and the Chief Executive Officer. The SRC establishes policies, procedures, parameters and rules for risk management of the Bank and develops risk management strategies. The SRC also sets critical risk limits and parameters for liquidity risk, credit risk, foreign exchange risk and interest rate risk and; through close monitoring of the markets and overall economy, such limits are changed as necessary. These limits and implementation of policies are broken down to various levels of authorities in order to enhance control effectiveness. The Bank's risk positions are reported to the SRC members on a regular basis. Additionally, the SRC reviews the latest figures and projections for the Bank's profit and loss accounts and balance sheet, liquidity position, interest and foreign exchange exposures, as well as yield analysis and the macroeconomic environment.

In addition to the limits set by the SRC, the Board of Directors also sets some limits and parameters for the transactions and areas having significant and critical implications on the Bank's operations.

The Assets and Liabilities Committee ("ALCO") manages the various departments of the Bank where risk limits apply to ensure that these limits are adhered to. ALCO consists of the Chief Executive Officer and each of the Executive Vice Presidents in charge of the Bank's marketing, lending, treasury, strategy and corporate communications, and financial coordination departments. ALCO meets daily to review the latest figures on liquidity position, interest rate risk exposures, foreign exchange risk exposure, capital adequacy and the macroeconomic environment.

The objective of the Group's asset and liability management and use of financial instruments is to limit the Group's exposure to liquidity risk, interest rate risk and foreign exchange risk, while ensuring that the Group has sufficient capital adequacy and is using its capital to maximise net interest income.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(b) Credit risk

The Group takes on exposure to credit risk, which is the risk that a counterparty will cause a financial loss for the Group by failing to discharge an obligation. Credit risk is the most important risk for the Group's business; management therefore carefully manages its exposure to credit risk. Credit exposures arise principally in lending activities that lead to loans and advances, and investment activities that bring debt securities and other bills into the Group's asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as loan commitments.

The credit risk management and control are centralised in credit risk management team of Group and reported to the Board of Directors and head of each business unit regularly.

Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements. When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

Non-cash loans turned into cash loans are included in the same risk group as cash loans which are not collected upon maturity. Credit risk management is applied for all positions involving counterparty risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivables from the loans are collected. Monitoring also continues until the receivables from the loans are completely collected.

The Group considers that long-term commitments are more exposed to credit risk than short-term commitments, and points such as defining risk limits for long-term risks and obtaining collateral are treated in a wider extent than short-term risks.

The Group's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies. When considered within the financial activities of other financial institutions, the Group as an active participant in the national and international banking market is not exposed to a significant credit risk.

The Bank's credit risk measurement techniques and information on the rating of securities and loan portfolio are as follows:

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Bank's rating system:

The Bank assesses the credit quality and assigns an internal risk rating to all borrowers and other counterparties based on Advanced Internal Rating Based Approach (Advanced IRB Approach).

The default probabilities of counterparties are calculated by using scoring tools tailored to various categories of counterparty and are derived credit rating for corporate and commercial, SME, consumer and credit card loan portfolios. Both behavioral and application scorecards are taken into consideration in default probability estimations.

Collateral structure of each portfolio is considered in order to determine the realized loss in case default occurs. Default probabilities and realized loss values are combined in order to account for expected loss and unexpected loss values over time and to encourage risk adjusted pricing.

Risk limits are set both at customer and group level and monitored by SRC in terms of sectors, tenor and concentration. SRC regularly follow up risk limits and make limit updates when required.

The Bank's rating tool concentration by risk classes as of 31 December 2007 is as follows:

	2007	2006
Above average	%31.66	%28.78
Average	%49.98	%50.38
Below average	%13.90	%15.39
Unrated	%4.46	%5.45

The Group has an effective credit risk policy for the leasing receivables. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group's exposure and credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Loans and advances to customers:

The internal rating systems explained in the bank's rating system focus more on credit-quality mapping from the inception of the lending and investment activities. In contrast, impairment provisions are recognized for financial reporting purposes only for losses that have been incurred at the balance sheet date based on objective evidence of impairment. The credit risk classification of the Group with the outstanding balances of each asset class is as the following:

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2007				
	Commercial	Consumer	Credit cards	Leasing receivables	Total
Standard loans	26,277,310	8,137,838	3,651,369	587,580	38,654,097
Close monitoring loans	953,145	626,211	236,255	56,586	1,872,197
Loans under follow up	526,434	200,743	280,451	15,315	1,022,943
Gross	**27,756,889**	**8,964,792**	**4,168,075**	**659,481**	**41,549,237**
Provisions	**(687,583)**	**(233,216)**	**(373,994)**	**(16,445)**	**(1,311,238)**
Net	**27,069,306**	**8,731,576**	**3,794,081**	**643,036**	**40,237,999**

	2006				
	Commercial	Consumer	Credit cards	Leasing receivables	Total
Standard loans	20,474,838	5,818,685	2,963,888	443,326	29,700,737
Close monitoring loans	515,331	328,344	211,564	45,264	1,100,503
Loans under follow up	244,708	91,756	259,340	5,164	600,968
Gross	**21,234,877**	**6,238,785**	**3,434,792**	**493,754**	**31,402,208**
Provisions	**(359,167)**	**(106,796)**	**(323,219)**	**(6,541)**	**(795,723)**
Net	**20,875,710**	**6,131,989**	**3,111,573**	**487,213**	**30,606,485**

The details of the loans and advances past due but not impaired which are classified under the performing loans are as follows:

	2007				
	Commercial	Consumer	Credit cards	Leasing receivables	Total
Past due up to 30 days	460,938	519,698	240,286	1,367	1,222,289
Past due 30-60 days	167,522	231,686	84,419	3,318	486,945
Past due 60-90 days	96,593	87,311	25,305	1,112	210,321
Leasing payment receivables (Uninvoiced)	-	-	-	50,789	50,789
	725,053	**838,695**	**350,010**	**56,586**	**1,970,344**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2006				
	Commercial	**Consumer**	**Credit cards**	**Leasing receivables**	**Total**
Past due up to 30 days	370,630	157,401	124,524	848	653,403
Past due 30-60 days	83,680	108,846	68,857	1,680	263,063
Past due 60-90 days	61,021	62,097	18,183	672	141,973
Leasing payment receivables (Uninvoiced)	-	-	-	42,064	42,064
	515,331	**328,344**	**211,564**	**45,264**	**1,100,503**

The Group's main policy is holding appropriate collateral for each loan according to its specified risk. The collateral strategy is differentiating the collateral type based on the customers' rating and term of the loan. As the risk level of loan increased, the collateralized portion of loan should also be increased. The Group follows similar strategies when collateralizing consumer, commercial and corporate loans.

The fair values of collaterals held for standard loans, close monitoring loans and loans under follow up are as follows:

	2007				
	Commercial	**Consumer**	**Credit cards**	**Leasing receivables**	**Total**
Standard loans	22,934,472	5,876,799	-	231,478	29,042,749
Close monitoring loans	1,988,969	658,559	-	11,350	2,658,878
Loans under follow up	437,187	190,813	-	7,556	635,556
	25,360,628	**6,726,171**	**-**	**250,384**	**32,337,183**

	2006				
	Commercial	**Consumer**	**Credit cards**	**Leasing receivables**	**Total**
Standard loans	16,706,521	6,660,571	-	200,919	23,568,011
Close monitoring loans	1,448,856	746,389	-	39,990	2,235,235
Loans under follow up	318,467	216,261	-	2,306	537,034
	18,473,844	**7,623,221**	**-**	**243,215**	**26,340,280**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Debt securities, treasury bills and other eligible bills:

For debt securities and other bills, external rating such as Moody's rating or their equivalents are used by Group Treasury for management of the credit risk exposures. The investments in those securities and bills are viewed as a way to gain a better credit quality mapping and maintain a readily available source to meet the funding requirement at the same time.

	2007		
Moody's Rating	**Trading**	**Available-for- sale**	**Total**
Aaa	-	6,072	6,072
A1;A2;A3	-	46,344	46,344
Baa1;Baa2;Baa3	-	23,260	23,260
Ba1	-	-	-
Ba3 (*)	4,807,963	20,900,124	25,708,087
		4,807,963	**20,975,800**

(*) Government bond and t-bills of Turkish Treasury.

	2006		
Moody's Rating	**Trading**	**Available-for- sale**	**Total**
Aaa	-	6,524	6,524
A1;A2;A3	-	33,103	33,103
Baa1;Baa2;Baa3	-	-	-
Ba1	-	18,735	18,735
Ba3 (*)	6,560,696	14,437,300	20,997,996
	6,560,696	**14,495,662**	**21,056,358**

(*) Government bond and t-bills of Turkish Treasury

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Maximum exposure to credit risk:

	2007	2006
Credit risk exposures relating to on-balance sheet assets:	**68,143,996**	**54,805,048**
Loans and advances to banks	1,572,712	2,820,574
Loans and advances to customers	40,237,999	30,606,485
- Commercial	27,069,306	20,875,710
- Consumer	8,731,576	6,131,989
- Credit cards	3,794,081	3,111,573
- Financial lease receivables	643,036	487,213
Trading assets:	4,813,851	6,608,461
- Government debt securities	4,807,963	6,560,696
- Share certificates	4,637	47,273
- Other marketable securities	1,251	492
Derivative financial instruments	81,282	95,823
Investment securities	21,005,428	14,519,568
- Government debt securities	20,889,780	14,443,824
- Equity securities	29,628	23,906
- Other marketable securities	86,020	51,838
Other assets	432,724	154,137
Credit risk exposures relating to off-balance sheet items:	**5,179,884**	**3,928,944**
- Financial guarantees	3,778,733	2,997,014
- Loan commitments and other credit related liabilities	1,401,151	931,930
	73,323,880	**58,733,992**

The above table represents a worse case scenario of credit risk exposure to the Group at 31 December 2006 and 2007, without taking account of any collateral held or other credit enhancements attached. For on-balance-sheet assets, the exposures set out above are based on net carrying amounts as reported in the balance sheet.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Industry sectors:

	Financial Institutions	Public sector	Wholesale and retail trade	Manufacturing	Other industries	Individuals	Total
Loans and advances to banks	**1,572,712**	**-**	**-**	**-**	**-**	**-**	**1,572,712**
Loans and advances to customers	**5,200,723**	**1,730,515**	**5,657,125**	**6,253,568**	**8,870,411**	**12,525,657**	**40,237,999**
- Commercial	4,557,687	1,730,515	5,657,125	6,253,568	8,870,411	-	27,069,306
- Consumer	-	-	-	-	-	8,731,576	8,731,576
- Credit cards	-	-	-	-	-	3,794,081	3,794,081
- Financial lease receivables	643,036	-	-	-	-	-	643,036
Trading assets:	**5,888**	**4,807,963**	**-**	**-**	**-**	**-**	**4,813,851**
- Government debt securities	-	4,807,963	-	-	-	-	4,807,963
- Share certificates	4,637	-	-	-	-	-	4,637
- Other marketable securities	1,251	-	-	-	-	-	1,251
Trading derivative financial instruments	**80,756**	**-**	**-**	**258**	**-**	**268**	**81,282**
Investment securities	**69,304**	**20,889,780**	**-**	**-**	**46,344**	**-**	**21,005,428**
- Government debt securities	-	20,889,780	-	-	-	-	20,889,780
- Equity securities	29,628	-	-	-	-	-	29,628
- Other marketable securities	39,676	-	-	-	46,344	-	86,020
Other assets	**367,166**	**-**	**-**	**-**	**65,558**	**-**	**432,724**
As at 31 December 2007	**7,296,549**	**27,428,258**	**5,657,125**	**6,253,826**	**8,982,313**	**12,525,925**	**68,143,996**
As at 31 December 2006	**5,821,990**	**22,171,808**	**4,561,623**	**7,603,962**	**5,385,940**	**9,259,725**	**54,805,048**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Geographical Sectors:

	Turkey	USA	EU Countries	Non-EU Countries	Total
Loans and advances to banks	**212,038**	**426,407**	**884,123**	**50,144**	**1,572,712**
Loans and advances to customers	**39,364,338**	**11,441**	**405,239**	**456,981**	**40,237,999**
- Commercial	26,195,645	11,441	405,239	456,981	27,069,306
- Consumer	8,731,576	-	-	-	8,731,576
- Credit cards	3,794,081	-	-	-	3,794,081
- Financial lease receivables	643,036	-	-	-	643,036
Trading assets:	**4,813,851**	**-**	**-**	**-**	**4,813,851**
- Government debt securities	4,807,963	-	-	-	4,807,963
- Share certificates	4,637	-	-	-	4,637
- Other marketable securities	1,251	-	-	-	1,251
Trading derivative financial instruments	**42,422**	**-**	**38,860**	**-**	**81,282**
Investment securities	**20,919,298**	**110**	**86,020**	**-**	**21,005,428**
- Government debt securities	20,889,780	-	-	-	20,889,780
- Equity securities	29,518	110	-	-	29,628
- Other marketable securities	-	-	86,020	-	86,020
Other assets	**380,514**	**-**	**52,210**	**-**	**432,724**
As at 31 December 2007	**65,732,461**	**437,958**	**1,466,452**	**507,125**	**68,143,996**
As at 31 December 2006	**51,520,808**	**237,364**	**2,735,050**	**311,826**	**54,805,048**

(c) Market risk

The major measurement techniques used to measure and control market risk are outlined below.

(i) Value-at-risk

The market risk related to the trading portfolio is measured through the Value at Risk (VaR) approach, which takes into consideration diverse risk factors. To calculate the VaR, the Bank uses the variance-covariance, historical simulation and Monte Carlo simulation methods. The software used for this purpose is able to make calculations based on forward efficiency curves and volatility models.

The VaR model is based on the assumption of a 99% confidence interval and a 10-day retention period. VaR analyses are reported daily to senior management and are also used as a risk parameter and limit management tool for the bond portfolio. Reinforced with scenario analyses and stress testing, VaR analyses also take into consideration the impact of events and market fluctuations that are unexpected and highly improbable but engender great consequences. The outputs of the model are regularly checked by back-tests.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(ii) Stress tests

Stress tests provide an indication of the potential size of losses that could arise in extreme conditions. The stress tests carried out by Risk Management, also indicated in the Market Risk Policy of the Group, include interest rate stress testing. The results of the stress tests are reviewed by the ALCO. As at 31 December 2006 and 31 December 2007, assuming that all other variables are constant, and YTL and FC interest rates vary in an interval of +1% and -1%, the profit before tax and other reserves excluding tax effect of the Group would change as the following:

	Impact on income		Impact on other reserves	
Change in interest rates	**2007**	**2006**	**2007**	**2006**
(+) 1 %	(108,004)	(90,587)	(175,996)	(64,413)
(-) 1 %	87,094	75,440	184,906	65,560

Regulatory reports for market risk in capital adequacy calculations are prepared using standard model. According to the "standard method", market risk is measured on securities portfolio basis in a way that includes the Group's exchange risk daily and weekly according to the standard method, and reported to the senior management. Results for current and previous period are given below:

	31 December 2007			31 December 2006		
	Average	**Maximum**	**Minimum**	**Average**	**Maximum**	**Minimum**
Interest rate risk	173,305	193,594	167,506	115,334	139,821	55,296
Share certificate risk	1,445	954	598	3,895	1,952	7,847
Currency risk	51,996	62,026	39,077	54,133	80,543	44,482
Total amount subject to risk	**226,746**	**256,574**	**207,181**	**173,362**	**222,316**	**107,625**

Asset and liability risk is managed in accordance with decisions made at ALCO's daily/weekly meetings. Repricing and duration gap analysis, market value of equity, income simulations are used to monitor asset and liability risk. The ALCO develops hedging strategies to respond to unexpected and adverse changes.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(d) Currency risk

Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by the SRC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

The Group takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The table overleaf summarizes the Group's exposures to foreign currency exchange rate risk at 31 December 2007. Included in the table are the Group's assets and liabilities and equity at carrying amounts, categorised by currency.

	2007						
	Foreign currency						
	US$	**EUR**	**GBP**	**Other**	**Total**	**YTL**	**Total**
Cash and due from banks	646,892	1,647,378	31,310	32,203	2,357,783	310,117	2,667,900
Trading and investment securities	6,790,937	2,188,501	-	-	8,979,438	16,839,841	25,819,279
Derivative financial instruments	28,891	17,991	-	-	46,882	34,400	81,282
Reserve requirements with the Central Bank of Turkey	-	1,545,654	-	-	1,545,654	121,614	1,667,268
Loans and advances to customers	9,558,072	5,582,181	26,165	42,560	15,208,978	25,029,021	40,237,999
Property and equipment	2,603	3,207	160	-	5,970	724,543	730,513
Intangible assets	-	181	-	-	181	31,790	31,971
Deferred income tax assets	1,519	-	-	-	1,519	35,320	36,839
Other assets and pre-payments	13,559	49,389	307	32	63,287	492,052	555,339
Total assets	**17,042,473**	**11,034,482**	**57,942**	**74,795**	**28,209,692**	**43,618,698**	**71,828,390**
Customer deposits	9,833,476	8,128,418	556,896	166,051	18,684,841	29,733,459	48,418,300
Derivative financial instruments	19,658	29,093	-	-	48,751	56,840	105,591
Interbank money market deposits, funds borrowed and debt securities in issue	5,725,771	3,702,088	6,513	11,033	9,445,405	199,739	9,645,144
Income taxes payable	51	8,709	70	-	8,830	398,314	407,144
Other liabilities and accrued expenses	77,764	60,065	1,111	3,882	142,822	2,379,813	2,522,635
Reserve for employment termination benefits	-	-	-	-	-	38,401	38,401
Equity and minority interest	-	-	-	-	-	10,691,175	10,691,175
Total liabilities and equity	**15,656,720**	**11,928,373**	**564,590**	**180,966**	**28,330,649**	**43,497,741**	**71,828,390**
Net balance sheet position	**1,385,753**	**(893,891)**	**(506,648)**	**(106,171)**	**(120,957)**	**120,957**	**-**
Off-balance sheet derivative instruments net notional position	**(1,443,589)**	**839,754**	**492,446**	**113,589**	**2,200**	**13,571**	**15,771**

YTL(2,517) of net forward currency, swap currency and interest rate swap purchase transactions outstanding at 31 December 2007 have been made with related parties (Note 30).

At 31 December 2007, assets and liabilities denominated in foreign currency were translated into New Turkish lira using a foreign exchange rate of YTL1.1593 =US$1 and YTL1.7059 =EUR1.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2006						
	Foreign currency						
	US$	**EUR**	**GBP**	**Other**	**Total**	**YTL**	**Total**
Cash and due from banks	2,123,929	1,855,306	326,868	24,795	4,330,898	354,268	4,685,166
Trading and investment securities	8,519,277	1,469,389	-	-	9,988,666	11,139,363	21,128,029
Derivative financial instruments	31,939	25,185	11,781	-	68,905	26,918	95,823
Reserve requirements with the Central Bank of Turkey	-	1,521,198	-	-	1,521,198	1,171,579	2,692,777
Loans and advances to customers	6,780,456	4,520,029	58,121	15,603	11,374,209	19,232,276	30,606,485
Property and equipment	3,025	2,517	-	655	6,197	714,450	720,647
Intangible assets	-	140	-	-	140	24,864	25,004
Other assets and prepayments	11,992	37,636	2,915	1,065	53,608	117,322	170,930
Total assets	**17,470,618**	**9,431,400**	**399,685**	**42,118**	**27,343,821**	**32,781,040**	**60,124,861**
Customer deposits	9,152,297	7,019,646	747,287	160,998	17,080,228	24,116,721	41,196,949
Derivative financial instruments	29,540	15,644	3,245	-	48,429	16,756	65,185
Interbank money market deposits, funds borrowed and debt securities in issue	8,147,907	1,597,135	29,208	5,902	9,780,152	199,706	9,979,858
Income taxes payable	-	3,399	1,244	-	4,643	96,202	100,845
Deferred income tax liabilities	121	1,879	427	-	2,427	789	3,216
Other liabilities and accrued expenses	125,235	82,418	7,731	2,697	218,081	1,300,017	1,518,098
Reserve for employment termination benefits	-	-	-	-	-	37,503	37,503
Equity and minority interest	-	-	-	-	-	7,223,207	7,223,207
Total liabilities and equity	**17,455,100**	**8,720,121**	**789,142**	**169,597**	**27,133,960**	**32,990,901**	**60,124,861**
Net balance sheet position	**15,518**	**711,279**	**(389,457)**	**(127,479)**	**209,861**	**(209,861)**	**-**
Off-balance sheet derivative instruments net notional position	**(933)**	**(635,022)**	**485,214**	**131,710**	**(19,031)**	**17,174**	**(1,857)**

YTL9,877 of net forward currency, swap currency and interest rate swap purchase transactions outstanding at 31 December 2006 have been made with related parties (Note 28).

At 31 December 2006, assets and liabilities denominated in foreign currency were translated into New Turkish lira using a foreign exchange rate of YTL1.4150 =US$1 and YTL1.8638 =EUR1.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(e) Interest rate risk

The Group is exposed to interest rate risk either through market value fluctuations of balance sheet items, i.e. price risk, or the impact of rate changes on interest-sensitive assets and liabilities. Interest rate risk is the key component of the Group's asset and liability management. Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. Special emphasis is given to providing a balance between the duration of assets and liabilities. Duration, gap and sensitivity analysis are the main methods used to manage the risks.

The tables below summarise the Group's exposure to interest rate risks at 31 December. Included in the tables are the Group's assets and liabilities in carrying amounts classified in terms of periods remaining to contractual repricing dates.

	2007					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	873,666	734	-	-	1,793,500	2,667,900
Trading and investment securities	8,439,833	11,401,876	4,474,211	1,467,843	35,516	25,819,279
Derivative financial instruments	34,227	24,297	22,758	-	-	81,282
Reserve requirements with the Central Bank of Turkey	1,667,268	-	-	-	-	1,667,268
Loans and advances to customers	20,439,264	12,673,798	6,427,107	697,830	-	40,237,999
Property and equipment	-	-	-	-	730,513	730,513
Intangible assets	-	-	-	-	31,971	31,971
Deferred income tax assets	-	-	-	-	36,839	36,839
Other assets and pre-payments	105,431	-	-	-	449,908	555,339
Total assets	**31,559,689**	**24,100,705**	**10,924,076**	**2,165,673**	**3,078,247**	**71,828,390**
Customer deposits	38,551,154	2,354,634	216,163	109,736	7,186,613	48,418,300
Derivative financial instruments	53,422	50,530	1,639	-	-	105,591
Interbank money market deposits, funds borrowed and debt securities in issue	8,022,992	1,366,840	255,312	-	-	9,645,144
Income taxes payable	-	-	-	-	407,144	407,144
Other liabilities and accrued expenses	44,128	70,295	69,555	17,409	2,321,248	2,522,635
Reserve for employment termination benefits	-	-	-	-	38,401	38,401
Total liabilities	**46,671,696**	**3,842,299**	**542,669**	**127,145**	**9,953,406**	**61,137,215**
Net repricing period gap	**(15,112,007)**	**20,258,406**	**10,381,407**	**2,038,528**	**(6,875,159)**	**10,691,175**
Off-balance sheet derivative instruments net notional position	**2,141,393**	**1,785,188**	**(3,757,529)**	**(153,281)**	**-**	**15,771**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2006					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	2,563,755	32	-	-	2,121,379	4,685,166
Trading and investment securities	7,905,321	9,492,578	3,271,620	386,839	71,671	21,128,029
Derivative financial instruments	62,649	32,206	968	-	-	95,823
Reserve requirements with the Central Bank of Turkey	2,692,777	-	-	-	-	2,692,777
Loans and advances to customers	16,897,430	8,844,890	4,291,745	572,420	-	30,606,485
Property and equipment	-	-	-	-	720,647	720,647
Intangible assets	-	-	-	-	25,004	25,004
Other assets and pre-payments	28,732	-	-	-	142,198	170,930
Total assets	**30,150,664**	**18,369,706**	**7,564,333**	**959,259**	**3,080,899**	**60,124,861**
Customer deposits	32,751,626	1,983,517	259,940	-	6,201,866	41,196,949
Derivative financial instruments	41,162	22,849	1,174	-	-	65,185
Interbank money market deposits, funds borrowed and debt securities in issue	8,494,490	1,406,686	78,682	-	-	9,979,858
Income taxes payable	-	-	-	-	100,845	100,845
Deferred income tax liabilities	-	-	-	-	3,216	3,216
Other liabilities and accrued expenses	14,905	36,659	53,188	-	1,413,346	1,518,098
Reserve for employment termination benefits	-	-	-	-	37,503	37,503
Total liabilities	**41,302,183**	**3,449,711**	**392,984**	**-**	**7,756,776**	**52,901,654**
Net repricing period gap	**(11,151,519)**	**14,919,995**	**7,171,349**	**959,259**	**(4,675,877)**	**7,223,207**
Off-balance sheet derivative instruments net notional position	**2,156,678**	**(229,910)**	**(1,928,625)**	**-**	**-**	**(1,857)**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The tables below summarise the range for effective average interest rates by major currencies for monetary financial instruments at 31 December:

	2007		
	US$(%)	EUR(%)	YTL(%)
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	4.13	3.55	17.50
-Time deposits in domestic banks	-	-	17.28
-Interbank money market placements	-	-	18.00
Reserve requirements with the Central Bank of Turkey	1.95	1.80	11.81
Trading securities - debt securities	6.94	6.43	17.43
Loans and advances to customers	6.49	5.90	21.13
Investment securities	5.66	6.26	18.81
Liabilities			
Customer deposits	3.86	3.40	14.97
Funds borrowed	5.79	4.94	15.56
Debt securities in issue	6.18	-	-

	2006		
	US$(%)	EUR(%)	YTL(%)
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	5.26	3.39	-
-Time deposits in domestic banks	5.04	-	18.45
-Interbank money market placements	-	-	17.90
Reserve requirements with the Central Bank of Turkey	2.52	1.73	13.12
Trading securities - debt securities	6.93	5.35	17.85
Loans and advances to customers	7.10	5.06	22.23
Investment securities	7.31	4.94	18.20
Liabilities			
Customer deposits	4.37	2.69	16.21
Funds borrowed	5.82	4.11	15.65
Debt securities in issue	6.50	-	-

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(f) Liquidity risk

The Group is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits and guarantees. A major objective of the Group's asset and liability management is to ensure that sufficient liquidity is available to meet the Group's commitments to customers and to satisfy the Group's own liquidity needs. The Group does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. The ability to fund the existing and prospective debt requirements is managed by maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit lines and the ability to close out market positions. It is unusual for banks ever to be completely matched since business transacted is often of uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the Group and its exposure to changes in interest rates and exchange rates. The SRC sets limits on the maturity mismatch of assets and liabilities and these limits are changed as necessary.

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity dates.

	2007					
	Demand and up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	2,667,166	734	-	-	-	2,667,900
Trading and investment securities	143,041	12,046,947	9,227,462	4,366,313	35,516	25,819,279
Derivative financial instruments	31,837	12,527	33,880	3,038	-	81,282
Reserve requirements with the Central Bank of Turkey	1,667,268	-	-	-	-	1,667,268
Loans and advances to customers	15,372,395	10,663,161	11,669,191	2,533,252	-	40,237,999
Property and equipment	-	-	-	-	730,513	730,513
Intangible assets	-	-	-	-	31,971	31,971
Deferred income tax assets	-	-	36,839	-	-	36,839
Other assets and pre-payments	466,900	8,291	-	-	80,148	555,339
Total assets	**20,348,607**	**22,731,660**	**20,967,372**	**6,902,603**	**878,148**	**71,828,390**
Customer deposits	45,667,551	2,179,854	398,258	172,637	-	48,418,300
Derivative financial instruments	21,460	7,405	71,405	5,321	-	105,591
Interbank money market deposits funds borrowed and debt securities in issue	1,632,892	4,199,919	2,755,417	1,056,916	-	9,645,144
Income taxes payable	-	407,144	-	-	-	407,144
Other liabilities and accrued expenses	2,168,667	242,308	94,251	17,409	-	2,522,635
Reserve for employment termination benefits	-	-	38,401	-	-	38,401
Total liabilities	**49,490,570**	**7,036,630**	**3,357,732**	**1,252,283**	**-**	**61,137,215**
Net liquidity gap	**(29,141,963)**	**15,695,030**	**17,609,640**	**5,650,320**	**878,148**	**10,691,175**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The most important funding resources of the Bank are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank. The major part of mandatory cash balances with the Central Bank of Turkey are included within the "up to three months" column as the majority of liabilities to which these balances relate are also included in this category.

	2006					
	Demand and up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	4,685,134	32	-	-	-	4,685,166
Trading and investment securities	2,066,768	6,170,378	12,743,641	75,571	71,671	21,128,029
Derivative financial instruments	56,717	29,578	9,528	-	-	95,823
Reserve requirements with the Central Bank of Turkey	2,692,777	-	-	-	-	2,692,777
Loans and advances to customers	13,105,732	7,723,680	7,935,290	1,841,783	-	30,606,485
Property and equipment	-	-	-	-	720,647	720,647
Intangible assets	-	-	-	-	25,004	25,004
Other assets and pre-payments	167,651	-	-	-	3,279	170,930
Total assets	**22,774,779**	**13,923,668**	**20,688,459**	**1,917,354**	**820,601**	**60,124,861**
Customer deposits	38,877,070	1,942,761	377,118	-	-	41,196,949
Derivative financial instruments	30,944	27,562	6,679	-	-	65,185
Interbank money market deposits funds borrowed and debt securities in issue	759,273	2,894,970	4,755,673	1,569,942	-	9,979,858
Income taxes payable	-	100,845	-	-	-	100,845
Deferred income tax liabilities	-	-	3,216	-	-	3,216
Other liabilities and accrued expenses	1,377,581	73,927	65,129	1,461	-	1,518,098
Reserve for employment termination benefits	-	-	37,503	-	-	37,503
Total liabilities	**41,044,868**	**5,040,065**	**5,245,318**	**1,571,403**	**-**	**52,901,654**
Net liquidity gap	**(18,270,089)**	**8,883,603**	**15,443,141**	**345,951**	**820,601**	**7,223,207**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Undiscounted cash flows of the liabilities of the Group is as follows:

	2007				
Liabilities	**Up to 1 month**	**1-3 Months**	**3-12 Months**	**1-5 Years**	**5 Years and over**
Customer deposits	33,361,327	8,856,937	2,190,439	216,257	41,380
Funds borrowed and debt securities in issue	1,033,553	527,091	4,484,262	3,219,340	1,198,374
Interbank money market deposits	4,494,577	109,721	24,987	183,595	132,257
	38,889,457	**9,493,749**	**6,699,688**	**3,619,192**	**1,372,011**

	2006				
Liabilities	**Up to 1 month**	**1-3 Months**	**3-12 Months**	**1-5 Years**	**5 Years and over**
Customer deposits	27,898,306	6,122,842	1,955,750	186,126	-
Funds borrowed and debt securities in issue	464,271	344,038	3,233,720	5,606,580	1,680,019
Interbank money market deposits	4,966,879	41,351	87,120	191,574	-
	33,329,456	**6,508,231**	**5,276,590**	**5,984,280**	**1,680,019**

Undiscounted cash flows of derivative financial instruments of the Group is as follows:

	2007				
Derivatives held for trading:	**Up to 1 month**	**1-3 Months**	**3-12 Months**	**1-5 Years**	**5 Years and over**
Foreign exchange derivatives:	19,825	(26,093)	4,601	16,345	-
- Inflow	1,511,018	627,322	816,785	88,422	-
- Outflow	(1,491,193)	(653,415)	(812,184)	(72,077)	-
Interest rate derivatives:	23,691	74,716	(125,375)	(134,954)	(34,003)
- Inflow	120,119	199,574	566,983	2,608,563	112,373
- Outflow	(96,428)	(124,858)	(692,358)	(2,743,517)	(146,376)
Total inflow	**1,631,137**	**826,896**	**1,383,768**	**2,696,985**	**112,373**
Total outflow	**(1,587,621)**	**(778,273)**	**(1,504,542)**	**(2,815,594)**	**(146,376)**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2006				
Derivatives held for Trading:	**Up to 1 month**	**1-3 Months**	**3-12 Months**	**1-5 Years**	**5 Years and over**
Foreign exchange derivatives:	(35,139)	17,457	(178,260)	5	-
- Inflow	1,907,480	226,366	(29,107)	38,742	-
- Outflow	(1,942,619)	(208,909)	(149,153)	(38,737)	-
Interest rate derivatives:	(1,676)	(1,137)	8,612	44,446	22
- Inflow	86,127	56,077	493,076	2,089,363	9,999
- Outflow	(87,803)	(57,214)	(484,464)	(2,044,917)	(9,977)
Total inflow	**1,993,607**	**282,443**	**463,969**	**2,128,105**	**9,999**
Total outflow	**(2,030,422)**	**(266,123)**	**(633,617)**	**(2,083,654)**	**(9,977)**

(g) Operational risk

The "Basic indicator method" is used in the operational risk calculation of the Group. The amount subject to the operational risk is calculated through the use of the gross income of the Group in 2006, 2005, and 2004 in accordance to the "Calculation of the Operational Risk" applicable from 1 June 2007, which is the 4th part of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio" published in the Official Gazette No.26333 dated 1 November 2006. Not all of the YTL6,884,540 used in the calculation of operational risk in the scope of "Capital adequacy standard ratio", but only the YTL550,763, corresponding to the 8%, represents the operational risk to be exposed to. YTL550,763 also represents the minimum capital amount required to remove the related risk.

(h) Fair value of financial instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange.

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's consolidated balance sheets at their fair values at 31 December:

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2007		2006	
	Carrying value	Fair value	Carrying value	Fair value
Financial assets				
Cash and due from banks	2,667,900	2,667,900	4,685,166	4,685,166
Loans and advances to customers	40,237,999	40,640,463	30,606,485	30,341,995
Investment securities	21,005,428	21,005,428	14,519,568	14,519,568
Financial liabilities				
Customer deposits	48,418,300	48,145,497	41,196,949	41,194,564
Interbank money market deposits, funds borrowed and debt securities in issue	9,645,144	9,645,144	9,979,858	9,979,858

The following methods and assumptions were used to estimate the fair value of the Group's financial instruments:

(i) Financial assets

The fair values of certain financial assets carried at cost, including cash and balances with the Central Bank of Turkey, due from other banks and other financial assets are considered to approximate their respective carrying values due to their short-term nature.

Loans and advances to customers are net of provisions for impairment. The estimated fair value of loans and advances to customers represents the discounted amount of future cash flows expected to be received. Expected cash flows are discounted at current market rates to determine fair value.

The fair value of investment securities has been estimated based on market prices at balance sheet dates.

(ii) Financial liabilities

The estimated fair value of deposits with no stated maturity, which includes non-interest bearing deposits, is the amount of repayable on demand.

The estimated fair value of interest-bearing deposits is based on discounted cash flows using interest rates for new debts with similar remaining maturity.

Financial liabilities including due to other banks, debt securities in issue and funds borrowed are recognised initially at cost net of transaction costs. Subsequently, financial liabilities are stated at amortised cost including transaction costs and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the financial liability using the effective yield method.

The fair values of due to other banks, debt securities in issue and funds borrowed are considered to approximate their respective carrying values.

(iii) Derivative financial instruments

The fair values of forward foreign exchange contracts, currency/interest rate swaps and foreign exchange option contracts have been estimated based on quoted market rates prevailing at the balance sheet date (Notes 8 and 28).

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(i) Capital management

Banks in Turkey are required to comply with capital adequacy guidelines promulgated by the BRSA, which are based upon the standards established by the Bank of International Settlements ("BIS"). These guidelines require banks to maintain adequate levels of regulatory capital against risk-bearing assets and off-balance sheet exposures.

A bank's capital adequacy ratio is calculated by taking the aggregate of its Tier I capital (which comprises paid-in capital, reserves, retained earnings and profit for the current periods minus period loss (if any)) its Tier II capital (which comprises general loan and free reserves, revaluation funds and subordinated loans obtained) and its Tier III capital (which comprises certain qualified subordinated loans) minus deductions (which comprises participations to financial institutions, special and preliminary and pre-paid expenses, negative differences between fair and book values of subsidiaries, subordinated loans extended, goodwill and capitalized costs), and dividing this aggregate by risk weighted assets, which reflect both credit risk, market risk and operational risk. In accordance with these guidelines, banks must maintain a total capital adequacy ratio of a minimum of 8%.

The Bank and its individually regulated operations have complied with externally imposed capital requirements throughout the period.

The Bank's and its affiliates regulatory capital position on a consolidated basis at 31 December 2007 and
31 December 2006 were as follows:

	31 December 2007	31 December2006
Tier I capital	10,451,445	7,313,594
Tier II capital	360,630	135,324
Deductions	(145,320)	(75,608)
Total regulatory capital	10,666,755	7,373,310
Risk-weighted assets (including market and operational risk) (*)	59,193,315	36,691,087
Capital adequacy ratio (%)	**18.02%**	**20.10%**

(*) Operational risk amounting to YTL6,884,540 thousand is included starting from 1 June 2007.

(j) Fiduciary activities

The Group provides custody services to third parties which involve the Group in the making of allocation, purchase and sale decisions. Assets held in a fiduciary capacity are not included in these financial statements. At 31 December 2007, the Group has custody accounts amounting to YTL19,877,702 in nominal value (2006: YTL18,816,719).

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Impairment losses on loans and advances

The Group reviews its loan portfolios to assess impairment on a continuous basis. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows.

(b) Fair value of derivatives

The fair values of financial instruments that are not quoted in active markets are determined using valuation techniques. Where valuation techniques are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them.

(c) Impairment of available for-sale equity investments

The Group determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgment. In making this judgment, the Group evaluates among other factors, the normal volatility in share price. In addition, impairment may be appropriate when there is evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

(d) Held-to-maturity investments

The Group follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgment. In making this judgment, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than for the specific circumstances - for example, selling an insignificant amount close to maturity - it will be required to reclassify the entire class as available-for-sale. The investments would therefore be measured at fair value not amortised cost.

(e) Pension Obligation

The Group determines the present value of funded benefit obligations transferrable to SSI in accordance with New Law by using several critical actuarial assumptions, including the discount rate, mortality rate, and medical costs as disclosed in Note 20. This approach recognises the obligations of the Group to make payments to SSI in respect of the benefits which will be transferred to SSI rather than an obligation to make benefit payments to individuals.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES (Continued)

(f) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant estimates are required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

NOTE 5 - SEGMENT ANALYSIS

The Group operates in five main business segments including retail banking, corporate and commercial banking, treasury activities, private banking and international banking.

(i) Retail banking - The Group offers a variety of retail services such as deposit accounts, consumer loans, credit cards, insurance products and wealth management services. The Group's line of retail banking products and services also includes bank cards, investment funds trading, automatic payment services, foreign currency trading, safe deposit box rentals, cheques, money transfers, investment banking, telephone and internet banking.

(ii) Corporate banking - Corporate and commercial banking serves financial solutions and banking services to large scale corporate and commercial customers. Among the products and services offered to corporate and commercial customers are New Turkish Lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, the Group provides timely and permanent solutions for corporate customers' working capital management, delivering cash management services tailored based on customers' requests that include collection and payment services and liquidity and information management. Project finance loans are provided within the context of investment banking activities.

(iii) Private banking - Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

(iv) Treasury activities - Treasury activities are performed by the Treasury Unit. The Treasury Unit consists of Turkish Lira Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Private Products Group. The Turkish Lira Group and Foreign Exchange Fund Group trade in Turkish Lira and foreign currency instruments on a spot and forward basis, and in treasury bills, bonds and other domestic securities together with foreign securities with AAA rating. The Marketing Group carries out marketing activities of treasury products and derivative financial products for customers.

(v) International banking - International Banking activities are managed by the International Banking Unit. The Group provides services for foreign trade financing, foreign currency and New Turkish Lira clearances, and money transfers through agent financial institutions. The international banking unit serves in fundamental areas such as providing long-term funding opportunities, creating funding facility at lower prices that fully reflect country risk, diversifying funding resources and creating a base of international investors for that purpose.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 5 - SEGMENT ANALYSIS (Continued)

(vi) Other - Other activities include leasing services provided by Ak Finansal Kiralama A.Ş. which is the consolidated subsidiary of the Bank.

Segment information at 31 December is as follows:

	2007						
	Retail banking	**Corporate banking**	**Private banking**	**Treasury activities**	**International banking**	**Other**	**Total**
Segment information regarding the balance sheet:							
Segment assets	18,184,736	22,652,049	85,348	27,437,957	333,404	666,822	69,360,316
Equity securities							29,628
Unallocated assets							2,438,446
Total assets							**71,828,390**
Segment liabilities	33,221,902	7,338,767	2,603,875	7,586,358	7,146,669	292,671	58,190,242
Unallocated liabilities							2,946,973
Equity							10,691,175
Total liabilities and equity							**71,828,390**
Segment information regarding the income statement:							
Segment revenue	3,460,632	742,370	288,171	25,006	46,447	45,116	4,607,742
Segment result	1,456,556	491,760	161,709	20,750	38,610	24,597	2,193,982
Dividend income							11,496
Total profit from operations before tax and minority interest							2,205,478
Income taxes							(464,467)
Gain on tax case							270,001
Minority interest							231
Profit for the year							**2,011,243**
Other segment items:							
Capital expenditure	90,397	4,379	-	-	-	-	94,776
Depreciation and amortisation	96,033	9,065	724	855	285	-	106,962
Other non-cash expenses	611,479	147,119	(31,841)	(135)	2	-	726,624

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 5 - SEGMENT ANALYSIS (Continued)

	2006						
	Retail banking	Corporate banking	Private banking	Treasury activities	International banking	Other	Total
Segment information regarding the balance sheet:							
Segment assets	14,300,880	17,946,209	142,874	24,059,328	385,930	495,169	57,330,390
Equity securities							23,906
Unallocated assets							2,770,565
Total assets							**60,124,861**
Segment liabilities	28,287,718	4,836,493	2,631,107	7,514,453	7,739,483	246,335	51,255,589
Unallocated liabilities							1,646,065
Equity							7,223,207
Total liabilities and equity							**60,124,861**
Segment information regarding the income statement:							
Segment revenue	2,626,628	587,016	21,725	420,956	192,222	32,948	3,881,495
Segment result	857,069	468,762	5,723	408,827	183,373	20,774	1,944,528
Dividend income							9,171
Income before income taxes							1,953,699
Income taxes							(374,797)
Minority interest							(4,396)
Profit for the year							**1,574,506**
Other segment items:							
Capital expenditure	83,814	4,350	-	-	-	-	88,164
Depreciation and amortisation	96,234	9,588	841	2,616	285	804	110,368
Other non-cash expenses	520,793	35,764	108	(16,612)	-	-	540,053

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 6 - CASH AND DUE FROM BANKS

	2007	2006
Cash funds:		
Cash on hand	515,620	531,947
Cash in transit	-	545
Purchased cheques	161	211
	515,781	**532,703**
Current accounts and demand deposits:		
Central Bank of Turkey	579,407	1,331,889
Foreign banks	690,331	237,101
Domestic banks	7,984	19,686
	1,277,722	**1,588,676**
Time deposits:		
Foreign banks	866,645	2,441,344
Domestic banks	5,205	122,434
	871,850	**2,563,778**
Interbank money market placements	**2,547**	**9**
Total cash and due from banks	**2,667,900**	**4,685,166**

At 31 December 2007, time deposits with domestic banks include securities obtained through agreements to resell (reverse repos) in the amount of YTL2,547 (2006: YTL9).

At 31 December 2007, assets pledged as off-shore cash reserve and payment accounts in connection with the issue of floating-rate notes in the amount of US$2,576 million (2006: US$2,811 million) (Note 17) and demand and time deposits in foreign banks amount to YTL156,172 (2006: YTL100,088).

Cash and cash equivalents included in the statements of cash flows for the year ended 31 December are as follows:

	2007	2006
Cash and due from banks excluding accrued interest	2,657,794	4,678,993
Trading and investment securities with original maturities of less than three months excluding accrued interest	13,615	7,643
	2,671,409	**4,686,636**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 7 - TRADING SECURITIES

The breakdown of trading securities is as follows:

	2007	2006
Government bonds denominated in foreign currency	4,551,710	6,415,387
Eurobonds	210,288	108,973
Government bonds	42,375	33,009
Share certificates	4,637	47,273
Treasury bills	3,590	3,327
Other	1,251	492
	4,813,851	**6,608,461**

There is no security pledged under repurchase agreements with financial institutions (2006: YTL393).

Trading securities amounting to YTL829,475 (2006: YTL957,320) have been pledged as collateral with financial institutions.

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENTS

The Group utilises the following derivative instruments:

"Currency forwards" represent commitments to purchase or to sell foreign and domestic currency, including undelivered spot transactions. "Foreign currency futures" are contractual obligations to receive or pay a net amount based on changes in currency rates or to buy or sell foreign currency at a future date at a specified price established in an organised financial market. Since future contracts are collateralised by cash or marketable securities and changes in the future contract value are settled daily with the exchange rate, the credit risk is negligible.

"Currency options" are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency at a predetermined price. The seller receives a premium from the purchaser in consideration for the assumption of foreign exchange or interest rate risk. Options may be either exchange-traded or negotiated between the Group and a customer (OTC). The Group is exposed to credit risk on purchased options only, and only to the extent of their carrying amount, which is their fair value.

"Currency and interest rate swaps" are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies or interest rates. The Group's "credit risks" represent the potential cost of replacing the swap contracts if counterparties fail to perform their obligation. This risk is monitored on an ongoing basis with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Group assesses counterparties using the same techniques as for its lending activities.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in foreign exchange rates and interest rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time. The fair values of derivative instruments held at 31 December are set out in the following table.

	2007 Fair values		2006 Fair values	
	Assets	Liabilities	Assets	Liabilities
Derivatives held for trading:				
Currency and interest rate swap purchases and sales	46,128	(92,177)	52,012	(44,125)
Forward currency purchases and sales	10,498	(5,637)	34,776	(21,060)
Currency and interest rate futures purchases and sales	20,243	(2,996)	9,035	-
Currency options purchases and sales	4,413	(4,781)	-	-
Total derivative assets/(liabilities) held for trading	**81,282**	**(105,591)**	**95,823**	**(65,185)**

As also explained in Note 2 (e), certain derivative transactions, while providing effective economic hedges under the Group's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39, and are therefore treated as derivatives held for trading.

The notional amounts of derivative transactions are explained in detail in Note 28.

NOTE 9 - RESERVE REQUIREMENTS WITH THE CENTRAL BANK OF TURKEY

The reserve requirements are promulgated by communiqués issued by the Central Bank of Turkey ("the Central Bank").

The amounts of the reserve requirements are computed on the basis of the liabilities identified and at the rates prescribed in the related regulations. The Group is in conformity with the following reserve requirements at 31 December 2007 and 31 December 2006.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 9 - RESERVE REQUIREMENTS WITH THE CENTRAL BANK OF TURKEY (Continued)

	Reserve requirement rate
New Turkish lira liabilities	6%
Foreign currency liabilities	11%

The reserve requirements are to be maintained as cash in special New Turkish lira accounts for new Turkish lira liabilities and in special US$ and EUR accounts for respective foreign currency liabilities with the Central Bank. Both the new Turkish lira and foreign currency reserves maintained with the Central Bank earn interest on a quarterly basis at rates determined by the Central Bank.

In addition, as from 15 November 2007, the Bank's Malta Branch is required to maintain reserve deposits with the Central Bank of Malta in terms of Directive 1 of Malta Act. The Bank's Malta Branch holds reserve requirement amounting to YTL386,060 as of 31 December 2007.

NOTE 10 - LOANS AND ADVANCES TO CUSTOMERS

The industrial distribution of the loan portfolio of the Bank is as the following:

	2007	2006
Consumer loans and credit cards	12,651,673	9,322,481
Retailers	3,451,238	2,722,724
Financial institutions	3,059,597	2,358,548
Project finance loans	2,434,204	1,081,944
Wholesaling	2,231,848	2,174,662
Construction	2,145,579	986,464
Steel and mining	1,561,774	1,137,980
Food and beverage	1,297,624	903,715
Chemicals	1,243,922	1,006,892
Agriculture and forestry	760,626	519,469
Automotive	678,571	541,547
Finance lease receivables	644,166	488,590
Textile	618,576	716,311
Electronics	581,826	223,105
Health care and social services	449,819	600,554
Telecommunication	358,544	475,458
Tourism	196,671	335,144
Other manufacturing industries	1,993,087	1,762,491
Other	4,166,949	3,443,161
Performing loans	40,526,294	30,801,240
Non-performing loans	1,022,943	600,968
Total loans and advances to customers	41,549,237	31,402,208
Provision for impairment	(1,311,238)	(795,723)
Net loans and advances to customers	**40,237,999**	**30,606,485**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 10 - LOANS AND ADVANCES TO CUSTOMERS (Continued)

Project finance loans represent long-term loans extended in relation to the infrastructural constructions.

The loans and advances to customers include finance lease receivables, as shown below:

	2007	2006
Gross investment in finance leases	778,066	584,163
Less: Unearned finance income	(118,585)	(90,409)
Total investment in finance leases	659,481	493,754
Provision for impairment	(16,445)	(6,541)
Net investment in finance leases	**643,036**	**487,213**

Gross lease rentals receivable and the net investment in direct financing leases have the following collection schedules:

	2007		2006	
	Gross investment in finance leases	**Total investment in finance leases**	**Gross investment in finance leases**	**Total investment in finance leases**
Period ending				
2007	-	-	267,389	215,600
2008	397,816	327,626	185,192	159,425
2009	196,388	168,083	91,377	81,734
2010	115,321	102,630	34,183	31,289
2011	41,514	36,883	5,714	5,410
2012	14,282	12,908	308	296
2013	12,745	11,351	-	-
	778,066	**659,481**	**584,163**	**493,754**

The Group has provided an allowance for non-performing loans which amount to YTL1,017,613 (2006: YTL602,345) comprising 2.45% (2006: 1.92%) of the total loans outstanding at 31 December 2007 and for other components of the loan portfolio which is considered as adequate to cover the inherent risk of loss present in the lending relationship. Total amount of loan loss provision provided by the Group, which amounts to YTL1,311,238, is calculated in line with IAS 39 and represents the total amount of provision calculated for impaired and non-impaired portfolios separately.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 10 - LOANS AND ADVANCES TO CUSTOMERS (Continued)

Movements in the provision for loan losses by class are as follows:

	2007				
	Commercial	**Consumer**	**Credit cards**	**Leasing receivables**	**Total**
1 January 2007	359,167	106,796	323,219	6,541	795,723
Additions	465,795	197,587	265,593	11,661	940,636
Collections	(116,721)	(63,993)	(173,319)	(1,438)	(355,471)
Write-offs	(20,658)	(7,174)	(41,499)	(319)	(69,650)
	687,583	**233,216**	**373,994**	**16,445**	**1,311,238**

	2006				
	Commercial	**Consumer**	**Credit cards**	**Leasing receivables**	**Total**
1 January 2006	179,036	106,078	249,681	4,331	539,126
Additions	254,745	45,028	224,975	2,598	527,346
Collections	(69,522)	(42,342)	(109,603)	(388)	(221,855)
Write-offs	(5,092)	(1,968)	(41,834)	-	(48,894)
	359,167	**106,796**	**323,219**	**6,541**	**795,723**

Loans and advances to related parties are as follows:

	2007	**2006**
Loans and advances to related parties	1,011,482	818,646
Less: Cash collateral obtained	(75,972)	(85,184)
Net loans and advances to related parties	**935,510**	**733,462**

Loans and advances to related parties were negotiated on the same basis as loans to unrelated customers.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 10 - LOANS AND ADVANCES TO CUSTOMERS (Continued)

The breakdown of the net related party loans and advances granted to the Sabancı Group companies with foreign partnerships, and those companies whose shares are publicly traded on the Istanbul Stock Exchange ("listed companies") are as follows:

	2007		2006	
	Amount	**%**	**Amount**	**%**
Provided to Sabancı Group companies with foreign partnerships and listed companies	528,090	56	418,073	57
Provided to other related parties	407,420	44	315,389	43
Net related party loans and advances	**935,510**	**100**	**733,462**	**100**

As at 31 December 2007, total interest income earned from related parties is YTL86,230 (2006: YTL113,806).

Loans and advances to the public sector and private sector are as follows:

	2007	**2006**
Public sector (including State Economic Enterprises)	1,778,918	1,236,480
Private sector	39,770,319	30,165,728
Total loans and advances to customers	**41,549,237**	**31,402,208**

NOTE 11 - INVESTMENT SECURITIES

(a) Securities available-for-sale:

	2007	**2006**
Debt securities		
- Government bonds	16,758,470	11,031,515
- Government bonds denominated in foreign currency	2,378,327	2,730,103
- Eurobonds	1,752,983	682,206
- Treasury bills	-	-
- Other bonds	86,020	51,838
Equity securities		
- Listed	19,170	14,633
- Unlisted	10,458	9,273
Total securities available-for-sale	**21,005,428**	**14,519,568**

As explained in Note 2 (f) unrealised gain and losses arising from changes in the fair value of securities classified as "available-for-sale" are recognised as "other reserves" in the equity unless there is a permanent decline in the fair values of such assets which are charged to the income statement.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 11 - INVESTMENT SECURITIES (Continued)

The breakdown of available-for-sale equity securities at 31 December is as follows:

	Share (%)		Carrying amount		
Listed:	**2007**	**2006**	**2007**	**2006**	**Business**
Ak Yatırım Ortaklığı A.Ş.	64.94	45.60	19,170	14,633	Investment trust
			19,170	**14,633**	
Unlisted:					
Ak Portföy Yönetimi A.Ş.	99.99	99.99	3,592	3,592	Portfolio management
Ak Global Funding B.V.	100.00	100.00	34	34	Finance
Finsbury Pavement Ltd (previously Sabancı Bank plc)			2	-	Finance
Others			6,830	5,647	
			10,458	**9,273**	

Ak Portföy Yönetimi A.Ş., Ak Yatırım Ortaklığı A.Ş., Ak Global Funding B.V. and Finsbury Pavement Ltd have not been consolidated due to immateriality. As explained in the Note 2 (c), Finsbury Pavement Ltd is in the process of liquidation.

The movement of available-for-sale securities is as follows:

	2007	**2006**
Balance at 1 January	**14,519,568**	**15,649,801**
Effect of acquisitions and disposals	-	(113,176)
Additions	12,789,995	8,555,773
Disposals	(227,223)	(2,990,166)
Change in fair value	776,951	(753,832)
Redemptions	(6,852,042)	(5,828,832)
Exchange differences	(1,821)	-
Balance at 31 December	**21,005,428**	**14,519,568**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 11 - INVESTMENT SECURITIES (Continued)

(b) Securities held-to-maturity

The Group has no held-to-maturity investments as at 31 December 2007.

The investment securities amounting to YTL870,230 have been pledged as collateral with various institutions at 31 December 2007 (2006: YTL485,658) and securities amounting to YTL4,712,504 (2006: YTL5,415,093) are pledged under repurchase agreements.

The movement of held-to-maturity securities is as follows:

	2007	2006
Balance at 1 January	-	**787,184**
Additions	-	47,254
Addition due to change in amortised cost	-	5,826
Redemptions	-	(835,337)
Exchange differences	-	(4,927)
Balance at 31 December	**-**	**-**

NOTE 12 - INVESTMENTS IN ASSOCIATES

The Group has no investments in associated companies as at 31 December 2007 and 31 December 2006.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 13 - PROPERTY AND EQUIPMENT

	Land and buildings	Equipment and vehicles	Constructions in progress	Leasehold improvements	Total
At 31 December 2006					
Cost	688,242	613,263	7,372	41,047	1,349,924
Accumulated depreciation	(176,123)	(424,705)	(2,965)	(25,484)	(629,277)
Net book amount	**512,119**	**188,558**	**4,407**	**15,563**	**720,647**
Opening net book amount	512,119	188,558	4,407	15,563	720,647
Additions	43,905	64,856	11,314	2,939	123,014
Disposals	(256)	(2,241)	(12,866)	-	(15,363)
Depreciation charge (Note 26)	(13,000)	(81,958)	-	(2,827)	(97,785)
Closing net book amount	**542,768**	**169,215**	**2,855**	**15,675**	**730,513**
At 31 December 2007					
Cost	731,891	675,878	5,820	43,986	1,457,575
Accumulated depreciation	(189,123)	(506,663)	(2,965)	(28,311)	(727,062)
Net book amount	**542,768**	**169,215**	**2,855**	**15,675**	**730,513**

At 31 December 2007, total impairment on property and equipment amounts to YTL11,799 (2006: YTL11,799). The recoverable amount of these assets represents the net selling price, determined by market price reference.

	Land and buildings	Equipment and vehicles	Constructions in progress	Leasehold improvements	Total
At 31 December 2005					
Cost	641,257	516,674	7,257	30,975	1,196,163
Accumulated depreciation	(152,816)	(341,922)	-	(23,712)	(518,450)
Net book amount	**488,441**	**174,752**	**7,257**	**7,263**	**677,713**
Opening net book amount	488,441	174,752	7,257	7,263	677,713
Effect of disposal (Note 31)	(321)	(2,857)	-	(1,436)	(4,614)
Additions	46,985	96,589	115	10,072	153,761
Disposals	(9,359)	(2,233)	(2,965)	(48)	(14,605)
Depreciation charge (Note 26)	(13,627)	(77,693)	-	(288)	(91,608)
Exchange differences	-	-	-	-	-
Closing net book amount	**512,119**	**188,558**	**4,407**	**15,563**	**720,647**
At 31 December 2006					
Cost	688,242	613,263	7,372	41,047	1,349,924
Accumulated depreciation	(176,123)	(424,705)	(2,965)	(25,484)	(629,277)
Net book amount	**512,119**	**188,558**	**4,407**	**15,563**	**720,647**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 14 - INTANGIBLE ASSETS

	2007	2006
Cost	86,167	70,023
Accumulated depreciation	(54,196)	(45,019)
Net book amount	**31,971**	**25,004**

Movement of intangible assets is as follows:

	Cost	Accumulated amortisation
Opening balance at 1 January 2007	70,023	(45,019)
Disposals	(112)	-
Additions	16,256	-
Charge for the period (Note 26)	-	(9,177)
Closing balance at 31 December 2007	**86,167**	**(54,196)**
Opening balance at 1 January 2006	58,653	(36,305)
Effect of disposal (Note 31)	(1,539)	666
Additions	12,909	-
Charge for the year (Note 26)	-	(9,380)
Closing balance at 31 December 2006	**70,023**	**(45,019)**

NOTE 15 - OTHER ASSETS AND PRE-PAYMENTS

The principal components of other assets and pre-payments are as follows:

	2007	2006
Receivables from cheques in clearance	331,920	42,662
Pre-payments	74,601	22,513
Fund management fee accruals	10,270	8,967
Receivables from credit card payments	6,742	5,682
Other	131,806	91,106
	555,339	**170,930**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 16 - DEPOSITS FROM BANKS AND DUE TO CUSTOMERS

The breakdown of deposits according to type and maturity is as follows:

	2007			2006		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Saving deposits	3,307,696	26,768,405	30,076,101	3,081,480	23,157,594	26,239,074
Commercial deposits	2,773,483	6,566,505	9,339,988	2,326,058	4,095,521	6,421,579
Funds deposited under repurchase agreements	-	4,783,679	4,783,679	-	5,238,228	5,238,228
Bank deposits	153,252	1,786,712	1,939,964	105,899	1,643,454	1,749,353
Other	952,182	1,326,386	2,278,568	688,429	860,286	1,548,715
	7,186,613	**41,231,687**	**48,418,300**	**6,201,866**	**34,995,083**	**41,196,949**

At 31 December 2007, deposits of YTL5,100,378 (2006: YTL3,042,496) were from Sabancı Holding Group companies and other related parties. The total interest expense paid to related party deposits is YTL605,097 (2006: YTL349,919) for the year ended 31 December 2007.

NOTE 17 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE

	2007	2006
Interbank money market deposits in YTL	**154,023**	**41,064**
Domestic banks		
- YTL	159,085	158,642
- Foreign currency	262,494	126,863
Foreign institutions	6,071,888	5,675,671
Funds borrowed	**6,493,467**	**5,961,176**

Interbank money market deposits represent borrowings from the interbank money market regulated by the Central Bank of Turkey.

Funds borrowed from domestic banks mainly represent funds obtained from Turkish Eximbank to finance certain export loans given to customers, under prevailing regulations.

As of 31 December 2007, there are four outstanding syndicated loan facilities; the first is for US$500 million, with an interest rate of Libor+0.6% provided by 11 international banks acting as mandate lead arranger with West LB AG London Branch acting as agent, which matures on 22 December 2008; the second is for EUR 1 billion, with an interest rate of Euribor+0.25% provided by 32 international banks acting as mandate lead arranger with West LB AG London Branch acting as agent, which matures on 26 September 2008; the third is for EUR500 million, with an interest rate of Euribor+0.55% provided by 10 international banks acting as mandate lead arranger with UFJ Bank Limited acting as agent, which matures on 29 June 2009; and a fourth in the amount of $550 million, with an interest rate of Libor+0.43% provided by 16 international banks acting as mandate lead arranger with Bank of New York acting as agent, which matures on 18 December 2008.

NOTE 17 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE(Continued)

Debt securities in issue

In November 1999, the Group finalised a structured finance deal of US$400 million by securitising its foreign currency denominated present and future remittances (worker remittances, cash against goods, cash against documents, letters of credits, cheque remittances and other third party payment orders) for the issue of floating-rate notes amounting to US$400 million. The Group obtained further tranches related with the same deal in the amount of US$3,175 million between 2000 and December 2007 through the additional issue of floating-rate notes. Interest rates on the tranches vary between Libor+0.16% and Libor+1.1%. At 31 December 2007, the outstanding principal amount of the securitisation deal amounts to US$2,150 million after the repayment of US$1,425 million between 2000 and December 2007.

In December 2005, the Group finalised another structured finance deals with a total amount of US$500 million by securitising its foreign currency denominated present and future remittances (credit card receivables). The interest rates vary between Libor+0.16% and Libor+1.01%. As of 31 December 2007 the outstanding principal amount of the securitisation deal amount to US$426 million after the repayment US $48 million during the year 2007 and US $26 million during the year 2006.

The repayment schedule of the total floating-rate notes in issue is as follows:

	2007		2006	
	US$ (000)	YTL	US$ (000)	YTL
2007*	-	-	235,317	332,976
2008*	370,858	429,936	360,832	510,577
2009	372,399	431,722	372,399	526,945
2010	379,220	439,630	379,220	536,596
2011	383,769	444,903	383,769	543,033
2012	394,039	456,809	394,039	557,564
2013	390,463	452,664	390,463	552,506
2014	200,880	232,880	200,880	284,245
2015	47,059	54,555	47,059	66,588
2016	47,059	54,555	47,059	66,588
Total	**2,585,746**	**2,997,654**	**2,811,037**	**3,977,618**

(*) As of 31 December 2007, repayments in 2008 include accrued interest payables in the amount of US$10,025 thousand (31 December 2006: US$12,151 thousands) for US$ balances, and the YTL equivalent of the total amount as of 31 December 2007 is YTL11,621 (31 December 2006: YTL17,194) .

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 18 - TAXATION

	2007	2006
Income taxes currently payable	416,831	274,777
Prepaid taxes	(9,687)	(173,932)
Income taxes payable	**407,144**	**100,845**
Deferred income tax assets	98,951	62,910
Deferred income tax liabilities	(62,112)	(66,126)
Deferred income tax assets/(liabilities), net	**36,839**	**(3,216)**

(a) Income taxes currently payable

Turkish tax legislation does not permit a parent Bank and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in the consolidated financial statements, have been calculated on a separate-entity basis.

Through the enactment of Corporate Tax Law No.5520 ("New Corporate Tax Law") published in the Official Gazette No.26205 dated 21 June 2006, corporation tax is payable at the rate of 20% effective from 1 January 2006 on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey, or resident corporations are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%.

An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax. Corporations are required to pay advance corporation tax quarterly at the rate of 20% on their corporate income. Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set-off against other liabilities to the government.

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital in accordance with the New Corporate Tax Law.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Corporations file their tax returns within the 25th of the fourth month following the close of the financial year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 18 - TAXATION (Continued)

The reconciliation between the expected and the actual taxation charge is stated below:

	2007	2006
Profit before income taxes and minority interest	2,205,478	1,953,699
Theoretical tax charge at the applicable tax rate 20% (2006: 20%)	441,096	390,740
Tax effect of items which are not deductible or assessable for taxation purposes:		
Income exempt from taxation	(56,476)	(42,543)
Non-deductible expenses	79,847	26,600
Total tax charge for the year	**464,467**	**374,797**

(b) Deferred income taxes

Deferred income taxes are calculated on temporary differences that are expected to be realised or settled based on the taxable income under the liability method using enacted tax rates of 20% and 40% (31 December 2006: 20% and 40%).

The deferred tax asset and liability represents the tax effect of temporary differences arising due to the different treatment of certain items of income and expenses included in the financial statements compared to the local tax return, in accordance with the applicable tax law. The temporary differences giving rise to deferred income tax assets and deferred tax liabilities are as follows:

	Cumulative temporary differences		Deferred income tax assets/(liabilities)	
	2007	2006	2007	2006
Provision for loan losses	(293,625)	(193,378)	58,725	38,675
Other provisions	(41,200)	(37,540)	8,240	7,508
Employment termination benefits	(38,401)	(37,503)	7,679	7,500
Impairment on property and equipment	(15,475)	(19,630)	3,095	3,926
Remeasurement of financial derivatives at fair value	(57,603)	-	11,521	-
Other temporary differences	(48,457)	(26,461)	9,691	5,301
Deferred income tax assets			**98,951**	**62,910**
Reversal of country risk provision	99,360	107,298	(39,744)	(42,919)
Difference between carrying value and tax base of property and equipment	54,637	62,213	(10,927)	(12,443)
Valuation difference on trading and investment securities	4,052	10,271	(810)	(2,054)
Other temporary differences	53,156	43,551	(10,631)	(8,710)
Deferred income tax liabilities			**(62,112)**	**(66,126)**
Deferred income tax assets/(liabilities), net			**36,839**	**(3,216)**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 18 - TAXATION (Continued)

(c) Gain on tax case

The Bank has filed three lawsuits against the Ministry of Finance regarding the correction of corporate tax paid in 2001, 2002, and 2003 with reference to the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005. With the communication by Ministry of Finance of the decision that YTL270,001 can be offset against various tax debts of the Bank, it is recognized in the financial statements. The total amount of receivables of the Bank is YTL754.303 in accordance with the lawsuits filed by the Bank. The legal situation regarding these lawsuits is explained in Note 28-e.

NOTE 19 - OTHER LIABILITIES AND ACCRUED EXPENSES

As at 31 December 2007, principal components of the other liabilities are payable to point of sale acquiring merchants, payables on cheques in clearance, non-income related taxes and withholdings, unearned commission income and bonus liability to customers.

Payable to point of sale acquiring merchants includes amounts owed to merchants related with credit card transactions in which the transacted amount will be paid to the merchants on a term basis.

At 31 December 2007, payable to point of sale acquiring merchants of YTL115,617 were from Sabancı Holding Group companies and other related parties.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 20 - EMPLOYMENT BENEFIT OBLIGATIONS

	2007	2006
Balance sheet obligations for:		
- Post-employment benefits (pension and medical)	-	-
- Reserve for employment termination benefits	38,401	37,503
	38,401	**37,503**

There are no amounts recognized in the balance sheet for post-employment benefits since fair value of the Fund's plan assets compensate defined benefit obligations for the years ended 2007 and 2006.

Income statement charge for:		
- Post-employment benefits (pension and medical) (Note 26)	(76,275)	(61,734)
- Reserve for employment termination benefits (Note 26)	(11,605)	(13,095)
	(87,880)	**(74,829)**

The charge for the post-employment benefits represents the cash payments to the Fund by the Group which represent the employer's contribution during the year amounting to YTL76,275 (2006: YTL61,734) has been included in employee costs under operating expenses (Note 26).

(a) Post-employment benefits (pension and medical)

The surplus unrecognised in the balance sheet is determined as follows:

	2007	2006
Present value of funded obligations	(693,564)	(555,286)
- Pension benefits transferrable to SSI	*(601,307)*	*(526,678)*
- Post-employment medical benefits transferrable to SSI	*(23,728)*	*(28,608)*
- Other benefits	*(68,529)*	-
Fair value of plan assets	706,378	655,608
Surplus	**12,814**	**100,322**

The Bank's personnel are members of the Fund whose assets are held independently of the Bank's assets. The financial statements of the Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

The Provisional Article 23 ("Article") of Banking Law which was enacted on 1 November 2005, includes the provision that requires the transfer of pension funds of the banks, including the Fund, to the SSI within three years following the publication of the Banking Law. In accordance with the Banking Law, the actuarial calculation of the liability (if any) on the transfer should be performed by taking into account the procedures and other parameters determined by the commission established by Ministry of Labour and Social Security. Accordingly, the Group calculated the pension benefits transferrable to SSI in accordance with the Decree published by the Council of Ministers in the Official Gazette dated 15 December 2006 No.26377 ("the Decree") for the purpose of determining the principles and procedures to be applied during the transfer of funds. However, the said Article was vetoed by the President and on 2 November 2005 the President initiated a lawsuit before the Turkish Constitutional Court in order to rescind the Article.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 20 - EMPLOYMENT BENEFIT OBLIGATIONS (Continued)

As of 31 December 2006, the Group obtained an actuarial report from a registered actuary in accordance with the Decree. Based on this Decree, the actuarial balance sheet of the Fund has been prepared in accordance with a technical interest rate of 10.24% and the CSO 1980 mortality table, and reflects a technical surplus of YTL100,322.

On 22 March 2007, the Turkish Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of the Article, which requires the transfer of the Fund to the SSI. On 17 April 2008, the New Law has been substantially enacted after its ratification by the Grand National Assembly of the Republic of Turkey. In accordance with the New Law, members of the funds established in accordance with the Social Security Law should be transferred to SSI within 3 years following the enactment.

The Group obtained an actuarial report from the actuary regarding the Fund in accordance with the New Law related to principles and procedures on determining the application of transfer transactions. The Group's obligation in respect of the post-employment benefits transferrable to SSI has been determined as the value of the payment that would need to be made to SSI to settle the obligation at the balance sheet date in accordance with the related article of the New Law and other related laws and regulations. Therefore, the actuarial parameters and results reflect the provisions of the New Law for the post-employment pension and medical benefits transferrable to SSI (e.g. a technical interest rate of 9.80%), except for the non-transferrable other benefits. Accordingly, including the obligation for non-transferable other benefits amounting YTL68,529 which were transferrable under the provisions of the prior legislation, the surplus of the Fund amounts to YTL12,814 as of 31 December 2007.

The movement in the defined benefit obligation over the year is as follows:

	Defined benefit pension plans		Post-employment medical benefits	
	2007	2006	2007	2006
Beginning of year	**(526,678)**	**(577,803)**	**(28,608)**	**(40,637)**
Current service cost	(46,637)	(36,400)	(29,638)	(25,334)
Interest cost	(51,614)	(59,167)	(2,804)	(4,161)
Contributions by plan participants	(33,039)	(31,303)	(16,981)	(14,550)
Actuarial losses/(gains)	(51,950)	81,987	(3,341)	4,151
Benefits paid	108,611	96,008	57,644	51,923
End of year	**(601,307)**	**(526,678)**	**(23,728)**	**(28,608)**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 20 - EMPLOYMENT BENEFIT OBLIGATIONS (Continued)

The principal actuarial assumptions used were as follows:

	2007 (%)	2006 (%)
Discount rate		
- Pension benefits transferrable to SSI	*9.80*	*10.24*
- Post-employment medical benefits transferrable to SSI	*9.80*	*10.24*
- Other benefits	*5.71*	*5.71*

The effects of a 1% movement in the assumed medical cost trend rate were as follows:

	Increase/ Decrease
Effect on the aggregate of the current service cost and interest cost	(324)
Effect on the defined benefit obligation	4,363

Mortality rate

The average life expectancy in years of a pensioner retiring at age 60 for men, 58 for women on the balance sheet date is as follows:

	2007	2006
Male	18	18
Female	23	23

The movement in the fair value of plan assets of the year is as follows:

	2007	2006
Beginning of year	**655,608**	**620,280**
Actual return on plan assets	90,730	75,672
Employer contributions (Note 26)	76,275	61,734
Employee contributions	50,020	45,853
Benefits paid	(166,255)	(147,931)
End of year	**706,378**	**655,608**

Plan assets are comprised as follows:

	2007		2006	
Bank placements	638,488	90%	467,036	71%
Equity securities	34,625	5%	106,640	16%
Premises and equipment	30,044	4%	45,558	7%
Other	3,221	1%	36,374	6%
	706,378	**100%**	**655,608**	**100%**

The fair value of the premises occupied by the Group is YTL36,114 (2006: YTL36,114).

Expected contributions to post-employment benefit plans for the year ending 31 December 2008 are YTL140,411.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 20 - EMPLOYMENT BENEFIT OBLIGATIONS (Continued)

(b) Employment termination benefits

Under the Turkish Labour Law, the Group is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL2,030.19 in full YTL amount (31 December 2006: YTL1,857.44 in full YTL amount) for each year of service.

The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Group arising from the retirement of its employees.

IAS 19 "Employment Benefits" requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

	2007	2006
Discount rate (%)	5.71	5.71
Turnover rate to estimate the probability of retirement (%)	8.07	6.83

Additionally, the principal actuarial assumption is that the maximum liability of YTL1,960.69 in full YTL amount, for each year of service will increase in line with inflation. Thus the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL2,087.92 in full YTL amount (1 January 2007: YTL 1,960.69), effective from 1 January 2008, has been taken into consideration in calculating the reserve for employment termination benefit of the Group.

Movements in the reserve for employment termination benefits during the year are as follows:

	2007	2006
1 January	37,503	43,658
Effect of disposal (Note 31)	-	(60)
Paid during the year	(10,707)	(19,190)
Increase during the year (Note 26)	11,605	13,095
	38,401	**37,503**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 21 - SHARE CAPITAL

The historic amount of share capital of the Group is YTL3,000,000 (2006: YTL2,200,000) and consists of 300,000,000,000 (2006: 220,000,000,000) authorised shares with a nominal value of YKr 1 each.

At 31 December, the issued and fully paid-in share capital held is as follows:

	2007		2006	
	Share (%)	YTL	Share (%)	YTL
Sabancı Group, family and related companies:				
Hacı Ömer Sabancı Holding A.Ş. and related companies	31.38	941,384	34.23	753,107
Sabancı family	14.20	425,865	23.20	510,263
Total Sabancı Group, family and related companies	45.58	1,367,249	57.43	1,263,370
Citibank Overseas Investment Corporation*	20.00	600,000	-	-
Other	34.42	1,032,751	42.57	936,630
Historical share capital	100.00	3,000,000	100.00	2,200,000
Adjustment to share capital	-	2,029,151	-	2,325,154
Total paid-in share capital		**5,029,151**		**4,525,154**

(*) The Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all the required approvals from domestic and foreign public authorities, the Bank increased its paid-in capital by YTL200,000 (8.33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9.5 for each share amounting in total to YTL1,900,000. With this transaction the Bank's paid-in capital increased by YTL200,000 from YTL2,200,000 to YTL2,400,000, and the remaining YTL1,700,000 has been accounted under equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares amounting to 11.67% of paid-in capital, to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

The adjustment to share capital represents the restatement effect of cash and cash equivalent contributions to share capital in terms of equivalent purchasing power at 31 December 2004 after elimination of the accumulated deficit.

Following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, in the inflation-adjusted statutory financial statements, the Bank eliminated accumulated deficit and the corresponding amount of legal and extraordinary reserves and adjustment to share capital. Accordingly, the effects of this elimination transaction have also been reflected in these financial statements, which have been prepared on the basis of IFRS and; accumulated deficit of YTL1,464,503 has been eliminated against the adjustment to share capital.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 22 - RETAINED EARNINGS AND LEGAL RESERVES

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Group is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit. It may be used to absorb losses.

After deducting taxes and setting aside the legal reserves as discussed above, the remaining balance of net profit is available for distribution to shareholders. In accordance with the Articles of Association, bonuses to the chairman and members of the Board of Directors are limited to a maximum of 2% of the remaining balance; the average percentage of such distributions in the last five years was 0.02%.

In 2003, the Bank established and announced a dividend distribution policy, and in accordance with this policy the Bank distributes a minimum 30% and maximum 50% of the distributable profit to its shareholders identified in the Articles of Association provided that there is no deterioration in the national and global economic environment and that the capital adequacy ratio of the Bank meets or exceeds the targeted level.

NOTE 23 - NET INTEREST INCOME

	2007	2006
Interest income on:		
Loans and advances to customers	5,324,677	4,021,626
Interest on investment and trading securities	3,028,796	2,506,250
Interest on deposits with banks	340,808	268,045
Other interest income	37,637	14,474
Total interest income	**8,731,918**	**6,810,395**

	2007	2006
Interest expense on:		
Interest on deposits	4,805,995	3,660,980
Interest on funds borrowed and debt securities in issue	545,191	480,839
Interest on interbank money market deposits	16,403	3,662
Other interest expenses	26,946	9,982
Total interest expense	**5,394,535**	**4,155,463**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 24 - NET FEE AND COMMISSION INCOME

	2007	2006
Fee and commission income on:		
Credit cards	685,083	478,866
Retail banking operations	120,551	184,421
Mutual fund management fee (Note 29)	117,748	115,390
Brokerage commission	47,137	49,560
Non-cash loans	46,720	42,819
Insurance intermediary	35,670	31,006
Money transfers	22,220	29,086
Other	226,017	168,687
	1,301,146	**1,099,835**
Fee and commission expense on:		
Credit cards	(195,405)	(166,414)
Other	(60,708)	(70,378)
	(256,113)	**(236,792)**
Net fee and commission income	**1,045,033**	**863,043**

NOTE 25 - NET TRADING INCOME/(LOSS)

	2007	2006
Foreign exchange gains less losses on trading financial instruments	(12,880)	(11,705)
Interest rate instruments	(46,863)	7,692
Trading and available for sale securities	43,826	155,861
	(15,917)	**151,848**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 26 - OPERATING EXPENSES

	2007	2006
Employee costs	650,901	582,373
Credit card and banking services	273,822	264,945
Marketing and advertisement expenses	105,953	120,167
Depreciation charges of property and equipment (Note 13)	97,785	91,608
Sundry taxes and duties	96,413	61,297
Communication expenses	83,963	85,652
Computer maintenance and support expenses	53,997	60,481
Saving deposits insurance fund	52,352	30,792
Consultancy expenses	42,624	37,524
Heating, lighting and water expenses	22,840	20,580
Repair and maintenance expenses	21,808	47,093
Amortisation of other intangible assets (Note 14)	9,177	9,380
Stationary expenses	8,202	8,205
Other	309,063	211,379
	1,828,900	**1,631,476**

For the year ended 2007, total remuneration of the senior management and Board of Directors amounted to YTL10,438 (2006: YTL9,010).

Since a dispute arising from a tax inspection at the Bank was concluded against the Bank by the Court of First Instance, the Bank paid a total amount of YTL57,782 consisting of the tax, late payment interest, and fine, and recorded this amount to "Other Operating Expenses".

Post-employment benefits (pension and medical) paid and reserve for employment termination benefit for the year ended 31 December 2007 which amounts to YTL76,275 and YTL11,605, respectively are included in the employee costs.

NOTE 27 - ASSETS PLEDGED

	2007		2006	
	Assets	Related liability	Assets	Related liability
Balances with the				
Central Bank of Turkey (*)	1,667,268	41,786,888	2,692,777	40,052,873
Balances with other banks (Note 6)	156,172	2,997,654	100,088	3,977,618
Trading securities (Note 7)				
- repurchase agreements	-	-	393	388
- other legal requirements	829,475	-	957,320	-
Investment securities (Note 11)				
- available-for-sale				
- repurchase agreements	4,712,504	4,783,679	5,415,093	5,237,840
- other legal requirements	870,230	-	485,658	-
- held-to-maturity				
- other legal requirements	-	-	-	-
Total	**8,235,649**	**49,568,221**	**9,651,329**	**49,268,719**

(*) Assets pledged in the Central Bank of Turkey are pledged for the Group's reserve requirement which is explained in Note 9.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 28 - COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

In the normal course of banking activities, the Group undertakes various commitments and incurs certain contingent liabilities that are not presented in these consolidated balance sheets, including letters of guarantee, acceptance credits, letters of credit and off-balance sheet derivative instruments. The management does not expect any material losses as a result of these transactions. The following is a summary of significant commitments and contingent liabilities:

(a) Legal proceedings

As of 31 December 2007 there are a number of legal proceedings outstanding against the Group, for which a YTL35,651 (2006: YTL21,768) provision has been made.

(b) Commitments for resale and repurchase of marketable securities:

As explained in Note 2 (h), repurchase agreements ("repos") are retained in these consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell are recorded as due from banks. The Group's commitments for resale and repurchase of marketable securities (government bonds, treasury bills and Eurobonds) at 31 December are as follows.

	2007				
	Up to 1 month	**1 to 3 months**	**3 to 12 months**	**Over 1 year**	**Total**
Repurchase commitments	4,446,686	5,444	26,423	313,352	4,791,905
Resale commitments	-	-	-	-	-

	2006				
	Up to 1 month	**1 to 3 months**	**3 to 12 months**	**Over 1 year**	**Total**
Repurchase commitments	4,927,948	71,961	127,876	74,396	5,202,181
Resale commitments	9	-	-	-	9

YTL8,311 of the repurchase commitments have been made with Sabancı Holding Group companies and other related parties at 31 December 2007 (2006: YTL27,545).

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 28 - COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS (Continued)

(c) Commitments under derivative instruments:

The breakdown of notional amounts of derivative transactions at 31 December is as follows:

	2007					
	US$	**EUR**	**GBP**	**Other**	**YTL**	**Total**
Currency forward transactions	36,683	99,473	-	49,278	75,766	261,200
Swap transactions	1,385,614	2,711,453	505,556	133,201	2,037,669	6,773,493
- Currency rate swaps	63,973	1,709,976	505,556	131,751	72,669	2,483,925
- Interest rate swaps	1,321,641	1,001,477	-	1,450	1,965,000	4,289,568
Spot transactions	151,212	11,941	8,128	12,270	25,616	209,167
Currency option transactions	147,132	78,889	985	396	190,849	418,251
Future transactions	-	3	-	-	27,574	27,577
Total purchases	**1,720,641**	**2,901,759**	**514,669**	**195,145**	**2,357,474**	**7,689,688**
Currency forward transactions	18,750	100,258	-	48,975	82,833	250,816
Swap transaction	2,925,795	1,749,363	21,062	30,488	2,040,165	6,766,873
- Currency rate swaps	1,604,078	747,969	21,062	29,031	75,165	2,477,305
- Interest rate swaps	1,321,717	1,001,394	-	1,457	1,965,000	4,289,568
Spot transactions	51,532	133,313	1,161	1,758	23,317	211,081
Currency option transactions	142,080	79,044	-	335	197,584	419,043
Future transactions	26,073	27	-	-	4	26,104
Total sales	**3,164,230**	**2,062,005**	**22,223**	**81,556**	**2,343,903**	**7,673,917**
Off-balance sheet net notional position (Note 3)	**(1,443,589)**	**839,754**	**492,446**	**113,589**	**13,571**	**15,771**

	2006					
	US$	**EUR**	**GBP**	**Other**	**YTL**	**Total**
Currency forward transactions	172,011	97,590	277,639	33,576	131,215	712,031
Swap transactions	1,700,382	2,417,750	703,222	133,884	1,050,000	6,005,238
- Currency rate swaps	1,462,974	1,321,808	272,880	133,884	-	3,191,546
- Interest rate swaps	237,408	1,095,942	430,342	-	1,050,000	2,813,692
Spot transactions	99,901	27,957	-	4,679	10,601	143,138
Currency option transactions	92,664	1,210	-	74	68,774	162,722
Total purchases	**2,064,958**	**2,544,507**	**980,861**	**172,213**	**1,329,461**	**7,092,000**
Currency forward transactions	364,933	142,206	45,037	34,028	171,457	757,661
Swap transactions	1,532,535	2,960,087	450,610	187	1,051,000	5,994,415
- Currency rate swaps	1,295,123	1,864,145	20,268	187	1,000	3,180,723
- Interest rate swaps	237,412	1,095,942	430,342	-	1,050,000	2,813,696
Spot transactions	41,474	72,720	-	6,288	22,654	143,136
Currency option transactions	94,193	1,210	-	-	67,176	162,579
Total sales	**2,065,891**	**3,179,529**	**495,647**	**40,503**	**1,312,287**	**7,093,857**
Off-balance sheet net notional position (Note 3)	**(933)**	**(635,022)**	**485,214**	**131,710**	**17,174**	**(1,857)**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 28 - COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS (Continued)

The above tables summarizes the Group's derivative transactions. Each derivative transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Group with respect to commitments arising from these transactions.

The related party balances in forward currency purchase/sale and swap transactions are as follows:

	2007			2006		
	YTL	Foreign currency	Total	YTL	Foreign currency	Total
Currency forward purchases	8,565	69,287	77,852	82,238	35,465	117,703
Currency forward sales	(18,391)	(59,960)	(78,351)	-	(106,674)	(106,674)
Currency swap purchases	-	14,201	14,201	-	30,564	30,564
Currency swap sales	-	(16,219)	(16,219)	-	(31,716)	(31,716)
Interest rate swap purchases	-	60,437	60,437	-	196,438	196,438
Interest rate swap sales	-	(60,437)	(60,437)	-	(196,438)	(196,438)
Net position	**(9,826)**	**7,309**	**(2,517)**	**82,238**	**(72,361)**	**9,877**

(d) Credit related commitments:

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and standby letters of credit, which represent irrevocable assurances that the Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Documentary and commercial letters of credit, which are written undertakings by the Bank on behalf of a customer authorising a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Group does not generally expect the third party to draw funds under the agreement.

The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, since many of these commitments will expire or terminate without being funded.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 28 - COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS (Continued)

The following table shows the outstanding credit related commitments of the Group at 31 December:

	2007			2006		
	Up to 1 year	Over 1 year	Total	Up to 1 year	Over 1 year	Total
Letters of guarantee issued by the Group						
- New Turkish lira	308,661	2,207,891	2,516,552	734,782	1,330,477	2,065,259
- Foreign currency	133,630	1,128,551	1,262,181	263,681	668,074	931,755
Acceptance credits						
- New Turkish lira	-	15	15	-	15	15
- Foreign currency	40,563	6,279	46,842	46,881	13,918	60,799
Letter of credit						
- New Turkish lira	16	-	16	162	-	162
- Foreign currency	773,994	402,922	1,176,916	515,871	263,268	779,139
Other guarantees						
- New Turkish lira	5,381	150,081	155,462	24,778	18,155	42,933
- Foreign currency	16,321	5,579	21,900	31,959	16,923	48,882
	1,278,566	**3,901,318**	**5,179,884**	**1,618,114**	**2,310,830**	**3,928,944**

Included in the letters of guarantee and acceptance credits are guarantees amounting to YTL487,171 (2006: YTL361,913) for related parties at 31 December 2007.

The economic sector risk concentrations for outstanding credit related commitments of the Group are as follows:

	2007	2006
Financial institutions	811,702	310,723
Small-scale retailers	668,232	623,281
Wholesaling	589,614	497,029
Chemicals	585,638	395,715
Construction	369,846	194,992
Steel and mining	366,202	144,383
Automotive	243,670	315,778
Electronics	228,273	161,057
Electricity, gas, water	191,871	147,921
Other manufacturing	138,069	153,784
Agriculture and forestry	119,827	92,162
Food and beverage	108,324	90,348
Textile	74,743	80,135
Transportation	73,794	66,497
Tourism	32,218	42,909
Telecommunications	26,535	9,151
Other	551,326	603,079
	5,179,884	**3,928,944**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 28 - COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS (Continued)

(e) Contingent assets:

The legal situation of the lawsuits regarding the correction of corporate tax paid in 2001, 2002, and 2003 with reference to the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005 amounting to YTL754,303 is explained below:

The Court of First Instance decided to comply with the decisions of the Council of State in favor of the Bank regarding lawsuits of YTL686,411, which arose from YTL484,942 of 2002, and YTL201,469 of 2001, and the decision was communicated to the Ministry. The Ministry appealed against the decision. The appeal process for the lawsuit related to the year 2001 and revision of decision process for the year 2002 are still in progress.

With reference to the lawsuit in the amount of YTL67,892 related to the year 2003, the ruling of the court of first instance following the overruling decision of the Council of State in favor of the Bank is being awaited.

The Bank is continuing the talks with the Ministry for the collection or offsetting against various tax liabilities, for the portion in excess of YTL270,001, which was accepted by the Ministry and recorded as income (Note 18-c).

NOTE 29 - MUTUAL FUNDS

At 31 December 2007, the Group manages 18 (2006: 16) mutual funds and 19 mutual pension funds ("Funds") which were established under Capital Markets Board Regulations. At 31 December 2007, the Funds' investment portfolio includes government bonds, treasury bills and share certificates amounting to YTL4,548,184 (2006: YTL3,262,882). In accordance with the Funds' statute, the Group purchases and sells marketable securities for the Funds, markets their participation certificates and provides other services and charges management fees ranging from 0.000275% to 0.001375%. At 31 December 2007, management fees earned by the Group amounted to YTL117,748 (2006: YTL115,390).

NOTE 30 - RELATED PARTY TRANSACTIONS

A number of transactions were entered into with related parties in the normal course of business.

i) Balances with related parties:

	2007	2006
Loans and receivables, net	935,510	733,462
Due from banks	5,045	-
Finance lease receivables	12,073	11,842
Assets	**952,628**	**745,304**
Due to customers	5,100,378	3,042,496
Due to banks	-	-
Liabilities	**5,100,378**	**3,042,496**
Credit related commitments	487,171	361,913
Commitment under derivative instruments	151,126	224,377
Commitments and contingent liabilities	**638,297**	**586,290**

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 30 - RELATED PARTY TRANSACTIONS (Continued)

ii) Transactions with related parties:

	31 December 2007	31 December 2006
Interest income on loans	86,230	113,806
Interest income	**86,230**	**113,806**
Interest expense on deposits	605,097	349,919
Interest expense	**605,097**	**349,919**

iii) Balances with directors and other key management personnel:

	2007	2006
Due to customers	590,183	259,210

For the period ended 31 December 2007, total remuneration of the senior management and Board of Directors amounted to YTL10,438 (31 December 2006: YTL9,010).

As at 31 December 2007, other balances with directors and other key management personnel are immaterial.

NOTE 31 - ACQUISITIONS AND DISPOSALS

(a) Acquisitions:

There are no acquisitions in 2007.

(b) Disposals:

There are no disposals in 2007.

On 10 March 2006, the Group disposed of 73.41% of the share capital of Ak Emeklilik A.Ş..

The subsidiary operated in the insurance business and it contributed operating income of YTL29,840 for the period ended 31 December 2005.

(Amounts expressed in thousands of New Turkish lira ("YTL")

NOTE 31 - ACQUISITIONS AND DISPOSALS (Continued)

The details of assets and liabilities disposed and the disposal consideration are as follows:

Cash and cash equivalents	10,939
Investment securities (Note 11)	107,435
Property and equipment (Note 13)	4,614
Intangible assets (Note 14)	873
Other assets and pre-payments	14,883
Funds borrowed	(376)
Reserve for employment termination benefits (Note 20)	(60)
Other liabilities and accrued expenses	(92,955)
Net assets	**45,353**
Minority interest (26.59%)	**(12,059)**
Net assets disposed	**33,294**
Proceeds from sale (discharged by cash)	125,000
Less: cash and cash equivalents in subsidiary sold	(10,939)
Net cash inflow on sale	**114,061**

NOTE 32 - EVENTS AFTER THE BALANCE SHEET DATE

(a) On 20 March 2008, the Bank has reconciled with Ministry of Finance, within the framework of article 3 of the "Act on collection of certain public receivables through settlement" published in the Official Gazette No.26800 dated 27 February 2008, on the correction of tax payments related to the financial years 2001, 2002 and 2003, which is explained in detail on Note 18 "Gain on Tax Case". According to the calculations made for the purpose of the settlement, the Bank's total amount of receivables from the Ministry of Finance related to those lawsuits is confirmed as YTL494,710. The remaining amount of YTL224,709 after deducting the amount of YTL270,001, which was accepted by the Ministry of Finance to be offset against various tax payables of the Bank and recognized in the financial statements of the year 2007, is recorded as income on the year 2008 financial statements.

(b) The Ordinary General Assembly Meeting of the Parent Bank was held on 28 March 2008. In the Ordinary General Assembly, it was resolved to distribute YTL720,511 cash dividend over YTL1,994,294 stand-alone net income on statutory financial statements on 2007 operations to the Bank's shareholders, Chairman and Members of the Board of Directors. It was also resolved in the General Assembly to transfer YTL8,025 to capital reserves, to allocate YTL1,265,758 as legal and extraordinary reserves.

(c) On January and April 2008, the Bank completed transactions to sell a portfolio of non-performing credit cards amounting to YTL93,205 and a portfolio of non-performing corporate and commercial loans amounting to YTL246,264, in return for YTL8,223 and YTL40,393 respectively. The sale price is fully recognized as income in the subsequent period, as the sold portfolio of non-performing loans were fully provisioned in the Bank's financial statements previously.

....

END